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As filed with the Securities and Exchange Commission on January 21, 2005

Registration No. 333-116517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GFI GROUP INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification code number)	80-0006224 (I.R.S. employer identification no.)
100 Wall Street New York, New York 10005 (212) 968-4100 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Scott Pintoff, Esq.
General Counsel and Corporate Secretary
GFI Group Inc.
100 Wall Street
New York, New York 10005
(212) 968-4100
(Name, address, including zip code and telephone number, including area code, of agent for service)
Please address a copy of all communications to:
Arnold B. Peinado, III, Esq. John T. O'Connor, Esq. Albert A. Pisa, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	Frederick W. Kanner, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of Registration fee

Common Stock, $0.01 par value	$123,983,084	$15,708.66(3)

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)
Includes shares which may be sold pursuant to the underwriters' over-allotment option.
(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 21, 2005

PROSPECTUS

5,674,283 Shares

GFI Group Inc.

Common Stock

$                per share

        We are selling 3,947,369 shares of our common stock and the selling stockholders named in this prospectus are selling 1,726,914 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to 851,142 additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. We currently expect the initial offering price to be between $18.00 and $20.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "GFIG."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to GFI (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2005.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

Banc of America Securities LLC

JPMorgan

Jefferies & Company, Inc.

The date of this prospectus is                        , 2005.

GFI

## MARKETS ∞ INTELLIGENCE

GFI is a global inter-dealer broker specializing in over-the-counter derivatives products and related securities.

GFI provides brokerage services, market data and software analytics products to institutional clients in markets for a range of credit, financial, equity and commodity instruments.

credit

LONDON
10:40

market data

equity

FENICS

financial

commodity

        You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, the selling stockholders are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                        , 2005, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

        This summary highlights the information contained elsewhere in this prospectus. We encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Investors should carefully consider the information set forth under "Risk Factors."

Our Business

        We are a leading inter-dealer broker specializing in over-the-counter derivatives products and related securities. We provide brokerage services and data and analytics products to institutional clients in markets for a range of credit, financial, equity and commodity instruments, including complex credit derivatives. We were founded in 1987 with a single brokerage desk and, as of September 30, 2004, we had 95 brokerage desks and more than 500 brokerage personnel working in our offices in New York, London, Hong Kong, Singapore and Sydney. Our total revenues for the year ended December 31, 2003 were $265.8 million, compared to total revenues of $101.0 million for the year ended December 31, 1999, representing a compound annual growth rate of 27% over this period. Our total revenues for the nine months ended September 30, 2004 were $279.9 million compared to $199.1 million for the nine months ended September 30, 2003, an increase of 41%.

        We focus on less liquid, more complex markets that offer an opportunity for strong growth and higher commissions per transaction. One of our key markets, the global credit derivatives market, which we entered in 1996, has grown in transaction value from $180 billion in 1997 to $3.78 trillion in 2003 (measured by notional amount) according to surveys conducted by the International Swaps and Derivatives Association. During the last six years, we have been named the leading broker in more credit derivatives categories than any other inter-dealer broker according to industry surveys conducted by Risk magazine.

        We currently serve over 1,200 clients, including leading investment and commercial banks, large corporations, insurance companies and large hedge funds. We earn revenues for our brokerage services and fees for many of our data and analytics products. We function as an intermediary on behalf of our brokerage clients by matching their trading needs with counterparties having reciprocal interests.

        We offer a hybrid brokerage approach to our clients that combines a range of telephonic and electronic trade execution services, depending on the needs of individual markets. For example, our clients may choose between utilizing our GFI CreditMatch® electronic trading platform to trade credit derivatives entirely on screen or may execute the same transaction over the telephone through our brokers. We complement our hybrid brokerage capabilities with value-added services, such as data and analytics products for decision support. In 2001, we acquired Fenics Limited, the developer of a leading analysis tool for foreign exchange derivatives, and we now offer additional Fenics®-branded products for certain credit and energy derivatives. Our Fenics analytics products were licensed for use at more than 490 sites globally as of September 30, 2004. We believe our hybrid brokerage capabilities, as complemented by our data and analytics products, provide us with a competitive advantage over other inter-dealer brokers who do not offer this technology or are less adept at integrating technology to meet market needs.

Our Market Opportunity

        On most business days, trillions of dollars in securities, commodities, currencies and derivative instruments are traded around the world. These financial instruments are traded in markets with varying degrees of liquidity. A liquid finanical market is one in which a financial instrument is easy to buy or sell quickly with minimal price disturbance. Frequently, markets for newer, more complex financial instruments, such as many types of derivative instruments that are traded over-the-counter, are characterized by fewer market participants, lower trading volumes and less price transparency, resulting in less liquid market conditions. Buyers and sellers of many of these less liquid financial instruments frequently rely on inter-dealer brokers to facilitate liquidity by gathering pricing information and identifying counterparties with reciprocal interests.

        Derivatives are increasingly being used by financial institutions, hedge funds and large corporations to manage risk or take advantage of the anticipated direction of a market by allowing holders to guard against gains or declines in the price of underlying assets without having to buy or sell the underlying assets. According to a survey conducted by the International Swaps and Derivatives Association in 2003, over 90% of the world's largest 500 companies used derivative instruments to manage and hedge their risks more effectively.

        We believe the markets for financial instruments, especially the markets for derivative instruments, present us with the following opportunities to provide value to our clients as an inter-dealer broker and provider of market data and analytics products:

  •
  Need for efficient execution in both liquid and less liquid markets.

  •
  Need for expertise in the development of new markets.

  •
  Need for market intelligence.

  •
  Increasing industry consolidation.

Our Strategy

        We intend to continue to grow our business by employing the following strategies:

  •
  Maintain and enhance our leading positions in key markets.    We intend to maintain our position as a leading provider of brokerage services and data and analytics products to the markets on which we focus. We plan to continue leveraging the market strength and brand recognition that we have developed for a range of derivative instruments and underlying securities in the credit, financial, equity and commodity markets.

  •
  Continue to expand through hiring new brokers and identifying and developing less liquid, high-growth markets.    The combined revenue of brokerage desks we have opened since the beginning of 2001, many of which focus on less liquid, high growth markets, represented approximately 28% of our total brokerage revenues for the year ended December 31, 2003 and approximately 42% of our total brokerage revenues for the nine months ended September 30, 2004. We will continue to seek an early-mover advantage in new and evolving products and to selectively establish a presence in less complex products that are complementary to products in which we already provide brokerage services.

  •
  Continue to pursue diverse revenue opportunities.    We intend to continue managing our business with the goal of maintaining the diversity of our revenues. On a geographic basis, approximately 54% of our total revenues for the year ended December 31, 2003 and 50% of our total revenues for the nine months ended September 30, 2004 were generated by our U.K. operations, 38% and 44%, respectively, were generated by our U.S. operations and 8% and 6%, respectively, were generated by our operations in the Asia-Pacific region. Additionally, for the year ended

    December 31, 2003 and for the nine months ended September 30, 2004, no one customer accounted for more than approximately 8% and 7% of our total revenues, respectively, from all products, services and regions, and our largest brokerage desk accounted for less than 10% of each period's total revenues. We believe the diversity of our revenues lessens the impact to us of a downturn in any particular market or geographic region.

  •
  Strategically expand our operations through business acquisitions.    We plan to selectively seek opportunities to expand our brokerage services into new or existing product areas through the acquisition of complementary businesses that enhance our brokerage services or permit us to deepen our existing relationships with institutional clients.

  •
  Leverage infrastructure and technology to improve margins.    We will seek to further leverage our technology by continuing to offer quality data and analytics products and, where possible, installing "straight-through-processing" links with our customers' settlement, risk management and compliance operations in order to better meet the needs of our clients and provide us with additional opportunities to increase our revenue.

Company Information

        Our largest stockholder is Jersey Partners Inc., which we refer to as Jersey Partners. Jersey Partners will own approximately 52% of our common stock upon completion of this offering. Our chief executive officer and founder, Michael Gooch, owns a majority of the shares of Jersey Partners. We conduct substantially all of our business through our subsidiaries.

        Our executive offices are located at 100 Wall Street, New York, New York 10005, and our telephone number is (212) 968-4100. Our website is located at www.gfigroup.com. The information contained on our website is not part of this prospectus.

The Offering

Common stock offered by:
us	3,947,369 shares
the selling stockholders	1,726,914 shares
Common stock to be outstanding after this offering	26,751,455 shares (excludes shares issuable upon the exercise of outstanding options or warrants and the proposed grant of restricted stock or restricted stock units described below)
Common stock to be outstanding or issuable after the offering	29,499,035 shares (includes shares issuable upon the exercise of outstanding options or warrants but excluding the proposed grant of restricted stock or restricted stock units described below)
Use of proceeds	We expect to receive net proceeds from this offering of approximately $66.9 million (assuming we sell the shares for a per share price equal to the midpoint of the estimated price range set forth on the cover of this prospectus). We intend to use the net proceeds to repay indebtedness to Jersey Partners in the principal amount of $9.25 million as of September 30, 2004, plus accrued interest, and for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds from this offering to make acquisitions (which may include the purchase of the outstanding shares of Fenics capital stock not currently owned by us). See "Use of Proceeds."
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk factors	For a discussion of risks relating to us, our business and an investment in our common stock, see "Risk Factors."
Proposed Nasdaq National Market symbol	"GFIG"

        The number of shares of common stock to be outstanding after the closing of this offering is based on 22,804,086 shares of our common stock outstanding as of September 30, 2004 (assuming conversion of our shares of preferred stock and Class A Common Stock into Class B Common Stock, which will become our only class of common stock and will be called "common stock," on a 1-for-1 basis and 9,852 additional shares to be issued upon conversion of our Series B Preferred Stock). The number of shares of common stock outstanding after this offering excludes, and the number of shares of common stock outstanding or issuable after this offering (including shares issuable upon the exercise of outstanding options or warrants but excluding the proposed grant of restricted stock or restricted stock units described below) includes, the following as of September 30, 2004:

  •
  2,642,317 shares issuable upon the exercise of options with a weighted average exercise price of $11.79 per share; and

  •
  105,263 shares issuable upon the exercise of a warrant with an exercise price of $9.50 per share.

Subject to the authorization of the compensation committee of our board of directors, we expect to issue shares of restricted stock or restricted stock units under our 2004 Equity Incentive Plan to certain of our employees, primarily our executive officers, upon the consummation of this offering. Assuming an offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, we would issue approximately 126,000 shares of restricted stock or restricted stock units in the aggregate. Upon consummation of this offering we will reduce the number of shares available for future grants under our 2002 Stock Option Plan to zero and will have, prior to giving effect to the proposed grant described above, 3,000,000 shares available for future grants under our 2004 Equity Incentive Plan.

        Unless otherwise indicated, all information contained in this prospectus assumes:

  •
  that the underwriters do not exercise their option to purchase up to 851,142 additional shares of our common stock owned by selling stockholders to cover over-allotments, if any;

  •
  the conversion of all our outstanding Class A Common Stock and all series of our outstanding preferred stock into common stock, which will occur immediately before the closing of this offering; and

  •
  the filing of our second amended and restated certificate of incorporation and second amended and restated bylaws, which will occur simultaneously with the closing of this offering.

        The terms of our Series C Preferred Stock provide that, in the event that the price of our common stock issued in this offering is less than $18.26 per share, the conversion rate of the Series C Preferred Stock will be equal to 18.262154 divided by the price at which our common stock is issued in this offering. For example, if the offering price of the common stock issued in this offering was $18.00, the bottom of the range set forth on the cover of this prospectus, we would be required to issue an additional 54,233 shares of our common stock to the holders of our Series C Preferred Stock in the aggregate. For more detailed information regarding our common stock, preferred stock, options and warrant, see "Description of Capital Stock."

        Unless otherwise indicated, all information in this prospectus reflects the 1-for-9.50 reverse stock split of our common and preferred stock which was effected on January 20, 2005.

Summary Consolidated Financial Data

        The following tables provide summary consolidated financial data. You should read this information in conjunction with the information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2003 and September 30, 2004 are derived from our unaudited consolidated financial statements, which appear elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of financial position and results of operations as of those dates and for those periods. Historical operating and statistical information may not be indicative of our future performance.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues
Brokerage revenues(1)	212,162	259,851	250,157	188,579	264,385
Analytics and market data	6,077	9,615	13,143	10,049	12,349
Interest income	1,543	1,401	1,167	776	802
Other income (loss)(2)	576	4,353	1,377	(271)	2,386

Total revenues	220,358	275,220	265,844	199,133	279,922

Expenses
Compensation and employee benefits	142,574	174,011	166,276	123,545	175,623
Impairment of goodwill and intangible asset(3)	38,968	—	—	—	—
Other expenses(4)	66,226	74,465	72,219	53,081	68,519

Total expenses	247,768	248,476	238,495	176,626	244,142

Income (loss) before provision for income taxes and minority interest	(27,410)	26,744	27,349	22,507	35,780
Provision for income taxes(5)	4,436	14,470	12,885	10,604	16,014
Minority interest	(30)	—	—	—	—

Net income (loss)	$(31,816)	$12,274	$14,464	$11,903	$19,766

Earnings per share(6):
Basic	$(3.13)	$0.59	$0.63	$0.52	$0.87
Diluted	$(3.13)	$0.58	$0.61	$0.50	$0.81
Weighted average number of shares outstanding(6):
Basic	10,153,711	15,786,933	16,049,655	16,049,655	16,049,655
Diluted	10,153,711	21,231,412	23,693,418	23,693,418	24,296,574
Dividends(7)	$33,266	$4,536	—	—	—

	As of December 31, 2003	As of September 30, 2004
	Actual	Actual	Pro forma(8)	Pro forma as adjusted(9)
	(dollars in thousands)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$87,299	$83,291	$83,291	$140,711
Total assets(10)	$374,809	$706,628	$706,628	$764,048
Total debt, including current portion	$47,997	$54,982	$54,982	$45,732
Redeemable convertible preferred stock	$30,043	$30,043	$—	$—
Stockholders' equity	$37,778	$56,945	$86,988	$153,859
	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Selected Statistical Data:
Brokerage personnel headcount(11)	341	366	397	389	509
Employees	572	655	668	659	809
Number of brokerage desks(12)	64	65	78	76	95
Broker productivity for the period(13)	$685	$721	$648	$496	$576
	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Brokerage Revenues by Product Categories:
Credit	$78,556	$114,509	$115,371	$88,140	$116,785
Financial	52,622	55,194	69,101	51,453	59,839
Equity	21,774	28,841	27,226	20,183	49,720
Commodity	59,210	61,307	38,459	28,803	38,041

Total brokerage revenues	$212,162	$259,851	$250,157	$188,579	$264,385

Brokerage Revenues by Geographic Region:
U.S.	$89,453	$108,505	$102,920	$77,829	$120,848
U.K.	113,946	137,181	128,743	96,969	128,087
Asia-Pacific	8,763	14,165	18,494	13,781	15,450

Total	$212,162	$259,851	$250,157	$188,579	$264,385

(1)
Brokerage revenues consist of agency commissions and principal transactions.

(2)
Other income for the year ended December 31, 2002 included $1.4 million from the sale of our treasury repurchase agreement brokerage desk, as well as the receipt during that period of $1.7 million of insurance proceeds resulting from business interruptions in connection with the September 11, 2001 terrorist attacks in New York City.

(3)
The impairment charge incurred in 2001 was taken in order to reduce goodwill and an intangible asset associated with the Fenics acquisition to their estimated fair value.

(4)
Other expenses is the sum of the following categories of expenses: communications and quotes, travel and promotion, rent and occupancy, depreciation and amortization, professional fees, clearing fees, interest and other expenses.

(5)
Income earned prior to our reorganization in November 2001 was not subject to U.S. Federal income tax at the corporate level. See Note 12 in our consolidated financial statements. See "Our Business — Our Reorganization" for more information regarding the reorganization.

(6)
Earnings per share and weighted average number of shares outstanding for the years ended December 31, 2002 and 2003 have been restated as discussed in Note 27 to our consolidated financial statements.

(7)
In 2001 and 2002, our subsidiary, GFI Group LLC, paid dividends of $3.3 million and $4.5 million, respectively, to Jersey Partners to compensate it for certain tax liabilities in those periods during which Jersey Partners was the sole member of GFI Group LLC. The amount paid in 2002 related to Jersey Partners' tax liabilities for the 11-month period ended November 30, 2001. In addition, on October 1, 2001, GFI Group LLC paid a dividend to Jersey Partners of $30 million in cash and accounts receivable as part of the reorganization. We do not expect that either we or our subsidiaries will pay dividends to our stockholders in the foreseeable future.

(8)
Pro forma financial condition data reflects the conversion of all our Class A Common Stock and all series of our preferred stock into Class B Common Stock which will become our single class of common stock and will occur immediately before the closing of this offering.

(9)
Pro forma, as adjusted financial condition data gives effect to receipt of the net proceeds from the sale by us in this offering of 3,947,369 shares of common stock at an assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under "Use of Proceeds."

(10)
Total assets included receivables from brokers, dealers and clearing organizations of $192.7 million and $499.5 million at December 31, 2003 and September 30, 2004, respectively. These receivables primarily represent securities transactions entered into in connection with our matched principal business which have not settled as of their stated settlement dates. These receivables are substantially offset by $177.7 million and $474.4 million, at December 31, 2003 and September 30, 2004, respectively, of corresponding payables to brokers, dealers and clearing organizations for these unsettled transactions.

(11)
Brokerage personnel headcount includes brokers, trainees and clerks. As of September 30, 2004, we employed 464 brokers.

(12)
A brokerage desk is defined as one or more individual brokers working together at a single location that provide brokerage services with respect to one or more specific financial instruments. Brokerage desks in different offices are considered separate desks even if they focus on the same financial instrument.

(13)
We are presenting broker productivity to show the average amount of revenue generated per broker. Broker productivity is calculated as brokerage revenues divided by average monthly brokerage personnel headcount for the period.

RISK FACTORS

        An investment in our common stock is subject to a number of risks. You should carefully consider the risks described below together with all the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks occurs, our business, financial condition, prospects or results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Economic, political and market factors beyond our control could reduce trading volumes, securities prices and demand for our brokerage services, which could harm our business and our profitability.

        In each of the past three years and in the nine months ended September 30, 2004, over 94% of our revenues were generated by our brokerage operations. As a result, our revenues and profitability are likely to decline significantly during periods of low trading volume in the financial markets in which we offer our services, which are directly affected by many national and international factors that are beyond our control. Any one of the following factors, among others, may cause a substantial decline in the financial markets in which we offer our services, resulting in reduced trading volume. These factors include:

  •
  economic and political conditions in the United States, Europe and elsewhere in the world;

  •
  concerns about terrorism and war;

  •
  concerns over inflation and wavering institutional and consumer confidence levels;

  •
  the availability of cash for investment by our dealer clients and their clients;

  •
  the level and volatility of interest rates and foreign currency exchange rates;

  •
  the level and volatility of trading in certain equity and commodity markets;

  •
  the level and volatility of the difference between the yields on corporate securities being traded and those on related benchmark securities (which difference we refer to as credit spreads); and

  •
  legislative and regulatory changes.

        In recent years, the financial markets in which we offer our services have been adversely affected by acts of war, terrorism and other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions.

        Declines in the volume of trading in the markets in which we operate generally result in lower revenue from our brokerage business. In addition, although less common, some of our brokerage revenues are determined on the basis of the value of transactions or on credit spreads. Our profitability would be adversely affected by a decline in revenue because a portion of our costs are fixed. For these reasons, decreases in trading volume or declining prices or credit spreads could have an adverse effect on our business, financial condition or results of operations.

We face substantial competition that could negatively impact our market share and our profitability.

        The financial services industry generally, and the inter-dealer brokerage businesses in which we are engaged in particular, are very competitive, and we expect competition to continue to intensify in the future. Some of the companies with which we compete are better capitalized than we are and have greater financial, technical, marketing and other resources than we have. Our current and prospective competitors include:

  •
  other inter-dealer brokerage firms;

  •
  electronic multi-dealer trading companies or consortia;

  •
  other providers of data and analytics products; and

  •
  securities, futures and derivatives exchanges and electronic communications networks.

        Some of our competitors offer a wider range of services, have broader name recognition and have larger client bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can, and may be able to undertake more extensive marketing activities. Our competitors may also seek to hire our brokers, which could result in a loss of brokers by us or in increased costs to retain our brokers. In addition to the competitors described above, our large institutional clients may increase the amount of trading they do directly with each other rather than through us, in which case our revenues could be adversely affected. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

        We have experienced intense price competition in our brokerage business in recent years. Some competitors may offer brokerage services to clients at lower prices than we are offering, which may force us to reduce our prices or to lose market share and revenue. In addition, we focus on providing brokerage services in less liquid markets for complex financial instruments. As the markets for these instruments become more liquid, we could lose market share to other inter-dealer brokers and electronic multi-dealer brokers who specialize in providing brokerage services in more liquid markets. If a financial instrument for which we provide brokerage services becomes listed on an exchange, the need for the services of an inter-dealer broker for that instrument may be severely diminished and, as a result, the need for our services in relation to that instrument could be significantly reduced.

Because competition for the services of brokers is intense, we may not be able to attract and retain the highly skilled brokers we need to support our business.

        We strive to provide high-quality brokerage services that allow us to establish and maintain long-term relationships with our clients. Our ability to continue to provide these services and maintain these relationships depends, in large part, upon our brokers. As a result, we must attract and retain highly qualified brokerage personnel. Competition for the services of brokers is intense, especially for brokers with extensive experience in the specialized markets in which we participate or may seek to enter. If we are unable to hire highly qualified brokers, we may not be able to enter new brokerage markets or develop new products. If we lose one or more of our brokers in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

        We may not be successful in our efforts to recruit and retain brokerage personnel. If we fail to attract new personnel or to retain and motivate our current personnel, or if we incur increased costs associated with attracting and retaining personnel, our business, financial condition and results of operations may suffer.

        In addition, recruitment and retention of qualified staff could result in substantial additional costs. We have been party to, or otherwise involved in, several litigations and arbitrations involving competitor claims in connection with new employee hires and claims from former employees in connection with the termination of their employment. We may also pursue our rights through litigation when competitors hire our employees who are under contract with us. We are currently involved in several litigations and arbitrations with our competitors relating to new employee hires or departures in our New York and London offices. We believe such proceedings are common in our industry due to its highly competitive nature. An adverse settlement or judgment related to these or similar types of claims could have a material adverse effect on our financial condition or results of operations. Regardless of the outcome of these claims, we generally incur significant expense and management time dealing with these claims.

We are dependent on our management team, and the loss of any key member of our team may prevent us from executing our business strategy effectively.

        Our future success depends, in large part, upon our management team. In particular, we are highly dependent on the continued services of our chief executive officer and founder, Michael Gooch, and other executive officers who possess extensive financial markets knowledge and management skills. Currently, neither Michael Gooch nor Colin Heffron, our president, are bound by employment contracts to remain with us for a specified period of time. We may not be able to find an appropriate replacement for Michael Gooch, Colin Heffron or any other executive officer if the need should arise. If we lose the services of any executive officers or other key personnel, we may not be able to manage and grow our operations effectively, enter new brokerage markets or develop new products. We maintain "key person" life insurance policies on Michael Gooch, but we do not have any such policies for our other officers or personnel.

If we are unable to continue to identify and exploit new market opportunities, our ability to maintain and grow our business may be adversely affected.

        As more participants enter our markets, the resulting competition often leads to lower commissions. This may result in a decrease in revenue in a particular market even if the volume of trades we handle in that market has increased. As a result, our strategy is to broker more trades and increase market share in existing markets and to seek out new markets in which we can charge higher commissions. Pursuing this strategy may require significant management attention and broker expense. We may not be able to attract new clients or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our revenues may decline, which would adversely affect our profitability.

If we are unable to manage the risks of international operations effectively, our business could be adversely affected.

        We provide services and products to clients in Europe, Asia and Australia through offices in London, Hong Kong, Singapore and Sydney and we may seek to further expand our operations throughout these regions in the future. On a geographic basis, approximately 54% of our total revenues for the year ended December 31, 2003 and 50% of our total revenues for the nine months ended September 30, 2004 were generated by our U.K. operations, 38% and 44%, respectively, were generated by our U.S. operations and 8% and 6% respectively, were generated by our operations in the Asia-Pacific region. There are certain additional risks inherent in doing business in international markets, particularly in the regulated brokerage industry. These risks include:

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  additional regulatory requirements;

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  tariffs and other trade barriers;

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  difficulties in recruiting and retaining personnel, and managing international operations;

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  potentially adverse tax consequences; and

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  reduced protection for intellectual property rights.

If we are unable to manage any of these risks effectively, our business could be adversely affected.

        Our international operations also expose us to the risk of fluctuations in currency exchange rates. For example, a substantial portion of our revenue from our U.K. operations is received in Euros and U.S. Dollars, whereas many of our expenses from our U.K. operations are payable in British Pounds.

We attempt to mitigate this risk by entering into hedging transactions. However, our risk management strategies relating to exchange rates may not prevent us from suffering losses that would adversely affect our financial condition or results of operations.

Our clients' financial or other problems could adversely affect our business.

        We generally provide brokerage services to our clients in the form of either agency or matched principal transactions. As described in further detail below, we also engage in unmatched principal transactions. In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. We are exposed to credit risk for commissions we bill to clients for our agency brokerage services. Our clients may default on their obligations to us due to disputes, bankruptcy, lack of liquidity, operational failure or other reasons. Any losses arising from such defaults could adversely affect our financial condition or results of operations.

        We have adopted policies and procedures to identify, monitor and manage our credit risk, in both agency and principal transactions, through reporting and control procedures and by monitoring credit standards applicable to our clients. These policies and procedures, however, may not be fully effective. Some of our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are, or may, be exposed, our financial condition or results of operations could be adversely affected. In addition, our insurance policies may not provide adequate coverage for these risks.

The securities settlement process exposes us to risks that may impact our liquidity and profitability. In addition, liability for unmatched trades could adversely affect our results of operations and balance sheet.

        Through our subsidiaries, we provide brokerage services by executing transactions for our clients. An increasing number of these are "matched principal" transactions in which we act as a "middleman" by serving as a counterparty to both a buyer and a seller in matching reciprocal back-to-back trades. These transactions are then settled through clearing institutions with whom we have a contractual relationship.

        In executing matched principal transactions, we are exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Our focus on less liquid markets exacerbates this risk for us because transactions in these markets tend to be more likely not to settle on a timely basis. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In addition, widespread technological or communication failures, such as those which occurred as a result of the terrorist attacks on September 11, 2001 and the blackout in the eastern portion of the United States in August 2003, as well as actual or perceived credit difficulties or the insolvency of one or more large or visible market participants, could cause market-wide credit difficulties or other market disruptions. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not performing their obligations.

        We are subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by us or through one of our clearing organizations at our expense. These charges may be recoverable from the failing counterparty, but sometimes are not. Finally, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by us, which depending on their size and duration, could limit our business flexibility or even force the curtailment of those portions of our business requiring higher levels of capital. Credit or settlement losses of this nature could adversely affect our financial condition or results of operations.

        In the process of executing matched principal transactions, miscommunications and other errors by our clients or us can arise whereby a transaction is not completed with one or more counterparties to the transaction, leaving us with either a long or short unmatched position. These unmatched positions are referred to as "out trades," and they create a potential liability for the involved subsidiary of ours. If an out trade is promptly discovered and there is a prompt disposition of the unmatched position, the risk to us is usually limited. If the discovery of an out trade is delayed, the risk is heightened by the increased possibility of intervening market movements prior to disposition. Although out trades usually become known at the time of, or later on the day of, the trade, it is possible that they may not be discovered until later in the settlement process. When out trades are discovered, our policy is to have the unmatched position disposed of promptly, whether or not this disposition would result in a loss to us. The occurrence of out trades generally rises with increases in the volatility of the market and, depending on their number and amount, such out trades have the potential to have a material adverse effect on our financial condition and results of operations. Transactions done on an agency basis may also give rise to such risks.

We have market risk exposure from unmatched principal transactions entered into by some of our equity and credit product brokerage desks.

        We allow certain of our brokerage desks to enter into unmatched principal transactions in the ordinary course of business, primarily for the purpose of facilitating clients' execution needs. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure varies based on the size of the overall positions, the terms of the instruments brokered, and the amount of time the positions are held before we dispose of the position. These unmatched positions are intended to be held short term. We do not track our exposure to unmatched positions on an intra-day basis. To the extent these unmatched positions are not disposed of intra-day, we mark these positions to market. Principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

Financial problems experienced by third parties could affect the markets in which we provide brokerage services.

        Problems experienced by third parties could also affect the markets in which we provide brokerage services. For example, the bankruptcy of Enron Corp. and its affiliates in late 2001, as well as the subsequent bankruptcies of other large energy companies, caused a disruption in the global energy markets, which resulted in, among other things, several market participants ceasing or reducing their level of trading activity. This decrease in volume began in the second half of 2002 and was primarily responsible for the approximately 37% decrease in our commission revenues from our commodity products brokerage services for the year ended December 31, 2003 compared to the comparable period in 2002. In addition, in recent years, hedge funds have increasingly begun to make use of credit and other derivatives as part of their trading strategies. Hedge funds typically employ a significant amount of leverage to achieve their results and, in the past, certain hedge funds have had difficulty managing this leverage, which has resulted in market-wide disruptions. If one or more hedge funds that was a significant participant in a derivatives market experienced similar problems in the future, that derivatives market could be adversely affected and, accordingly, our brokerage revenues in that market could decrease.

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.

        Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny. These regulations are designed to protect the interests of the investing public generally rather than our stockholders. The Securities and Exchange Commission, which we refer to as the SEC, the National Association of Securities Dealers, Inc., which we refer to as the NASD, and other agencies extensively regulate the U.S. financial services industry, including certain of our operations in the United States. Some of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the Financial Services Authority, which we refer to as the FSA, in the United Kingdom, the Securities and Futures Commission in Hong Kong, which we refer to as the SFC, and the Monetary Authority of Singapore, which we refer to as the MAS. These regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. Some aspects of our business are subject to extensive regulation, including:

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  the way we deal with clients;

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  capital requirements;

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  financial and reporting practices;

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  required record keeping and record retention procedures;

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  the licensing of employees;

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  the conduct of directors, officers, employees and affiliates;

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  systems and control requirements;

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  restrictions on marketing; and

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  client identification and anti-money laundering requirements.

        If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of business, suspensions of personnel or other sanctions, including revocation of our registrations with the NASD, FSA or other similar international agencies to whose regulation we are subject. Our authority to operate as a broker in a jurisdiction is dependent on continued registration in that jurisdiction or the maintenance of a proper exemption from such registration. Our ability to comply with all applicable laws and rules is largely dependent on our compliance, credit approval, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, credit approval, audit and risk management personnel. We cannot assure you that our systems and procedures will be effective.

        One of our subsidiaries is currently being examined by the NASD for potential violations of trade reporting rules, which require that certain trades be reported immediately or shortly after the trade has been executed. In the past, we have been fined by the NASD for this subsidiary's failure to report trades within the required time frame. In connection with its current examinations, the NASD may seek to impose further fines on us or seek to take other corrective action. We have taken steps designed to improve this subsidiary's ability to report trades in a timely manner. However, we cannot provide any assurance that our efforts will be effective.

        Some of our subsidiaries are subject to regulations regarding changes in control of their ownership. These regulations generally provide that regulatory approval must be obtained in connection with any transaction resulting in a change in control of the subsidiary, which may include changes in control of GFI Group Inc. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control as defined by the applicable regulatory body. See "Our Business — Regulation."

        Changes in laws or regulations or in governmental policies could cause us to change the way we conduct our business, which could adversely affect us. The government agencies that regulate us have broad powers to investigate and enforce compliance and punish noncompliance with their rules, regulations and industry standards of practice. We cannot assure you that we or our directors, officers and employees will comply with the rules and regulations of, and will not be subject to claims or actions by, these agencies. In addition, because our industry is heavily regulated, regulatory approval may be required prior to expansion of business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to become impractical. For a further description of the regulations which may limit our activities, see "Our Business — Regulation."

Our regulated subsidiaries are subject to risks associated with net capital requirements, and we may not be able to engage in operations that require significant capital.

        The SEC, NASD, FSA and various other domestic and international regulatory agencies have stringent rules and regulations with respect to the maintenance of specific levels of net capital by broker-dealers. Generally, a broker-dealer's net capital is defined as its net worth plus qualified subordinated debt less deductions for certain types of assets. If we fail to maintain the required net capital, we may be subject to suspension or revocation of registration by the NASD or FSA, which would have a material adverse effect on our business. If these net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Also, our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our common stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business. In addition, we may become subject to net capital requirements in other foreign jurisdictions in which we currently operate or which we may enter. We cannot predict our future capital needs or our ability to obtain additional financing. For a further discussion of our net capital requirements, see "Our Business — Regulation."

Our investments in expanding our brokerage and market data and analytics services may not produce substantial revenue.

        We have made, and expect to continue to make, significant investments in our brokerage and market data and analytics services, including investments in technology and infrastructure, in order to pursue new growth opportunities. With respect to our brokerage services, we may not receive significant revenue and profit from the hiring of a new broker or the development of a new brokerage desk. With respect to our market data and analytics services, we may incur substantial development, sales and marketing expenses and expend significant management effort to create a new product or service. Even after incurring these costs, we ultimately may not sell any or only small amounts of these products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce our working capital and income.

Computer systems failures, capacity constraints and breaches of security could increase our operating costs and cause us to lose clients.

        We internally support and maintain many of our computer systems and networks. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner, would have a material adverse effect on our ability to conduct our operations.

        We also rely and expect to continue to rely on third parties to supply and maintain various computer and communications systems, such as telephone companies, online service providers, data processors, clearing organizations, software and hardware vendors and back-up services. Our systems, or those of our third party providers, may fail or operate slowly, causing one or more of the following:

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  unanticipated disruptions in service to our clients;

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  slower response times;

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  delays in our clients' trade execution;

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  failed settlement of trades;

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  decreased client satisfaction with our services;

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  incomplete, untimely or inaccurate accounting, recording, reporting or processing of trades;

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  financial losses;

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  litigation or other client claims; and

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  regulatory sanctions.

        We cannot assure you that we will not experience systems failures from power or telecommunications outages, acts of God, war, terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name. In addition, if security measures contained in our systems are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation may be damaged and our business could suffer.

        If systems maintained by us or third parties malfunction, our clients or other third parties may seek recourse against us. We could incur significant legal expenses defending these claims, even those which we may believe to be without merit. An adverse resolution of any lawsuits or claims against us could result in our obligation to pay substantial damages and could have a material adverse effect on our financial condition or results of operations.

We may have difficulty managing our growth effectively.

        We have experienced significant growth in our business activities over the last several years, which has placed, and is expected to continue to place, a significant strain on our management and resources. Continued growth will require continued investment in personnel, facilities, information technology infrastructure and financial and management systems and controls. We may not be successful in implementing all of the processes that are necessary to support our growth, which could result in our expenses increasing faster than our revenues, causing our operating margins and profitability to be adversely affected.

        The expansion of our international operations, particularly our Asia-Pacific operations, involves challenges that we may not be able to meet. For example, we may have difficulty effectively managing and staffing our Asia-Pacific operations.

We depend on third-party software licenses. The loss of any of our key licenses could adversely affect our ability to provide our brokerage services.

        We license software from third parties, some of which is integral to our business. These licenses are generally terminable if we breach our obligations under the licenses or if the licensor gives us notice in advance of the termination. If any of these relationships were terminated, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software. These replacements may not be available on reasonable terms, if at all. A termination of any of these relationships could have a material adverse effect on our financial condition and results of operations.

Our credit agreement contains restrictive covenants which may limit our working capital and corporate activities.

        We are a party to a credit agreement which imposes operating and financial restrictions on us, including restrictions which may, directly or indirectly, limit our ability to:

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  merge, acquire or dispose of assets;

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  incur liens, indebtedness or contingent obligations;

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  make investments;

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  engage in certain transactions with affiliates and insiders;

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  enter into sale and leaseback transactions;

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  pay dividends and other distributions; and

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  enter into new lines of businesses that are substantially different from our current lines of business.

        In addition, our credit agreement contains covenants that require us to maintain specified financial ratios and satisfy specified financial tests. As a result of these covenants and restrictions, we may be limited in how we conduct our business, and we may be unable to raise additional financing, to compete effectively or to take advantage of new business opportunities. We cannot assure you that we will be able to remain in compliance with these covenants in the future.

        Our credit agreement also contains several events of default, including for non-payment, certain bankruptcy events, covenant or representation breaches or a change in control.

We must keep up with rapid technological changes in order to compete effectively.

        To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and other features of our software, network distribution systems and technologies. The financial services industry is characterized by rapid technological change, changes in use and client requirements and preferences, frequent product and service introductions employing new technologies and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Development by our competitors of new electronic trade execution or market information products that gain acceptance in the market could give those competitors a "first mover"

advantage that may make it difficult for us to overcome with our own technology. Our success will depend, in part, on our ability to:

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  develop and license technologies useful in our business;

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  enhance our existing services;

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  develop or acquire new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective clients; and

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  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

        The development of technology to support our business entails significant technological, financial and business risks. Further, the adoption of new internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will successfully implement new technologies or adapt our technology and transaction-processing systems to client requirements or emerging industry standards. We also cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements. If we are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis, and to adapt to technological advancements and changing standards, we may be unable to compete effectively, which could negatively affect our business.

If we acquire other companies or businesses, or if we hire new brokerage personnel, we may have difficulty integrating their operations.

        To achieve our strategic objectives, we have acquired or invested in, and in the future may seek to acquire or invest in, other companies and businesses. We also may seek to hire brokers for new or existing brokerage desks. These acquisitions or new hires may be necessary in order for us to enter into or develop new product areas. Acquisitions and new hires entail numerous risks, including:

  •
  difficulties in the assimilation of acquired personnel, operations, services or products;

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  diversion of management's attention from other business concerns;

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  assumption of unknown material liabilities of acquired companies or businesses;

  •
  commercial litigation;

  •
  the up-front costs associated with recruiting brokerage personnel, including when establishing a new brokerage desk;

  •
  failure to achieve financial or operating objectives; and

  •
  potential loss of clients or key employees of acquired companies, businesses or newly hired brokerage personnel.

        If we fail to manage these risks as we make acquisitions or make new hires, our profitability may be adversely affected, and we may never realize the anticipated benefits of the acquisitions or hires. In addition, entering into new businesses may require prior approval from our regulators. Our ability to obtain timely approval from our regulators may hinder our ability to successfully enter new businesses.

We may not be able to obtain additional financing, if needed, on terms that are acceptable.

        Our business is dependent upon the availability of adequate funding and sufficient regulatory and clearing capital. Clearing capital is the amount of cash, guarantees or similar collateral that we must provide or deposit with our third party clearing organizations in support of our obligations under our contractual clearing arrangements with these organizations. Historically, these needs have been satisfied from internally generated funds, investments from our stockholders and lines of credit made available by commercial banking institutions. We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, the net proceeds of this offering and available financing under our credit agreement, will be sufficient to fund our operations for the foreseeable future. However, if for any reason we need to raise additional funds, including to meet increased clearing capital requirements arising from growth in our brokerage business, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

In the event of employee misconduct or error, our business may be harmed.

        Employee misconduct could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct, and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in unauthorized transactions or activities, engaging in improper or unauthorized activities on behalf of clients or improperly using confidential information.

        Employee errors, including mistakes in executing, recording or reporting transactions for clients, could cause us to enter into transactions that clients may disavow and refuse to settle, which could expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. As with any unsettled transaction, adverse movements in the prices of the securities involved in these transactions before they are unwound or reversed can increase this risk. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms.

Seasonal fluctuations in trading may cause our quarterly operating results to fluctuate.

        Our business generally experiences seasonal fluctuations, reflecting reduced trading activity during summer months, particularly in August. We also generally experience reduced activity in December due to seasonal holidays. As a result, our quarterly operating results may not be indicative of the results we expect for the full year. Our operating results may also fluctuate quarter to quarter due to a variety of factors beyond our control such as conditions in the global financial markets, terrorism, war and other economic and political events. Furthermore, we may experience reduced revenues in a quarter due to a decrease in the number of business days in that quarter.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

        We rely primarily on trade secret, contract, copyright, trademark and patent law to protect our proprietary technology. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations. We may face limitations or restrictions on the distribution of some of the market data generated by our brokerage desks. This may limit the comprehensiveness and quality of the data we are able to distribute or sell.

        In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Consolidation among our clients may cause our revenue to be dependent on a smaller number of clients and may result in additional pricing pressure.

        Our primary clients are leading financial services institutions. The number of these clients may decrease as a result of large financial institution mergers. While no client accounted for more than approximately 8% of our total revenues for the year ended December 31, 2003 or more than approximately 7% of our total revenues for the nine months ended September 30, 2004, if our existing clients consolidate and new clients, such as national and regional banks, insurance companies and large hedge funds, do not generate offsetting volumes of transactions, our revenues may become concentrated in a relatively small number of clients. In that event, our revenues may be dependent on our relationships with those clients to a material extent. Furthermore, continued consolidation in the financial services industry could lead to the exertion of additional pricing pressure by our primary clients impacting the commissions we generate from our brokerage services.

Risks Related to this Offering

Jersey Partners has significant voting power and may take actions that may not be in the best interest of our other stockholders.

        Upon completion of this offering, Jersey Partners, in which our chief executive officer and founder, Michael Gooch, is the controlling shareholder, will own approximately 52.2% of our outstanding common stock. In addition, Jersey Partners, through its wholly-owned subsidiary Magnetic Management LLC, is the managing member of certain limited liability companies which hold shares of our Series A Preferred Stock. As managing member of these entities, Magnetic Management LLC controls the voting of those preferred shares. As a result, through Jersey Partners, Michael Gooch will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of Michael Gooch. This concentration of voting power may have the effect of delaying or impeding actions that could be beneficial to our other stockholders, including actions that may be supported by our board of directors. The trading price for our common stock could be adversely affected if investors perceive disadvantages to owning our stock as a result of this significant concentration of share ownership. In addition, a subsidiary of Jersey Partners is currently the landlord on the lease for our principal London office.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $13.74 per share (assuming the common stock is offered at $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire based on the pro forma net tangible book value per share as of September 30, 2004. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plans and upon the exercise of a warrant. At September 30, 2004, we had outstanding stock options and an outstanding warrant to purchase an aggregate of 2,747,580 shares of our common stock at a weighted average exercise price of $11.70 per share. If all outstanding options and the warrant were fully exercised, you would experience substantial dilution of $14.23 per share (assuming the common stock is offered at $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) on a fully diluted basis. For a more detailed description, see "Dilution."

There is no established trading market for our common stock, and the market for our stock may be highly volatile or may decline regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price.

        Prior to this offering, you could not buy or sell our common stock publicly. Subject to official notice of issuance, our common stock has been approved for quotation on the Nasdaq National Market. However, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

        The initial public offering price will be determined through negotiation between us and representatives of the underwriters, and may not be indicative of the market price for our common stock after this offering.

        The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

  •
  actual or anticipated fluctuations in our quarterly or annual results of operations;

  •
  changes in, or our failure to meet, market expectations;

  •
  our success or failure in implementing our growth plans;

  •
  changes in market valuations of companies viewed as similar to us;

  •
  technological innovations;

  •
  changes in governmental regulations;

  •
  additions or changes in key personnel;

  •
  depth of the trading market in our common stock;

  •
  future sales of our common stock;

  •
  the granting or exercise of employee stock options;

  •
  increased competition; and

  •
  general market conditions.

        In addition, equity markets, particularly the Nasdaq National Market, have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares of common stock at prices you deem acceptable. In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial cost and the diversion of management attention.

We have never operated as a public company and the obligations incident to being a public company will require additional expenditures of both time and resources.

        Prior to the consummation of this offering, we have never operated as a public company, and we expect that the obligations of being a public company, including substantial public reporting, auditing and investor relations obligations, will require significant additional expenditures, place additional demands on our management and require the hiring of additional personnel. These obligations will increase our operating expenses and could divert our management's attention from our operations. The Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, as well as various Nasdaq National Market rules, will require us to implement additional corporate governance practices and may require further changes. These new rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming or costly. In particular, our management will be required to conduct an annual evaluation of our internal controls, and have that evaluation attested to by our independent auditor. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

Provisions of our certificate of incorporation and bylaws, agreements to which we are a party, regulations to which we are subject and provisions of our stock option plans could delay or prevent a change in control of our company and entrench current management.

        Our second amended and restated certificate of incorporation and bylaws, which will become effective simultaneously with the closing of this offering, may be deemed to have an anti-takeover effect and may delay, deter or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our second amended and restated certificate of incorporation and bylaws will:

  •
  provide for a classified board of directors;

  •
  not permit our stockholders to remove members of our board of directors other than for cause;

  •
  not permit stockholders to act by written consent or to call special meetings;

  •
  require certain advance notice for director nominations and other actions to be taken at annual meetings of stockholders;

  •
  require supermajority stockholder approval with respect to extraordinary transactions such as mergers and certain amendments to our certificate of incorporation and bylaws (including in respect of the provisions set forth above); and

  •
  authorize the issuance of "blank check" preferred stock by our board of directors without stockholder approval, which could discourage a takeover attempt.

        Under our credit agreement, a change in control may lead the lenders to exercise remedies such as acceleration of the loan and termination of their obligations to fund additional advances under the revolving credit portion of that facility.

        Our brokerage businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

        In addition, our stock option plans contain provisions pursuant to which options that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. These provisions could have the effect of dissuading potential acquirors from pursuing merger discussions with us.

Our share price may be negatively impacted due to the large number of shares eligible for future sale.

        If our stockholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or our outstanding warrant, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, we have granted registration rights to many of our existing stockholders.

        After the completion of this offering, the holders of an aggregate of approximately 5,572,428 shares of our common stock will have registration rights, including the right, exercisable 180 days after the date of the effectiveness of the registration statement of which this prospectus is a part, to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering, we intend to register all shares of common stock that we may issue under our stock option and equity incentive plans. Once we register these shares, upon issuance they may be freely sold in the public market, subject to the lock-up agreements described below and in "Underwriting."

        Our stockholders agreement contains an agreement pursuant to which, upon our request, our stockholders will not sell their shares for a period designated by us, not to exceed 180 days after the date of the effectiveness of the registration statement of which this prospectus is a part. The agreements pursuant to which we have issued options to purchase our common stock and our outstanding warrant contain similar provisions. In addition, we and our directors and executive officers, the selling stockholders and holders of substantially all of our capital stock have agreed that, subject to specified exceptions, we and they will not sell common stock during the 180-day period after the date of this prospectus without the prior written consent of Citigroup and Merrill Lynch.

        Upon completion of this offering, we will have outstanding an aggregate of 26,751,455 shares of our common stock, assuming no exercise of outstanding options or our outstanding warrant and without giving effect to the proposed grant of restricted stock or restricted stock units described under "Management—Equity Incentive Plans—2004 Equity Incentive Plan." Of these shares, all 5,674,283 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Unless otherwise restricted, 1,582,529 shares of our common stock held by "non affiliates" will be eligible for sale in the public market, upon the expiration of the lock-up arrangements described above. In addition, 19,494,643 other shares will be eligible for sale in the public market, subject to volume limits and manner of sale requirements, upon the expiration of the lock-up arrangements described above.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve.

        We will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our board of directors and management regarding the use of these proceeds. Although we expect to use the net proceeds from this offering to repay certain indebtedness, for general corporate purposes and for acquisitions (which may include the purchase of the outstanding shares of Fenics capital stock not currently owned by us), we have not allocated these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you would approve.

We do not expect to pay any dividends for the foreseeable future.

        We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. We expect to retain all future earnings, if any, for investment in our business. In addition, our credit agreement limits our ability to pay dividends without the approval of our lenders and any instruments governing our future indebtedness may also contain various covenants that limit our ability to pay dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "intend," "project," "will be," "will likely continue," "will likely result," or words or phrases of similar meaning including, among other things, statements concerning:

  •
  the risks and other factors described under the heading "Risk Factors" and elsewhere in this prospectus;

  •
  expansion and growth of our operations generally or of specific products;

  •
  our entrance into new brokerage markets, investments in establishing new brokerage desks and the hiring of new brokers;

  •
  future results of operations and financial condition;

  •
  business strategies;

  •
  market and general economic conditions;

  •
  risks associated with potential acquisitions by us of businesses or technologies;

  •
  uncertainties associated with currency fluctuations;

  •
  our failure to protect or enforce our intellectual property rights;

  •
  our ability to keep up with rapid technological change;

  •
  changes in laws and regulations governing our business and operations or permissible activities; and

  •
  changes in the availability of capital.

        Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, as well as those risks discussed under the heading "Risk Factors," which may cause actual results to differ materially from the forward-looking statements. We operate in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds from the shares offered by us will be approximately $66.9 million, after deducting the underwriting discount and estimated expenses of this offering and assuming we sell the shares for $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We will retain broad discretion over the allocation of the net proceeds of this offering. We intend to use a portion of the net proceeds of this offering to repay the entire $9.25 million outstanding principal amount as of September 30, 2004, plus accrued interest, of our senior subordinated term loan with Jersey Partners. This note matures on June 15, 2011, and had an interest rate of LIBOR + 5.00%, or 7.02%, at September 30, 2004. We intend to use the remaining portion (estimated to be approximately $57.4 million) of the proceeds of this offering for working capital and other general corporate purposes and for acquisitions of, or investment in, companies, technologies or other assets that complement our business. We have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. We may also use a portion of the net proceeds to us from this offering to purchase the remaining portion of Fenics capital stock not currently owned by us. The estimated cost of purchasing such remaining portion of Fenics' capital stock is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

        Pending specific application of the net proceeds to us, we currently plan to invest the net proceeds received in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

        We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently expect to retain all future earnings, if any, for investment in our business. In addition, our credit agreement limits our ability to pay dividends without the approval of our lenders and the instruments governing our future indebtedness may also contain various covenants that limit our ability to pay dividends.

        Any declaration and payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that our board of directors deems relevant. The board's ability to declare a dividend is also subject to limits imposed by Delaware corporate law. In addition, our subsidiaries are permitted to pay dividends to us subject to (i) certain regulatory restrictions related to the maintenance of minimum net capital in those of our subsidiaries that are subject to net capital requirements imposed by the applicable governmental regulators, and (ii) general restrictions imposed on dividend payments under the jurisdiction of incorporation or organization of each subsidiary.

        During 2000, 2001 and 2002, one of our subsidiaries, GFI Group LLC, paid dividends to Jersey Partners of $1.6 million, $3.3 million and $4.5 million, respectively. The dividends related to periods occurring prior to our reorganization in November 2001 and were paid to Jersey Partners as an "S" corporation to compensate it for certain tax liabilities in those periods during which Jersey Partners was the sole member of GFI Group LLC. In addition, on October 1, 2001, GFI Group LLC paid a dividend to Jersey Partners of $30 million in cash and accounts receivable in connection with our reorganization. See "Certain Relationships and Related Transactions — Loans from Jersey Partners."

CASH AND CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the conversion of all our Class A Common Stock and all series of our preferred stock into Class B Common Stock (which will become our only class of common stock and will be called "common stock"), which will occur immediately before the consummation of this offering; and

  •
  on a pro forma as adjusted basis to also give effect to receipt of the net proceeds from the sale by us in this offering of 3,947,369 shares of common stock at an assumed initial public offering price of $19.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under "Use of Proceeds."

        You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$83,291	$83,291	$140,711

Total debt, including current portion	$54,982	$54,982	$45,732

Series C redeemable convertible preferred stock, $.01 par value per share, 35,373,704 shares authorized; 3,723,545 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma or pro forma as adjusted	30,043	—	—

Stockholders' equity:
Series A convertible preferred stock, $.01 par value per share, 28,000,000 shares authorized; 2,842,093 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma or pro forma as adjusted	26,209	—	—
Series B convertible preferred stock, $.01 par value per share, 2,000,000 shares authorized; 178,941 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma or pro forma as adjusted	2,860	—	—
Class A common stock, $.01 par value per share, 100,000,000 shares authorized; 5,893,846 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma or pro forma as adjusted	59	—	—
Class B common stock, $.01 par value per share, 300,000,000 shares authorized; 10,155,809 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma or pro forma as adjusted	102	—	—
Common stock, $.01 par value per share, 100,000,000 shares authorized; no shares issued and outstanding actual; 22,804,086 shares issued and outstanding pro forma; 26,751,455 shares issued and outstanding pro forma as adjusted	—	228	268
Preferred stock, $.01 par value per share, 5,000,000 shares authorized; no shares issued and outstanding actual, pro forma or pro forma as adjusted	—	—	—
Additional paid in capital	35,083	94,128	160,959
Retained earnings (accumulated deficit)	(6,670)	(6,670)	(6,670)
Accumulated other comprehensive loss	(698)	(698)	(698)

Total stockholders' equity	56,945	86,988	153,859

Total capitalization	$141,970	$141,970	$199,591

        This table is based on 22,804,086 shares of our common stock outstanding as of September 30, 2004 (assuming conversion of our shares of preferred stock and Class A Common Stock into common stock on a 1-for-1 basis and 9,852 additional shares to be issued upon conversion of our Series B Preferred Stock) and excludes:

  •
  2,642,317 shares issuable upon exercise of options with a weighted average exercise price of $11.79 per share; and

  •
  105,263 shares issuable upon exercise of a warrant with an exercise price of $9.50 per share.

        Upon consummation of this offering we expect to reduce the number of shares available for future grants under our 2002 Stock Option Plan to zero and to have, prior to giving effect to the proposed grant of restricted stock or restricted stock units described below, 3,000,000 shares available for future grants under our 2004 Equity Incentive Plan. We expect to issue shares of restricted stock or restricted stock units under our 2004 Equity Incentive Plan to certain of our employees, primarily our executive officers, upon the consummation of this offering. Assuming an offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, we would issue approximately 126,000 shares of restricted stock or restricted stock units in the aggregate.

        The terms of our Series C Preferred Stock provide that, in the event that the price of our common stock issued in this offering is less than $18.26 per share, the conversion rate of the Series C Preferred Stock will be equal to 18.262154 divided by the price at which our common stock is issued in this offering. For example, if the offering price of the common stock issued in this offering was $18.00, the bottom of the range set forth on the cover of this prospectus, we would be required to issue an additional 54,233 shares of our common stock to the holders of our Series C Preferred Stock in the aggregate.

DILUTION

        Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the pro forma net tangible book value per share of common stock after this offering. Our net tangible book value at September 30, 2004 was $43.8 million or $2.73 per share of common stock. Net tangible book value per share represents our tangible assets less total liabilities and redeemable preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2004. Our pro forma net tangible book value as of September 30, 2004 was $73.9 million or $3.24 per share of common stock. Pro forma net tangible book value gives effect to the conversion of all of our outstanding preferred stock and Class A Common Stock into 12,648,277 shares of our Class B Common Stock (which will become our only class of common stock and will be called "common stock") which will occur immediately before the closing of this offering. After giving effect to the consummation of this offering and the application of the net proceeds therefrom, our pro forma net tangible book value as of September 30, 2004 would have been $140.7 million or $5.26 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.02 per share and an immediate dilution to new investors of $13.74 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$19.00
Pro forma net tangible book value per share as of September 30, 2004	$3.24
Increase in pro forma net tangible book value per share resulting from this offering	2.02

Pro forma net tangible book value per share after this offering		5.26

Pro forma dilution per share to new investors		$13.74

Pro forma fully diluted dilution per share to new investors		$14.23

        The following table summarizes, on the pro forma basis set forth above as of September 30, 2004, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of common stock in this offering with respect to the number of shares of common stock purchased from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount(1)	Percent
Existing stockholders	22,804,086	80.1%	$230,703,045	68.2%	$10.12
Purchasers of common stock in this offering(2)	5,674,283	19.9	107,811,377	31.8%	19.00

Total	28,478,369	100.0%	$338,514,422	100.0%

(1)
Jersey Partners, our largest stockholder, contributed certain assets and liabilities at historical cost to us (i) in 2000 in connection with the capitalization and formation of GFInet in exchange for 8,421,052 shares of our Class B Common Stock and (ii) in 2001 in connection with our Reorganization in exchange for 5,893,846 shares of our Class A Common Stock. For purposes of this table, we have assumed (i) that the per share consideration we received for the 8,421,052 shares of our Class B Common Stock issued to Jersey Partners in 2000 was equal to $9.50 per share, which is the same as the per share consideration we received for the Series A Preferred Stock we issued at the same time, and (ii) that the per share consideration we received for the 5,893,846 shares of Class A Common Stock issued to Jersey Partners in November 2001 and June 2002 was equal to $9.13 per share, which is the same as the per share consideration we received for the Series C Preferred Stock we issued in June 2002.

(2)
The 5,674,283 shares sold in this offering include 1,726,914 shares to be sold by existing stockholders.

        The tables above are based on 22,804,086 shares of our common stock outstanding as of September 30, 2004 (assuming conversion of our shares of preferred stock and Class A Common Stock into common stock on a 1-for-1 basis and 9,852 additional shares to be issued upon conversion of our Series B Preferred Stock). The number of shares of common stock outstanding after this offering excludes, and the amount presented in "Pro forma fully diluted dilution per share to new investors" includes, the following as of September 30, 2004:

  •
  2,642,317 shares issuable upon exercise of options with a weighted average exercise price of $11.79 per share; and

  •
  105,263 shares issuable upon exercise of a warrant with an exercise price of $9.50 per share.

        To the extent these options and our outstanding warrant are exercised, there will be further dilution to purchasers of common stock in this offering. The amount presented in "Pro forma fully diluted dilution per share to new investors" assumes full exercise of the outstanding options and warrant listed above.

        Upon consummation of this offering we will reduce the number of shares available for future grants under our 2002 Stock Option Plan to zero and will have, prior to giving effect to the proposed grant of restricted stock or restricted stock units described below, 3,000,000 shares available for future grants under our 2004 Equity Incentive Plan. We expect to issue shares of restricted stock or restricted stock units under our 2004 Equity Incentive Plan to certain of our employees, primarily our executive officers, upon the consummation of this offering. Assuming an offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, we would issue approximately 126,000 shares of restricted stock or restricted stock units in the aggregate.

        If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the pro forma percentage of shares of our common stock held by existing stockholders will decrease to approximately 78% of the total number of pro forma shares of our common stock outstanding after this offering; and

  •
  the pro forma number of shares of our common stock held by new public investors will increase to 6,525,425, or approximately 22% of the total pro forma number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our selected consolidated historical financial information and should be read in conjunction with our consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We have derived the selected consolidated financial data as of and for the nine months ended September 30, 2003 and September 30, 2004, from our unaudited consolidated financial statements included elsewhere herein, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of financial position and results of operations as of those dates and for those periods. Historical operating and statistical information may not be indicative of our future performance.

        The historical information with respect to our company (except for the selected statistical data) for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 appear elsewhere in this prospectus.

	Year ended December 31,					Nine months ended September 30,
	1999(1)	2000(1)	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues
Brokerage revenues:
Agency commissions	(2)	(2)	$169,453	$200,492	$184,920	$141,088	$188,673
Principal transactions	(2)	(2)	42,709	59,359	65,237	47,491	75,712

Total brokerage revenues	$97,664	$123,635	212,162	259,851	250,157	188,579	264,385
Analytics and market data	—	—	6,077	9,615	13,143	10,049	12,349
Interest income	2,809	1,891	1,543	1,401	1,167	776	802
Other income (loss)(3)	488	193	576	4,353	1,377	(271)	2,386

Total revenues	100,961	125,719	220,358	275,220	265,844	199,133	279,922

Expenses
Compensation and employee benefits	58,216	80,583	142,574	174,011	166,276	123,545	175,623
Communications and quotes	8,992	10,061	12,391	15,944	16,512	12,397	15,195
Travel and promotion	6,550	8,374	11,335	15,522	14,301	10,349	13,260
Rent and occupancy	4,951	6,584	8,630	10,964	10,645	8,437	8,190
Depreciation and amortization	1,982	4,743	9,914	10,361	10,297	7,271	9,796
Professional fees	2,700	6,048	10,634	7,254	7,793	5,534	6,792
Clearing fees	1,514	1,628	1,750	4,063	3,668	2,768	6,193
Interest	1,774	1,532	5,312	3,397	2,470	1,799	2,083
Impairment of goodwill and intangible asset(4)	—	—	38,968	—	—	—	—
Other expenses	1,328	2,752	6,260	6,960	6,533	4,526	7,010

Total expenses	88,007	122,305	247,768	248,476	238,495	176,626	244,142

Income (loss) before provision for income taxes and minority interest	12,954	3,414	(27,410)	26,744	27,349	22,507	35,780
Provision for income taxes(5)	5,703	4,490	4,436	14,470	12,885	10,604	16,014
Minority interest	(236)	(973)	(30)	—	—	—	—

Net income (loss)	$7,487	$(103)	$(31,816)	$12,274	$14,464	$11,903	$19,766

Earnings per share(6):
Basic	N/A	N/A	$(3.13)	$0.59	$0.63	$0.52	$0.87
Diluted	N/A	N/A	$(3.13)	$0.58	$0.61	$0.50	$0.81
Weighted average number of shares outstanding(6):
Basic	N/A	N/A	10,153,711	15,786,933	16,049,655	16,049,655	16,049,655
Diluted	N/A	N/A	10,153,711	21,231,412	23,693,418	23,693,418	24,296,574
Dividends(7)	$5,474	$1,634	$33,266	$4,536	—	—	—

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except employee and brokerage desk data)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$13,044	$26,633	$33,822	$63,707	$87,299	$80,182	$83,291
Total assets(8)	$145,409	$196,852	$304,293	$276,756	$374,809	$357,084	$706,628
Total debt, including current portion	$14,019	$13,466	$62,815	$44,966	$47,997	$50,451	$54,982
Redeemable convertible preferred stock	$—	$—	$—	$30,043	$30,043	$30,043	$30,043
Stockholders' equity	$25,279	$48,899	$15,059	$23,142	$37,778	$36,017	$56,945
Selected Statistical Data:
Brokerage personnel headcount(9)	248	261	341	366	397	389	509
Employees	325	401	572	655	668	659	809
Number of brokerage desks(10)	43	52	64	65	78	76	95
Broker productivity for the period(11)	$418	$537	$685	$721	$648	$496	$576
	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Brokerage Revenues by Geographic Region:
U.S.	$47,225	$57,370	$89,453	$108,505	$102,920	$77,829	$120,848
U.K.	44,220	58,425	113,946	137,181	128,743	96,969	128,087
Asia-Pacific	6,219	7,840	8,763	14,165	18,494	13,781	15,450

Total	$97,664	$123,635	$212,162	$259,851	$250,157	$188,579	$264,385

(1)
Earnings per share were not computed for this year because we were an S corporation until our reorganization in November 2001, and therefore earnings per share information is not meaningful.

(2)
The Company did not separately identify agency commission and principal transaction revenues for the years ended December 31, 1999 and 2000.

(3)
Other income for the year ended December 31, 2002 included $1.4 million from the sale of our treasury repurchase agreement brokerage desk, as well as the receipt during that period of $1.7 million of insurance proceeds resulting from business interruptions in connection with the September 11, 2001 terrorist attacks in New York City.

(4)
The impairment charge incurred in 2001 was taken in order to reduce goodwill and an intangible asset associated with the Fenics acquisition to their estimated fair value.

(5)
Income earned prior to our reorganization in November 2001 was not subject to U.S. Federal income tax at the corporate level. See Note 12 in our consolidated financial statements. See "Our Business — Our Reorganization" for more information regarding the reorganization.

(6)
Earnings per share and weighted average number of shares outstanding for the years ended December 31, 2002 and 2003 have been restated as discussed in note 27 to our consolidated financial statements.

(7)
In 1999, 2000, 2001 and 2002, our subsidiary, GFI Group LLC, paid dividends of $5.5 million, $1.6 million, $3.3 million and $4.5 million, respectively, to Jersey Partners to compensate it for certain tax liabilities in those periods during which Jersey Partners was the sole member of GFI Group LLC. The amount paid in 2002 related to Jersey Partners' tax liabilities for the 11-month period ended November 30, 2001. In addition, on October 1, 2001, GFI Group LLC paid a dividend to Jersey Partners of $30 million in cash and accounts receivable as part of the reorganization. We do not expect that either we or our subsidiaries will pay dividends to our stockholders in the foreseeable future.

(8)
Total assets included receivables from brokers, dealers and clearing organizations of $87.2 million, $97.6 million, $157.5 million, $118.5 million, $192.7 million, $178.9 million and $499.5 million at December 31, 1999, 2000, 2001, 2002 and 2003, and at September 30, 2003 and 2004, respectively. These receivables primarily represent securities transactions entered into in connection with our matched principal business which have not settled as of their stated settlement dates. These receivables are substantially offset by the corresponding payables to brokers, dealers and clearing organizations for these unsettled transactions.

(9)
Brokerage personnel headcount includes brokers, trainees and clerks. As of September 30, 2004, we employed 464 brokers.

(10)
A brokerage desk is defined as one or more individual brokers working together at a single location that provide brokerage services with respect to one or more specific financial instruments. Brokerage desks in different offices are considered separate desks even if they focus on the same financial instrument.

(11)
We are presenting broker productivity to show the average amount of revenue generated per broker. Broker productivity is calculated as brokerage revenues divided by average monthly brokerage personnel headcount for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto. This discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Please see "Forward-Looking Statements" and "Risk Factors" for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

        We are a leading inter-dealer broker specializing in over-the-counter derivatives products and related securities. We provide brokerage services and data and analytics products to institutional clients for a range of credit, financial, equity and commodity instruments. We function as an intermediary on behalf of our brokerage clients by matching their trading needs with counterparties having reciprocal interests. We focus on the more complex, and often less liquid, markets for sophisticated financial instruments, primarily derivatives, where inter-dealer brokers have traditionally been able to provide services to their clients that generate higher brokerage revenues than in the markets for more standardized financial instruments. Our principal offices are in New York, London, Hong Kong, Singapore and Sydney.

        Our revenues have grown from $101.0 million for the year ended December 31, 1999 to $265.8 million for the year ended December 31, 2003. The main factors contributing to our growth were:

  •
  the net addition of 26 brokerage desks during the three year period ended December 31, 2003, resulting in an increase in brokerage personnel (consisting of brokers, trainees and clerks) from 248 brokerage personnel at January 1, 2000 to 397 brokerage personnel at December 31, 2003;

  •
  a continued focus on, and investment in, growing and higher margin product areas, as well as product areas that complement our existing brokerage services;

  •
  overall volume growth in the markets in which we provide brokerage services;

  •
  the introduction and continued expansion of our hybrid brokerage capabilities; and

  •
  the introduction in 2001 and subsequent development of our data and analytics products.

        During the nine months ended September 30, 2004 we added an additional 27 brokerage desks, resulting in a net total of 95 brokerage desks and 509 brokerage personnel at September 30, 2004. As of September 30, 2004, we had 464 brokers.

        The business that is now GFI was originally formed in 1987 by our chief executive officer and founder, Michael Gooch. GFI Group Inc. was incorporated as GFI's holding company under the laws of the State of Delaware in August of 2001 as part of a reorganization of GFI's then-existing corporate structure, which we refer to as the Reorganization. The Reorganization was completed in November 2001 and was accounted for similar to a pooling of interests. The Reorganization is described in greater detail under "Our Business — Our Reorganization" and in Note 3 to our consolidated financial statements. Jersey Partners, our principal stockholder, is principally owned by Michael Gooch and certain of our current and former employees. Jersey Partners currently owns approximately 63.1% of our combined outstanding common and preferred stock before giving effect to this offering and will own 52.2% of our common stock after giving effect to this offering (51.4% if the underwriters exercise their over-allotment option in full).

        In April 2001, we acquired approximately 90% of the outstanding capital stock of Fenics Limited. At that time, Fenics primarily developed and distributed a foreign exchange option pricing and analysis tool for the financial services industry. We acquired Fenics for the purpose of expanding our data and analytics product offerings. We are required to use commercially reasonable efforts to purchase, with cash or our common stock, the remaining 10% of the capital stock of Fenics not owned by us following the consummation of this offering. Additional information regarding our purchase of the remaining capital stock of Fenics, including an estimate of the associated costs, is presented under "—Liquidity and Capital Resources."

Financial Overview

  Revenues

        We derive our revenues primarily through our inter-dealer brokerage services and the fees we charge for certain of our data and analytics products.

  Brokerage Revenues

        Brokerage revenues represent revenues generated from our brokerage transactions. We provide brokerage services to our clients in the form of either agency or principal transactions. In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and they then settle the trade directly. Commissions charged to our clients in agency transactions vary across the products for which we provide brokerage services. Commissions from agency transactions represented approximately 80%, 77%, 74%, 75% and 71% of our total brokerage revenue for the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively. Commissions from agency transactions are recognized on the date on which the related trade is made. However, we do not receive our commissions until our invoice is paid by the client. Clients are invoiced on a monthly basis.

        We generate revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. Our principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, we act as a "middleman" by serving as counter-party for an identified buyer and an identified seller in matching reciprocal back-to-back trades. Because the buyer and seller each settle their transactions with us rather than with each other, the parties are able to maintain their anonymity. A very limited number of our brokerage desks are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. These unmatched positions are intended to be held short term and in liquid markets. Revenues from principal transactions are recognized on the date on which the trade is made. Generally, we do not receive our net proceeds until the settlement date of the transaction, typically one to three business days after the trade date. Revenue from principal transactions has been growing as a percentage of our total brokerage revenue and comprised approximately 20%, 23%, 26%, 25% and 29% of our total brokerage revenue for the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively. The increase in our revenue from principal transactions has primarily resulted from the development of our brokerage services in new and existing product areas in which principal execution is either required or more common than agency execution.

        The performance of our brokerage desks is largely dependent on a number of factors, including market developments affecting the products we broker, the size of transactions, the location of the markets, the terms of the instruments brokered, the currency of the instruments brokered, commission structure, competition, recruitment or departure of key brokers or customers, volatility and the level of trading activity in the various products that we broker. Additionally, as markets mature and have more participants, the resulting competition generally leads to lower commissions or spreads. Accordingly, our strategy is to continually seek new markets in which we can charge higher commissions and increase our market share and trading volumes in existing markets in order to offset this potential downward pressure on our brokerage revenues.

        We offer our brokerage services in four broad product categories: credit, financial, equity and commodity. The charts below detail our brokerage revenues by product category in dollars and as a percentage of our total brokerage revenues for the indicated periods.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
BROKERAGE REVENUES:
Credit	$78,556	$114,509	$115,371	$88,140	$116,785
Financial	52,622	55,194	69,101	51,453	59,839
Equity	21,774	28,841	27,226	20,183	49,720
Commodity	59,210	61,307	38,459	28,803	38,041

Total brokerage revenues	$212,162	$259,851	$250,157	$188,579	$264,385

BROKERAGE REVENUES:
Credit	37.0%	44.1%	46.1%	46.7%	44.2%
Financial	24.8	21.2	27.6	27.3	22.6
Equity	10.3	11.1	10.9	10.7	18.8
Commodity	27.9	23.6	15.4	15.3	14.4

Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%

        As the chart above indicates, our brokerage operations in the credit product category produced a significant percentage of our total brokerage revenues in each of the last three years and through the nine months ended September 30, 2004. We expect that revenues from credit brokerage operations will continue to constitute the largest percentage of our total brokerage revenues for the year ended 2004. In the past, a combination of increasing brokerage revenues from credit brokerage operations and declining brokerage revenues in other product categories, such as the commodity product category, resulted in an increasing percentage of our total brokerage revenues being generated in the credit product category. This trend reversed slightly for the nine months ended September 30, 2004, despite increased brokerage revenues from our credit brokerage operations, due to increased brokerage revenues in other product categories, such as the equity product category. We believe that brokerage revenues from our four brokerage categories will continue to fluctuate year to year based on, among other things, developments in those markets which are outside our control, such as the effects that the bankruptcies of Enron and other energy companies had on the energy portion of the commodity product category, and initiatives by us to increase our presence in certain markets, such as our recent initiative to increase the number of brokerage desks in our equity product category.

  Credit

        We provide our brokerage services in a wide range of markets for credit instruments, including credit derivatives, investment grade corporate bonds, high-yield bonds and emerging market bonds. The markets for credit derivatives, generally, and the market for credit default swaps, specifically, have experienced strong growth in the last three years. As a result, more competitors have entered these markets. Increased competition has placed downward pressure on the commissions that we can charge, resulting in lower commission rates. We expect this trend to continue in the markets for more widely traded credit derivative products, such as single-entity credit default swaps. Partially in response to this trend, we have sought to establish and increase our presence in markets for newer credit derivative products that have fewer competitors and allow for higher commissions. We have also sought to support an increasing movement among our clients to integrate certain credit derivatives with other related or correlated financial instruments. We believe this trend, together with our existing presence in the credit derivatives market, may permit us to expand our presence in the markets for these related or correlated financial instruments, some of which are in the credit products area and others of which are in the financial and equity product areas.

  Financial

        Our financial products brokerage services cover a wide range of markets for financial instruments, including foreign exchange options, bond options and repurchase agreements. The market for foreign exchange options saw increased trading activity with our customers in 2003 due to the increased volatility of the U.S. Dollar. Over the past few years, we have expanded our presence in the financial products area by adding brokerage desks in markets for emerging market foreign exchange options and non-deliverable forwards contracts. In recent years, we have seen growth in the Asia-Pacific markets for financial products and, as a result, we opened an office in Singapore early in 2004 to attempt to capitalize on that trend.

  Equity

        We provide brokerage services in a range of markets for equity products, including U.S. equity, international equity, equity derivatives and Global Depositary Receipts and American Depositary Receipts. Recently, our clients have begun to integrate their trading of certain equity and credit derivative products, in an effort to exploit arbitrage opportunities that may arise from the volatility in price fluctuations of debt and equity instruments issued by a company. In response to this trend, we added nine equity brokerage desks globally in the first nine months of 2004 and expect our brokerage revenues in this area to increase as a result of our expansion.

  Commodity

        We provide brokerage services in a diverse array of markets for commodity products, including electricity, wet freight derivatives, precious metals, coal, natural gas, weather derivatives and pulp and paper. Wet freight derivatives and pulp and paper are examples of new product markets in which we have participated in the last few years as we continue to develop new markets. Wet freight derivatives allow oil companies, ship owners and other users of wet freight cargo capacity to better manage volatile shipping costs for their products by effectively locking in the cost of shipping future products.

        Enron Corp. and its affiliates were active participants in several of the energy product areas in which we provide brokerage services. The bankruptcies of Enron Corp. and other energy companies in late 2001 and 2002 caused a disruption in the global energy markets, which resulted in, among other things, several market participants ceasing or reducing their level of trading activity. This decrease in market participants began to fully evidence itself in the second half of 2002 and was primarily responsible for the approximately 37% decrease in our brokerage revenues for the year ended December 31, 2003 from our commodity products area compared to 2002. We have recently seen a modest increase in activity in the energy markets in the U.S. and U.K.

  Analytics and Market Data

        In addition to revenues from our brokerage services, we also earn revenues from the sale of our analytics and market data products. Revenues from analytics and market data represented 3%, 3%, 5%, 5% and 4% of our total revenues for the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 and 2004, respectively. We offer our clients analytics and market data products which are used to build pricing models, develop trading strategies and price and revalue their derivative positions. Our Fenics FX calculator is a widely-used analytical tool in the foreign exchange markets.

        We generate revenues from software licenses, data subscription fees and upgrade/maintenance fees associated with our analytics and market data products offerings. For software licenses, we charge our clients up-front, one-time license fees and annual and monthly subscription fees. We also charge upgrade fees that are generally treated as follow-on licenses. We sell our data either on a subscription fee basis or in customized one-time sales. Our analytics and market data products are offered to a broader range of clients than are our brokerage services, including national and regional banks, large corporations and hedge funds.

  Interest Income

        We generate interest income primarily from the investment of our cash balances. We currently invest our cash in highly liquid investments with maturities of three months or less.

  Other Income (Loss)

        Other income (loss) typically consists of non-recurring items, which historically have included income received by us from litigation settlements, insurance settlements, gains on the sale of a non-strategic brokerage desk, and other non-recurring items. Other income (loss) also includes transactional gains or losses based on foreign currency fluctuations.

  Expenses

  Compensation and Employee Benefits

        Our principal operating cost is our compensation and employee benefits expense, which includes salaries, sign-on bonuses, incentive compensation and related employee benefits and taxes. Our employees can be allocated into three general categories: brokerage employees, data and analytics products employees and administrative and support employees, which include our executive officers. The most significant component of our overall compensation and employee benefits expense is the employment costs of our brokers.

        Our compensation and employee benefits expense for all employees has both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees. Employees also receive bonuses, which constitute the variable portion of our compensation and employee benefits expense. Broker bonuses are primarily based on the operating results of their related brokerage desk as well as their individual performance. For many of our brokerage employees, their bonus constitutes a significant component of their overall compensation. Bonuses for other employees generally are more broadly based on our overall performance. For most of these employees, the bonus is typically a smaller component of their overall compensation than is the case for our brokers. Accordingly, bonus costs, and therefore compensation and employee benefits expense, are variable and normally rise and fall in relation to our brokerage revenues. A significant portion of brokerage bonuses are typically paid semi-annually in March for the six month period ending December 31 of the prior year, and in September, for the six month period ending June 30 of that year. Bonuses paid to all employees represented 54%, 55%, 47%, 47% and 53% of total compensation and employee benefits expense for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

        Compensation and employee benefits expense also includes sign-on bonuses for some newly-hired brokers or for some of our existing brokers who agree to long-term employment agreements. These sign-on bonuses are typically amortized over the term of the related employment agreement, which is generally two years. These employment agreements typically contain repayment clauses should the employee voluntarily terminate his or her employment during the initial term of the agreement.

        We believe that in certain situations, we can expand our business into strategic product areas through recruitment of experienced brokers who can build successful brokerage desks. Such recruitment may cause us to incur upfront signing bonuses which increase current compensation expense. Recently, we have incurred increased expenses for sign-on bonuses in order to recruit key brokers for the strategic expansion of our brokerage operations in the equity and credit product areas. Expenses relating to sign-on bonuses have continued to increase in 2004 to a level that is substantially higher than historical levels as we further expanded into new product areas. In future years, we may pursue strategic expansion opportunities by using our common stock in lieu of cash sign-on bonuses or to acquire brokerage businesses.

        In the past, we compensated the brokers in our U.K. office in British Pounds. As a result, we were exposed to movements in foreign currency exchange rates because most of the revenues associated with our U.K. operations are received in Euros and U.S. Dollars. We have attempted to mitigate this exposure in 2004 by introducing a policy which provides that bonuses earned for all brokers in our U.K. office will be paid in U.S. Dollars, or foreign currency equivalents.

        Compensation and employee benefits expense also includes expenses related to employee stock options. Options issued prior to January 1, 2003 under our 2000 Stock Option Plan were accounted for using the intrinsic method with compensation expense arising upon issuance of options with exercise prices below the fair market value of the stock at the date of grant and totaling approximately $0.2 million, $0.3 million and $40,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The options issued under our 2002 Stock Option Plan are not exercisable until the consummation of an initial public offering. All options issued prior to January 1, 2003 under our 2002 Stock Option Plan were modified in the second quarter of 2004 to extend the term of each option. Options issued or modified on or after January 1, 2003 are accounted for using the fair value method provided by Statement of Financial Accounting Standards No. 123, pursuant to which we expense the fair value measured at the date of grant, or incremental fair value measured at the date of modification, over the related vesting period. As these options are not exercisable until consummation of an initial public offering, the fair value calculated as of the date of grant or modification will be recorded upon the consummation of this offering to the extent vested. Based on options outstanding at September 30, 2004, we expect a total non-cash compensation charge of approximately $1.5 million (net of tax of approximately $0.9 million, or per share of approximately $0.04) of which approximately $0.7 million (net of tax of approximately $0.4 million, or per share of approximately $0.02) would be recorded in the first quarter of 2005 if we consummate this offering in that quarter, and the balance of which would be recorded over the remaining vesting period. Additionally, in future periods, compensation and employee benefits expense will include the cost associated with the issuance of restricted stock or restricted stock units. These awards will be measured at fair value as of the date of grant and recorded over the appropriate vesting periods. As described under "Management-Equity Incentive Plans-2004 Equity Incentive Plan," we expect to make restricted stock or restricted stock unit grants upon consummation of the offering.

  Communications and Quotes

        Our communications expense consists primarily of costs for our voice and data connections with our clients and clearing agents. These costs generally increase as we add new brokerage desks and clients. However, we have seen a general reduction in telecommunications rates in recent years, which we attribute to competition in the telecommunications industry.

        Our quote systems expense consists primarily of fees for access to market data and related services, primarily Reuters and Bloomberg services. Many of these costs are fixed because these systems are required regardless of transaction volume. Further, many of our quote systems vendors require one- to two-year service contracts. We have recently begun to expand our presence in certain equity products which require greater usage of information data systems and trade reporting systems. As a result, we expect quote systems expense to increase in the future.

  Travel and Promotion

        The majority of our travel and promotion expenses are attributable to marketing costs of our brokerage clients, as well as our general corporate marketing expenses. General corporate marketing expenses relate to media, print, trade-show and other advertising efforts undertaken to promote our services and products. The travel and promotion expenses related to our brokerage clients include travel and client entertainment costs. We have a policy that seeks to limit travel and promotion expense attributable to each brokerage desk to an amount consistent with the revenue productivity of that brokerage desk. This is accomplished by deducting any excess travel and promotion expense from the calculation of bonus compensation for many of our desks.

  Rent and Occupancy

        Our rent and occupancy expenses include the costs of leasing, furnishing and maintaining our offices in the U.S., the U.K. and the Asia-Pacific region, including maintaining our technology infrastructure in these offices. As we expand our business within existing locations or to new locations our rent and occupancy expenses will likely increase.

  Depreciation and Amortization

        Our depreciation and amortization expense arises from the depreciation and amortization of property, equipment and leasehold improvements, including software internally developed for our trading systems, and the amortization of software inventory developed in connection with analytics products to be marketed to third parties. Over the past few years, we have incurred significant costs in the development of software for internal use as well as for software to be marketed externally. As a result, depreciation and amortization expense has increased over this period. Software developed for internal use is depreciated once the software is ready for its intended use. Software inventory developed for external sales is amortized once the product is available for general release to clients. We expect that depreciation and amortization expense will continue to increase because we continue to incur significant costs in the development of software for internal use as well as software to be marketed externally.

  Professional Fees

        Our professional fees include fees paid to consultants and other professionals who are engaged to support our strategic development of new and existing businesses and technologies. Our legal and accounting fees are also included in these costs. As a public company, we will be subject to various reporting and corporate governance requirements, including the requirements of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, as well as recent changes to the Nasdaq National Market rules, which may require us to incur increased professional fee expenses in order to comply with these requirements.

  Clearing Fees

        Our clearing fees expense relates to clearance, brokerage and other transaction expenses for clearing and settlement services supporting principal transactions. These amounts also include fees we pay to exchanges and floor brokers in connection with brokering various equity products. Clearing fees expense generally fluctuates based on transaction volumes and has increased in recent years due to an increase in the volume of principal transactions that we executed.

  Interest Expense

        Our interest expense consists of interest charged by lenders to us in connection with our loans and lines of credit provided by our bank facility and by our third party clearing organizations. Our credit obligations bear variable rates of interest. As a result, our interest expense is subject to change based on the prevailing interest rate environment and the amount of variable rate debt we have outstanding.

  Impairment of Goodwill and Intangible Asset

        Our impairment of goodwill and intangible asset expense in 2001 related to GFInet's acquisition of Fenics. GFInet acquired Fenics in April 2001 in the hope of achieving a number of objectives, which included pursuing its Internet-based business strategy. Fenics had developed a system of on-line pricing and analysis of currency derivative instruments. GFInet also had a number of other objectives in acquiring Fenics, which included obtaining its software technology, developer personnel and customer base.

        The basic terms and consideration for the Fenics acquisition were negotiated in the third quarter of 2000 when valuations of companies with Internet strategies were within six months of their highs. Nevertheless, between those negotiations and the completion of the transaction in April 2001, market values of Internet-based companies further declined. Not long after the acquisition of Fenics, we found that demand for its Internet-based services had declined substantially. Accordingly, we made the decision to discontinue its Internet strategy and instead focus efforts on Fenics' software product development and sales. This resulted in an impairment charge incurred in 2001 which was taken in order to reduce goodwill and an intangible asset associated with the Fenics acquisition to their estimated fair value.

        Our current business model for Fenics is to offer analytics and market data products in selected markets that are used to build pricing models, develop trading strategies and manage, price and revalue derivative portfolios. These products are sold primarily on a subscription basis through a dedicated sales team in order to enhance general client loyalty and expand our profile in these markets while generating additional revenue.

  Other Expenses

        Our other expenses primarily relate to irrecoverable Value Added Tax ("VAT") incurred in connection with our brokerage and data and analytics operations in the U.K., litigation reserves, changes in the fair value of the Fenics purchase obligation (see "— Liquidity and Capital Resources" and Note 5 and Note 20 to our consolidated financial statements for additional detail on the Fenics purchase obligation), bank charges, regulatory fees, general office expenses and other miscellaneous operating expenses. Irrecoverable VAT represents the portion of VAT we pay in connection with purchases of services and products in the U.K. which cannot be claimed as a credit on our VAT return. Irrecoverable VAT amounts are determined based on a computed VAT recovery rate.

  Provision for Income Taxes

        Our provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes, as well as applicable taxes related to foreign subsidiaries. We file a consolidated federal income tax return and combined state and local income tax returns. The difference between our actual income tax rate and our effective tax rate for a given period is primarily a reflection of the tax effects of our foreign operations, general business credits and the non-deductibility of certain expenses.

Results of Operations

        The following table sets forth our consolidated results of operations for the indicated periods:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
REVENUES:
Brokerage revenues:
Agency commissions	$169,453	$200,492	$184,920	$141,088	$188,673
Principal transactions	42,709	59,359	65,237	47,491	75,712

Total brokerage revenues	212,162	259,851	250,157	188,579	264,385

Analytics and market data	6,077	9,615	13,143	10,049	12,349
Interest income	1,543	1,401	1,167	776	802
Other income (loss)	576	4,353	1,377	(271)	2,386

Total revenues	220,358	275,220	265,844	199,133	279,922

EXPENSES:
Compensation and employee benefits	142,574	174,011	166,276	123,545	175,623
Communications and quotes	12,391	15,944	16,512	12,397	15,195
Travel and promotion	11,335	15,522	14,301	10,349	13,260
Rent and occupancy	8,630	10,964	10,645	8,437	8,190
Depreciation and amortization	9,914	10,361	10,297	7,271	9,796
Professional fees	10,634	7,254	7,793	5,534	6,792
Clearing fees	1,750	4,063	3,668	2,768	6,193
Interest	5,312	3,397	2,470	1,799	2,083
Impairment of goodwill and intangible asset	38,968	—	—	—	—
Other expenses	6,260	6,960	6,533	4,526	7,010

Total expenses	247,768	248,476	238,495	176,626	244,142

Income (loss) before provision for income taxes and minority interest	(27,410)	26,744	27,349	22,507	35,780
Provision for income taxes	4,436	14,470	12,885	10,604	16,014
Minority interest	(30)	—	—	—	—

Net income (loss)	$(31,816)	$12,274	$14,464	$11,903	$19,766

        The following table sets forth our consolidated results of operations as a percentage of our total revenues for the indicated periods:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
REVENUES:
Brokerage revenues:
Agency commissions	76.8%	72.8%	69.6%	70.9%	67.4%
Principal transactions	19.4	21.6	24.6	23.8	27.0

Total brokerage revenues	96.2	94.4	94.2	94.7	94.4
Analytics and market data	2.8	3.5	4.9	5.0	4.4
Interest income	0.7	0.5	0.4	0.4	0.3
Other income (loss)	0.3	1.6	0.5	(0.1)	0.9

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

EXPENSES:
Compensation and employee benefits	64.7%	63.2%	62.5%	62.0%	62.8%
Communications and quotes	5.6	5.8	6.2	6.2	5.4
Travel and promotion	5.1	5.6	5.4	5.2	4.7
Rent and occupancy	3.9	4.0	4.0	4.2	2.9
Depreciation and amortization	4.5	3.8	3.9	3.7	3.5
Professional fees	4.8	2.6	2.9	2.8	2.4
Clearing fees	0.8	1.5	1.4	1.4	2.2
Interest	2.4	1.2	0.9	0.9	0.8
Impairment of goodwill and intangible asset	17.7	0.0	0.0	0.0	0.0
Other expenses	2.9	2.5	2.5	2.3	2.5

Total expenses	112.4%	90.2%	89.7%	88.7%	87.2%

Income (loss) before provision for income taxes and minority interest	(12.4)%	9.8%	10.3%	11.3%	12.8%
Provision for income taxes	2.0	5.3	4.8	5.3	5.7
Minority interest	0.0	0.0	0.0	0.0	0.0

Net income (loss)	(14.4)%	4.5%	5.5%	6.0%	7.1%

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

  Overview

        Net income for the nine months ended September 30, 2004 was $19.8 million compared to net income of $11.9 million for the comparable period in 2003, an increase of approximately 66.4%. Total revenues increased by $80.8 million, or 40.6%, to $279.9 million for the nine months ended September 30, 2004 from $199.1 million for the comparable period in 2003. Our increased revenues were primarily due to increased brokerage revenues across each of our product categories. Total expenses increased by $67.5 million, or 38.2%, to $244.1 million for the nine months ended September 30, 2004 from $176.6 million for the comparable period in 2003. Expenses increased primarily because of increased compensation expense, which was attributable to an increase in performance-based bonuses as a result of higher revenues, and higher sign-on bonuses in the nine months ended September 30, 2004.

  Revenues

  Brokerage Revenues

        Total brokerage revenues increased by $75.8 million, or 40.2%, to $264.4 million for the nine months ended September 30, 2004 from $188.6 million for the comparable period in 2003. Agency commissions increased by $47.6 million, or 33.7%, to $188.7 million for the nine months ended September 30, 2004 from

$141.1 million for the comparable period in 2003. Principal transactions increased $28.2 million, or 59.4%, to $75.7 million for the nine months ended September 30, 2004 from $47.5 million for the comparable period in 2003. Of the total increase in brokerage revenue of $75.8 million, approximately $34.2 million was attributable to the addition of 29 new brokerage desks across all product areas since September 30, 2003. Revenues increased in each of our product categories with most of the increase in our equity and credit product categories. The increase in equity products brokerage revenues of approximately $29.5 million was primarily attributable to the addition of nine new brokerage desks that generated approximately $15.6 million of brokerage revenues in the nine months ended September 30, 2004. The increase in credit product brokerage revenues of approximately $28.7 million was attributable to $13.2 million in brokerage revenues generated by 12 new brokerage desks and continued revenue generated by our existing brokerage desks. The increase in financial products brokerage revenues of approximately $8.4 million was primarily attributable to increased brokerage revenue generated by our existing brokerage desks. The increase in commodities product brokerage revenues of approximately $9.2 million was attributable to $4.6 million in brokerage revenues generated by 3 new brokerage desks and increased brokerage revenues generated by existing desks as a result of the continuing recovery in the energy product markets.

  Analytics and Market Data

        Revenues from our analytics and market data products increased by $2.3 million, or 23.0%, to $12.3 million for the nine months ended September 30, 2004 from $10.0 million for the comparable period in 2003. This increase was the result of $1.8 million of additional revenue in the nine months ended September 30, 2004 from data sales. The increase in data sales can primarily be attributed to our data distribution agreement with Reuters.

  Interest Income

        Interest income remained level at approximately $0.8 million for the nine months ended September 30, 2003 and 2004.

  Other Income (Loss)

        Other income (loss) increased by $2.7 million to $2.4 million for the nine months ended September 30, 2004 from a loss of $0.3 million for the comparable period in 2003. Other income for the nine months ended September 30, 2004 primarily consisted of the proceeds received by us from a litigation settlement related to an employment contract dispute with one of our competitors and transactional gains based on foreign currency fluctuations. The loss in other income for the nine months ended September 30, 2003 primarily related to transactional losses based on foreign currency fluctuations.

  Expenses

  Compensation and Employee Benefits

        Compensation and employee benefits expense increased by $52.1 million, or 42.2%, to $175.6 million for the nine months ended September 30, 2004 from $123.5 million for the comparable period in 2003. This increase was primarily attributable to an increase in the number of brokerage personnel from 389 as of September 30, 2003 to 509 as of September 30, 2004, increased performance-related brokerage bonuses of $27.8 million and an increase in expense related to sign-on bonuses of $5.1 million. The increase in sign-on bonuses for newly hired brokers in 2004 resulted from the expansion of our brokerage operations in equity and corporate bond products.

        Total compensation as a percentage of total revenues increased to 62.8% for the nine months ended September 30, 2004 from 62.0% for the comparable period in 2003, and broker productivity (defined as total brokerage revenues during the period divided by average monthly brokerage personnel headcount for the period) increased by approximately 16% for the nine months ended September 30, 2004 as compared to the same period in 2003.

  Communications and Quotes

        Communications and quotes expense increased by $2.8 million, or 22.6%, to $15.2 million for the nine months ended September 30, 2004 from $12.4 million for the comparable period in 2003. This increase was primarily attributable to an increase in brokerage personnel.

  Travel and Promotion

        Travel and promotion expense increased by $3.0 million, or 29.1%, to $13.3 million for the nine months ended September 30, 2004 from $10.3 million for the comparable period in 2003. This expense, as a percentage of our total brokerage revenues for the nine months ended September 30, 2004, decreased to 5.0% from 5.5% for the comparable period in 2003. This decrease was due to the implementation of a policy that seeks to limit travel and promotion expense attributable to each brokerage desk to an amount consistent with the revenue productivity of that desk.

  Rent and Occupancy

        Rent and occupancy expense decreased by $0.2 million, or 2.4%, to $8.2 million for the nine months ended September 30, 2004 from $8.4 million for the comparable period in 2003. This decrease was primarily due to reduced repairs and maintenance costs for the nine months ended September 30, 2004 as well as higher rent and occupancy expenses for the nine months ended September 30, 2003 as a result of payments made in connection with the termination of certain equipment leases in the first half of 2003.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $2.5 million, or 34.2%, to $9.8 million for the nine months ended September 30, 2004 from $7.3 million for the comparable period in 2003. This increase reflects depreciation of capitalized development costs of several of the software projects that we began amortizing at the end of 2003 and the first quarter of 2004.

  Professional Fees

        Professional fees increased by $1.3 million, or 23.6%, to $6.8 million for the nine months ended September 30, 2004 from $5.5 million for the comparable period in 2003. This increase was primarily due to increased IT consulting, tax, internal audit outsourcing and legal fees.

  Clearing Fees

        Clearing fees increased $3.4 million, or 121.4%, to $6.2 million for the nine months ended September 30, 2004 from $2.8 million for the comparable period in 2003. This increase was due to an increase in the number of principal transactions we executed for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. Principal transactions are generally settled through third party clearing organizations that charge us a fee for their services.

  Interest Expense

        Interest expense increased by $0.3 million, or 16.7%, to $2.1 million for the nine months ended September 30, 2004 as compared to $1.8 million for the comparable period in 2003. The increase was due to increased interest charges on third party clearing accounts related to our brokerage operations.

  Other Expenses

        Other expenses increased by approximately $2.5 million, or 55.6%, to $7.0 million for the nine months ended September 30, 2004 as compared to $4.5 million for the comparable period in 2003. The increase was primarily attributable to an increase in irrecoverable Value Added Tax related to increased purchases in communications and quotes in the U.K., an increase in the fair value of the Fenics purchase obligation and an increase in other general office and miscellaneous expenses, such as charitable contributions, dues and subscriptions and bank charges.

  Provision for Income Taxes

        Our provision for income taxes totaled $16.0 million for the nine months ended September 30, 2004 and $10.6 million for the nine months ended September 30, 2003. Our effective tax rate was approximately 45% for the nine months ended September 30, 2004 as compared to 47% for the comparable period in 2003. The reduction in the effective tax rate was primarily due to a decrease in state and local income taxes, a reduction in promotion expenses and an increase in a business tax credit, offset by an increase in taxes related to foreign operations.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Overview

        Our net income for the year ended December 31, 2003 was $14.5 million compared to net income of $12.3 million for the year ended December 31, 2002, an increase of 17.9%. Total revenues decreased by $9.4 million, or 3.4%, to $265.8 million for the year ended December 31, 2003 from $275.2 million for the year ended December 31, 2002. Our decreased revenues were primarily attributable to a decrease in brokerage revenues in the commodity products area due to a reduction in trading activity. Total expenses decreased by 4.0% to $238.5 million for the year ended December 31, 2003 from $248.5 million for the year ended December 31, 2002. Expenses decreased primarily because of reduced bonuses resulting from lower brokerage revenues. A reduction in our effective tax rate also contributed to the increase in net income for 2003 as compared to 2002.

Revenues

Brokerage Revenues

        Total brokerage revenues decreased by $9.7 million, or 3.7%, to $250.2 million for the year ended December 31, 2003 from $259.9 million for the year ended December 31, 2002. Agency commissions decreased by $15.6 million, or 7.8%, to $184.9 million for the year ended December 31, 2003 from $200.5 million for the year ended December 31, 2002. Revenues from principal transactions increased by $5.9 million, or 9.9% to $65.2 million for the year ended December 31, 2003 from $59.4 million for the year ended December 31, 2002. Brokerage revenues from new brokerage desks established during the period from May 2002 through the end of 2003 generated an increase of $22.6 million in brokerage revenues for the year ended December 31, 2003, however this increase was offset by a $32.3 million decrease in brokerage revenues from existing desks mainly in commodity and credit products. The decrease in commodity product brokerage revenues of approximately $22.8 million primarily resulted from reduced trading in the energy markets caused by the continued impact of the bankruptcies of Enron Corp. and other energy companies, leading to a substantial decline in brokerage revenues relating to energy products and an overall reduction of 37% in brokerage revenues in the commodity product area as compared to the same period in 2002. Brokerage revenues derived from the credit products area were generally unchanged because increased brokerage revenues of $13.3 million from the addition of nine new or restructured brokerage desks was largely offset by decreased brokerage revenues from our existing brokerage desks as new competitors entered the credit product markets in 2003 resulting in downward pressure on our commission rates. The increase in financial product brokerage revenues of $13.9 million resulted primarily from market growth in a number of products whose growth was affected by the increased volatility of the U.S. dollar.

Analytics and Market Data

        Revenues from our analytics and market data products increased by $3.5 million, or 36.5%, to $13.1 million for the year ended December 31, 2003 from $9.6 million for the year ended December 31, 2002. This increase was primarily the result of increased data sales of $3.8 million, partially offset by a reduction in revenue from our analytics products of $0.3 million.

Interest Income

        Interest income decreased by $0.2 million to $1.2 million for the year ended December 31, 2003 from $1.4 million for the year ended December 31, 2002. This decrease was primarily caused by lower interest rates on our cash deposits.

Other Income

        Other income decreased by $3.0 million, or 68.2%, to $1.4 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002. This decrease was primarily due to other income received in 2002 from the sale of our treasury repurchase agreement brokerage desk for $1.4 million, as well as the receipt in 2002 of insurance proceeds of $1.7 million resulting from business interruption in connection with the September 11, 2001 terrorist attacks in New York City.

Expenses

Compensation and Employee Benefits

        Compensation and employee benefits expense decreased by $7.7 million, or 4.4%, to $166.3 million for the year ended December 31, 2003 from $174.0 million for the year ended December 31, 2002. This decrease was primarily due to reductions in bonuses to brokers and executives as a result of lower brokerage revenues in 2003 as compared to 2002 and a $2.9 million reduction in 2003 in our accrual for the employer portion of National Insurance Contributions ("NIC") related to certain 2002 employee bonuses in the U.K. Based on legal developments in the U.K. and management's evaluation of facts and circumstances available in 2003, management decided that it would not be probable that we would be obligated to pay the NIC related to these bonuses and we reduced our accrual accordingly.

        Total compensation as a percentage of total revenues decreased to 62.5% for the year ended December 31, 2003 from 63.2% for the year ended December 31, 2002. Broker productivity decreased by approximately 10% for the year ended December 31, 2003 as compared to the same period in 2002, partially as a result of a decline in brokerage revenues from the commodity products area.

Communications and Quotes

        Communications and quotes expense increased by $0.6 million, or 3.8%, to $16.5 million for the year ended December 31, 2003 from $15.9 million for the year ended December 31, 2002. This increase was primarily due to an increase in communications charges incurred as a result of an increase in brokerage personnel by 31 and an increase in quote charges due to increased activity in our U.K. and Asia-Pacific offices.

Travel and Promotion

        Travel and promotion expense decreased by $1.2 million, or 7.7%, to $14.3 million for the year ended December 31, 2003 from $15.5 million for the year ended December 31, 2002. This decrease was primarily due to policies introduced by management over the course of 2003 which seek to limit these expenses.

Rent and Occupancy

        Rent and occupancy expense decreased by $0.4 million, or 3.6%, to $10.6 million for the year ended December 31, 2003 compared to $11.0 million for the year ended December 31, 2002. This decrease was primarily due to decreased utility costs in 2003.

Depreciation and Amortization

        Depreciation and amortization expense was $10.3 million for the year ended December 31, 2003 compared to $10.4 million for the year ended December 31, 2002. Depreciation and amortization remained fairly level as a result of the offsetting effects of certain assets fully depreciating during 2003 and the commencement in 2003 of the depreciation of certain previously capitalized development costs for software developed for internal use.

Professional Fees

        Professional fees increased by $0.5 million, or 6.8%, to $7.8 million for the year ended December 31, 2003 from $7.3 million for the year ended December 31, 2002. This increase was primarily due to an increase in fees related to accounting and tax services.

Clearing Fees

        Clearing fees decreased by $0.4 million, or 9.8%, to $3.7 million for the year ended December 31, 2003 from $4.1 million for the year ended December 31, 2002. This decrease was primarily due to a reduction in trade execution fees reflecting lower trading volume in equity derivatives products.

Interest Expense

        Interest expense decreased by $0.9 million, or 26.5%, to $2.5 million for the year ended December 31, 2003 from $3.4 million for the year ended December 31, 2002. This decrease was primarily due to reduced borrowing costs under our credit facility as a result of lower interest rates, and the repayment in February 2003 of indebtedness incurred in connection with our acquisition of Fenics.

Other Expenses

        Other expenses remained relatively level at $6.5 million for the year ended December 31, 2003, compared to $7.0 million for the year ended December 31, 2002.

Provision for Income Taxes

        Our provision for income taxes totaled $12.9 million for the year ended December 31, 2003 and $14.5 million for the year ended December 31, 2002. Our effective tax rate was approximately 47% for the year ended December 31, 2003 and approximately 54% for the year ended December 31, 2002. This reduction in our effective tax rate was primarily due to a reduction in the amount of disallowed deductions for promotion expenses and the recognition of deferred tax assets relating to our foreign operations, specifically the recording of certain foreign deferred items, including foreign depreciation and software charges and unpaid intra-company royalties and interest. Unpaid intra-company royalties and interest give rise to a deferred tax asset because, for U.K. income tax purposes, no current year deduction is permitted for intra-company royalties or interest unless they are paid in the year of accrual or within one year of such accrual. As a result, a deduction would be allowed for those expenses when paid so long as payment occurs within one year of accrual and, until such payment is made, we record a deferred asset.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Overview

        Our net income for the year ended December 31, 2002 was $12.3 million compared to a net loss of $31.8 million for the year ended December 31, 2001. The net loss in 2001 was primarily attributable to a $39.0 million impairment charge in 2001 resulting from a reduction in fair value of goodwill and an intangible asset associated with the acquisition of Fenics. Total revenues increased by $54.8 million or 24.9% to $275.2 million for the year ended December 31, 2002 from $220.4 million for the year ended December 31, 2001. Our increased revenues were primarily due to the increased brokerage revenue from our credit and equity product areas. Total expenses, excluding the impairment charge, increased by $39.7 million or 19.0% to $248.5 million for the year ended December 31, 2002 from $208.8 million for the year ended December 31, 2001.

Revenues

Brokerage Revenues

        Total brokerage revenues increased by $47.7 million, or 22.5%, to $259.9 million for the year ended December 31, 2002 from $212.2 million for the year ended December 31, 2001. Agency commissions increased $31.0 million, or 18.3%, to $200.5 million for the year ended December 31, 2002 from $169.5 million in 2001. Principal transactions increased $16.7 million, or 39.1%, to $59.4 million for the year ended December 31, 2002 from $42.7 million for the year ended December 31, 2001. Of the total increase of $47.7 million, approximately $16.4 million was attributable to brokerage revenues generated by new brokerage desks established during the period from mid-2001 through 2002. The overall increase in our brokerage revenues was primarily attributable to increases in credit and equity product brokerage revenues. The increase in credit product brokerage revenues of $36.0 million was primarily the result of increased commissions from our credit derivatives and corporate bond brokerage desks. The market for credit derivatives experienced strong growth in 2002, which we were able to capitalize on as one of the early participants in this market. The growth in the credit derivatives markets in 2002 led to the entrance of several new competitors at the end of 2002 and in 2003 and created downward pressure on commission rates. The increase in equity product revenues of $7.1 million was primarily due to new equity derivatives brokerage desks, which were mainly established in June through August of 2001 and, therefore, did not contribute a full year of revenue in 2001.

Analytics and Market Data

        Revenues earned from our analytics and market data products increased by $3.5 million to $9.6 million for the year ended December 31, 2002 from $6.1 million for the year ended December 31, 2001. The increase in 2002 primarily resulted from the acquisition of Fenics in April 2001 and the inclusion of its partial year analytics and market data revenue in 2001.

Interest Income

        Interest income remained relatively level at $1.4 million for the year ended December 31, 2002 compared to $1.5 million for the same period in 2001.

Other Income

        Other income increased by $3.8 million to $4.4 million for the year ended December 31, 2002 from $0.6 million for the year ended December 31, 2001. This increase was primarily due to other income received in 2002 from the sale of our treasury repurchase agreement brokerage desk for $1.4 million, as well as the receipt in 2002 of insurance proceeds of $1.7 million resulting from business interruption in connection with the September 11, 2001 terrorist attacks in New York City.

Expenses

Compensation and Employee Benefits

        Compensation and employee benefits expense increased by $31.4 million, or 22.0%, to $174.0 million for the year ended December 31, 2002 from $142.6 million for the year ended December 31, 2001. This increase was primarily due to the increase in bonuses paid to our brokers which reflects the increase in brokerage revenues for 2002.

        Total compensation as a percentage of total revenues decreased to 63.2% for the year ended December 31, 2002 from 64.7% for the year ended December 31, 2001, while broker productivity increased by approximately 5.3% for the year ended December 31, 2002 as compared to the same period in 2001.

Communications and Quotes

        Communications and quotes expense increased by $3.5 million, or 28.2%, to $15.9 million for the year ended December 31, 2002 from $12.4 million for the year ended December 31, 2001. This increase was primarily due to expanded communication and quotes requirements for our brokerage desks.

Travel and Promotion

        Travel and promotion expense increased by $4.2 million, or 37.2%, to $15.5 million for the year ended December 31, 2002 from $11.3 million for the year ended December 31, 2001. This expense, as a percentage of our total brokerage revenues for the year ended December 31, 2002, was consistent with the comparable period in 2001.

Rent and Occupancy

        Rent and occupancy expense increased by $2.4 million, or 27.9%, to $11.0 million for the year ended December 31, 2002 from $8.6 million for the year ended December 31, 2001. This increase was primarily due to increased rent resulting from additional space we leased in New York and London as a result of the Fenics acquisition and the general expansion of our brokerage operations in New York and Hong Kong.

Depreciation and Amortization

        Depreciation and amortization expense increased by $0.5 million, or 5.1%, to $10.4 million for the year ended December 31, 2002 from $9.9 million for the year ended December 31, 2001. This increase in depreciation and amortization expense in 2002 primarily resulted because of the commencement in 2002 of the depreciation of some of the costs we incurred in our information technology and infrastructure build-up during 2001.

Professional Fees

        Professional fees decreased by $3.3 million, or 31.1%, to $7.3 million for the year ended December 31, 2002 from $10.6 million for the year ended December 31, 2001. The decrease was largely due to non-recurring consulting fees we paid in 2001 related to the preliminary project stage of software being developed for internal use in our trading systems.

Clearing Fees

        Clearing fees increased by $2.3 million to $4.1 million for the year ended December 31, 2002 from $1.8 million for the year ended December 31, 2001. This increase was primarily due to an increase in the number of principal transactions we executed, which required increased clearing services, as well as an increase in trade execution fees reflecting greater transaction volumes in the equity derivatives product area.

Interest Expense

        Interest expense decreased by $1.9 million, or 35.8%, to $3.4 million for the year ended December 31, 2002 from $5.3 million for the year ended December 31, 2001. This decrease was largely attributable to interest expense of approximately $1.8 million that we incurred in 2001 due to unsettled trades in our treasury repurchase agreement business. These unsettled trades resulted from market disruptions caused by the terrorist attacks of September 11, 2001 in New York City.

Impairment of Goodwill and Intangible Asset

        We had no impairment of goodwill and intangible asset expense for the year ended December 31, 2002, compared to an expense of $39.0 million for the year ended December 31, 2001. The impairment charge incurred in 2001 was taken in order to reduce goodwill and an intangible asset associated with the Fenics acquisition to their estimated fair value. This resulted from the determination by management that the carrying value of the goodwill and the intangible asset attributable to Fenics was not recoverable as a result of the continued decline in market conditions in the information technology sector. A strategic decision was made in the second quarter of 2001 to discontinue the Internet-based operations of Fenics. See Note 5 to our consolidated financial statements for more information concerning this impairment charge.

Other Expenses

        Other expense remained relatively level at $7.0 million for the year ended December 31, 2002 compared to $6.3 million for the year ended December 31, 2001.

Provision for Income Taxes

        Our provision for income taxes totaled $14.5 million for the year ended December 31, 2002 and $4.4 million for the year ended December 31, 2001. Our effective tax rate was approximately 54% for the year ended December 31, 2002 and approximately (16)% for the year ended December 31, 2001. The existence of a financial accounting loss in a year with taxable profits gave rise to the negative effective tax rate recognized for the year ended December 31, 2001. A comparison of the effective tax rates between these two years is not meaningful because the negative effective tax rate for the year ended December 31, 2001 resulted primarily from the impairment charge that we took in 2001 in order to reduce goodwill and an intangible asset associated with the acquisition of Fenics. This impairment charge created a financial accounting loss but was not deductible for income tax purposes. In addition, for the year ended December 31, 2001, non-deductible expenses increased our effective tax rate.

Quarterly Results of Operations

        You should read the following tables presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

        The following table presents our unaudited quarterly results of operations for the seven quarters ended September 30, 2004. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. The financial markets in which we operate are generally affected by seasonality. Although our results in recent periods have not reflected this trend, traditionally, the financial markets around the world experience lower volumes during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, transaction volume levels may decrease during those periods.

	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(dollars in thousands)
Revenues
Brokerage revenues:
Agency commissions	$50,452	$45,672	$44,964	$43,832	$58,379	$60,589	$69,705
Principal transactions	17,194	15,233	15,064	17,746	23,757	26,978	24,977

Total brokerage revenues	67,646	60,905	60,028	61,578	82,136	87,567	94,682
Analytics and market data	3,341	3,541	3,167	3,094	4,673	4,012	3,664
Interest income	311	289	176	391	276	170	356
Other income (loss)	422	(1,129)	436	1,648	608	701	1,077

Total revenues	71,720	63,606	63,807	66,711	87,693	92,450	99,779

Expenses
Compensation and employee benefits	44,670	42,124	36,751	42,731	55,086	58,475	62,062
Communications and quotes	4,060	4,107	4,230	4,115	4,674	5,325	5,196
Travel and promotion	3,250	3,548	3,551	3,952	3,948	4,930	4,382
Rent and occupancy	3,173	2,887	2,377	2,208	2,573	2,756	2,861
Depreciation and amortization	2,765	2,211	2,295	3,026	3,142	3,243	3,411
Professional fees	1,889	1,541	2,104	2,259	1,766	2,178	2,848
Clearing fees	996	969	803	900	1,065	2,385	2,743
Interest	591	608	600	671	579	666	838
Other expenses	1,168	995	2,363	2,007	2,025	2,686	2,299

Total expenses	62,562	58,990	55,074	61,869	74,858	82,644	86,640

Income before provision for taxes	9,158	4,616	8,733	4,842	12,835	9,806	13,139

Provision for income taxes	4,314	2,176	4,114	2,281	6,032	4,716	5,266

Net income	$4,844	$2,440	$4,619	$2,561	$6,803	$5,090	$7,873

        The following table sets forth our quarterly results of operations as a percentage of our total revenues for the indicated periods:

	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
Revenues
Brokerage revenues:
Agency commissions	70.3%	71.8%	70.5%	65.7%	66.6%	65.5%	69.9%
Principal transactions	24.0	24.0	23.6	26.6	27.1	29.2	25.0

Total brokerage revenues	94.3	95.8	94.1	92.3	93.7	94.7	94.9
Analytics and market data	4.7	5.5	4.9	4.6	5.3	4.3	3.6
Interest income	0.4	0.5	0.3	0.6	0.3	0.2	0.4
Other income (loss)	0.6	(1.8)	0.7	2.5	0.7	0.8	1.1

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Compensation and employee benefits	62.3%	66.2%	57.6%	64.1%	62.8%	63.3%	62.2%
Communications and quotes	5.7	6.5	6.6	6.2	5.3	5.8	5.2
Travel and promotion	4.5	5.6	5.6	5.9	4.5	5.4	4.4
Rent and occupancy	4.4	4.5	3.7	3.3	2.9	3.0	2.9
Depreciation and amortization	3.9	3.5	3.6	4.5	3.6	3.5	3.4
Professional fees	2.6	2.4	3.3	3.4	2.0	2.4	2.9
Clearing fees	1.4	1.5	1.3	1.3	1.2	2.6	2.7
Interest	0.8	1.0	0.9	1.0	0.7	0.7	0.8
Other expenses	1.6	1.6	3.7	3.0	2.3	2.9	2.3

Total expenses	87.2%	92.8%	86.3%	92.7%	85.3%	89.6%	86.8%

Income before provision for taxes	12.8	7.2	13.7	7.3	14.7	10.4	13.2

Provision for income taxes	6.0	3.4	6.4	3.4	6.9	5.1	5.3

Net income	6.8%	3.8%	7.3%	3.9%	7.8%	5.3%	7.9%

        The tables below detail our brokerage revenues by product category in dollars and as a percentage of our total brokerage revenues for the indicated periods.

	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(dollars in thousands)
Brokerage Revenues:
Credit	$34,004	$28,539	$25,597	$27,231	$37,223	$37,247	$42,315
Financial	16,395	16,951	18,107	17,648	20,540	18,922	20,377
Equity	6,553	6,449	7,181	7,043	12,549	18,515	18,656
Commodity	10,694	8,966	9,143	9,656	11,824	12,883	13,334

Total brokerage revenues	$67,646	$60,905	$60,028	$61,578	$82,136	$87,567	$94,682

Brokerage Revenues:
Credit	50.3%	46.9%	42.6%	44.2%	45.3%	42.6%	44.7%
Financial	24.2	27.8	30.2	28.7	25.0	21.6	21.5
Equity	9.7	10.6	12.0	11.4	15.3	21.1	19.7
Commodity	15.8	14.7	15.2	15.7	14.4	14.7	14.1

Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liquidity and Capital Resources

        To date, we have primarily financed our operations through cash provided by our operations, proceeds received from sales of our equity securities and borrowings under our prior credit facilities. In August 2004, we entered into a new credit agreement which provides for a revolving credit facility in a principal amount of $80.0 million, which includes a letter of credit facility that has a sub-limit of $30.0 million. Borrowings under our new credit facility were used to repay in full our outstanding borrowings under our old credit facility. See "Description of Certain Indebtedness" for a description of our new credit agreement.

        Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. At September 30, 2004, we had $83.3 million of cash and cash equivalents compared to $80.2 million as of September 30, 2003 and $33.8 million, $63.7 million and $87.3 million at December 31, 2001, 2002 and 2003, respectively. The changes to our cash and cash equivalent balances for these periods are due to our operating, investing and financing activites as discussed below.

        The following table sets forth our cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Cash provided by (used in) operating activities	$20,653	$38,582	$28,924	$17,319	$(3,674)
Cash used in investing activities	(10,990)	(15,172)	(7,804)	(6,416)	(6,709)
Cash provided by (used in) financing activities	(2,635)	6,532	2,761	5,277	6,788
Effects of foreign currency translation adjustment	161	(57)	(289)	295	(413)

Increase (decrease) in cash and cash equivalents	$7,189	$29,885	$23,592	$16,475	$(4,008)

        Cash provided by (used in) operating activities primarily consists of net income adjusted for certain non-cash items including depreciation and amortization and the effects of changes in working capital. Cash used in operating activities for the nine months ended September 30, 2004 was $3.7 million and consisted of net income of $19.8 million adjusted for non-cash items of $9.2 million and $32.7 million utilized for working capital. Cash provided by operating activities for the nine months ended September 30, 2003, was $17.3 million and consisted of net income of $11.9 million adjusted for non-cash items of $8.3 million and $2.9 million utilized for working capital. The decrease in cash provided by operating activities for the nine months ended September 30, 2004 compared to the same period in 2003 was primarily due to the net increase in receivables from and payables to brokers, dealers and clearing organizations and the increase in accrued commissions receivable.

        Cash provided by operating activities was $28.9 million for the year ended December 31, 2003 and consisted of net income of $14.5 million adjusted for non-cash items of $9.4 million and $5.1 million provided by working capital. Cash provided by operating activities was $38.6 million for the year ended December 31, 2002 and consisted of net income of $12.3 million adjusted for non-cash items of $16.0 million and $10.3 million provided by working capital. The non-cash items for the year ended December 31, 2002 reflect an increased provision for doubtful accounts and provision for deferred taxes. Cash provided by operating activities was $20.7 million for the year ended December 31, 2001 and consisted of a net loss of $31.8 million adjusted for non-cash items of $44.5 million and $8.0 million provided by working capital. Of the non-cash items reflected for the year ended December 31, 2001, $39.0 million related to the impairment of goodwill and intangible asset associated with Fenics, which in conjunction with the dividend of $33.3 million paid to Jersey Partners resulted in an accumulated deficit of $48.6 million as of December 31 2001.

        Cash used in investing activities was $6.7 million for the nine months ended September 30, 2004 compared to $6.4 million for the nine months ended September 30, 2003. Cash used in investing activities was $7.8 million for the year ended December 31, 2003 compared to $15.2 million for the year ended December 31, 2002 and $11.0 million for the year ended December 31, 2001. The variation in cash used in investing activities were primarily attributable to fluctuating levels of expenditure on information technology assets, both externally purchased and internally developed, in connection with the growth of our business during those periods.

        We estimate that for 2004 our expenditures for property, equipment and leasehold improvements, including software developed for internal use, and other investments will aggregate approximately $8.0 million. Our capital expenditures have primarily related to software developed for internal use and computer equipment replacements and upgrades. Currently, we have no material commitments for capital expenditures.

        Cash provided by financing activities for the nine months ended September 30, 2004 was $6.8 million compared to $5.3 million for the nine months ended September 30, 2003. Cash provided by financing activities for the nine months ended September 30, 2004 consisted of $7.5 million of borrowings under our old and new credit agreements less $0.7 million of loan fees paid in connection with the new credit agreement. Cash provided by financing activities for the nine months ended September 30, 2003 consisted of increased borrowings under our old credit agreement partially offset by scheduled principal payments on notes payable. Cash provided by financing activities was $2.8 million for the year ended December 31, 2003 compared to $6.5 million for the year ended December 31, 2002. Net borrowings under the revolving portion of our old senior credit facility increased by $10.5 million for the year ended December 31, 2003 compared to $3.7 million for the year ended December 31, 2002. Cash provided by financing activities for the year ended December 31, 2002 also included $30.1 million from the issuance of our Series C Preferred Stock in June 2002 and was partially offset by the repayment of $22.7 million in notes payable to Jersey Partners and the payment of $4.5 million in dividends to Jersey Partners. Cash provided by financing activities was $6.5 million for the year ended December 31, 2002 compared to cash used in financing activities of $2.6 million for the year ended December 31, 2001. The 2001 amount reflects the payment of a dividend of $33.3 million to Jersey Partners for the year ended December 31, 2001.

        At September 30, 2004, there were $46.5 million in outstanding borrowings under the revolving portion of our new credit agreement and $6.5 million pursuant to letters of credit. At September 30, 2004, we had $27 million of availability under the revolving portion of our new credit agreement. We are in compliance with all of our obligations under our new credit agreement.

        Our liquidity and available cash resources are in part restricted by the regulatory requirements of our four primary operating subsidiaries, GFI Securities LLC, which is a registered broker-dealer in the U.S., and GFI Securities Limited, GFI Brokers Limited and GFInet U.K. Limited which are registered broker-dealers in the U.K. As such, they are subject to minimum capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. U.S. and U.K. regulations prohibit a registered broker-dealer from repaying borrowings of its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification or approval from its principal regulator. Our non-regulated subsidiaries are not subject to these restrictions. The capital structures of each of our broker-dealer subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. As of September 30, 2004, GFI Securities LLC had net capital of $15.4 million, which was $15.1 million in excess of its required minimum net capital of $0.3 million. As of September 30, 2004, GFI Securities Limited had financial resources, as defined by the FSA, of $19.6 million, which was $14.2 million in excess of its required financial resources of $5.4 million. As of September 30, 2004, GFI Brokers Limited had financial resources, as defined by the FSA, of

$12.4 million, which was $6.9 million in excess of its required financial resources of $5.5 million. As of September 30, 2004, GFInet U.K. Limited had financial resources, as defined by the FSA, of $19.1 million, which was $11.2 million in excess of its required financial resources of $7.9 million.

        GFI (HK) Securities LLC is subject to the capital requirements of the SFC in Hong Kong. At September 30, 2004, GFI (HK) Securities LLC had net capital of approximately $0.5 million, which was $0.1 million in excess of its required minimum net capital of $0.4 million.

        In Singapore, the MAS regulates our subsidiary GFI Group PTE Ltd. Our compliance requirements with the MAS include, among other things, maintaining stockholders' equity of 3.0 million Singapore dollars and monitoring GFI Group PTE Ltd.'s trading practices and business activities.

        We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, the net proceeds of this offering and availability under our new credit agreement, will be sufficient to fund our operations for at least the next twelve months. Poor financial results, unanticipated expenses, unanticipated acquisitions or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then-current stockholders.

        We intend to use a portion of the net proceeds from this offering to repay in full the outstanding principal of $9.25 million as of September 30, 2004 and accrued interest on the note held by Jersey Partners. We may also use a portion of the net proceeds of this offering to purchase the remaining portion of Fenics capital stock not currently owned by us. At the time we acquired our approximately 90% interest in Fenics in 2001, we agreed to purchase the remaining approximately 10% of the capital stock of Fenics upon the occurrence of a "liquidity event." The definition of a "liquidity event" includes, among other things, the completion of an initial public offering such as the offering contemplated herein. Within 120 days after the completion of this offering, we are obligated to provide notice to the remaining holders of the outstanding capital stock of Fenics that a "liquidity event" has occurred. At such holders' election, we are required to use commercially reasonable efforts to acquire such outstanding capital stock at a per share price equal to the fair market value, as of the date of such acquisition, of 0.33 shares of our common stock. If a holder of Fenics stock elects to sell such stock to us, we may pay the purchase price either in cash or shares of our common stock (at our option) or in any other form of consideration agreed to with the Fenics holders. If we acquired all of the remaining Fenics capital stock with cash, the amount payable by us would be approximately $3.3 million, assuming that the fair market value of our common stock on the date of our acquisition of Fenics shares equals the mid-point of the range set forth on the cover of this prospectus.

Contractual Obligations and Commitments

        The following table summarizes certain of our contractual arrangements as of September 30, 2004, after giving effect to the conversion of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering.

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Contractual Obligations
Long-Term Debt:
Notes Payable(1)	$46,500	$—	$46,500	$—	$—
Loan Notes Payable(2)	9,250	—	1,850	3,700	3,700
Operating Leases(3)	31,480	3,787	6,622	6,314	14,757
Purchase Obligations	6,426	5,190	1,236	—	—

Total	$93,656	$8,977	$56,208	$10,014	$18,457

(1)
Amounts listed under Notes Payable represent outstanding borrowings under our new credit agreement and vary from the notes payable reflected in our financial statements because our financial statements reflect the total debt net of unamortized loan fees.

(2)
Amounts listed under Loan Notes Payable represent the remaining outstanding principal amount of a note held by Jersey Partners. We intend to use a portion of the net proceeds of this offering to repay that note in full.

(3)
Amounts listed under Operating Leases include a lease agreement with an affiliate, which was scheduled to terminate in 2016 with an annual rent of 0.5 million British Pounds ($0.9 million at September 30, 2004). In December 2004, we agreed to terminate this lease effective September 2005 and to make certain termination and other payments upon such termination. As a result, we intend to accrue an obligation for contract termination costs as of December 31, 2004. We currently estimate this obligation to be between 1.5 and 2.0 million British Pounds (approximately $2.9 to $3.9 million as of December 31, 2004).

Off-Balance Sheet Entities

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Application of Critical Accounting Policies and Use of Estimates

        This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

        On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

        We provide brokerage services to our clients in the form of either agency or principal transactions. In agency transactions, we charge commissions for executing transactions between buyers and sellers. We earn revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. Our principal transaction revenue is primarily derived from matched principal transactions. In matched principal transactions, we simultaneously agree to buy instruments from one party and sell them to another. Certain of our brokerage desks enter into unmatched principal transactions in the ordinary course of business, primarily for the purpose of facilitating our clients' execution needs. These unmatched positions are intended to be held short term. Brokerage revenues and related expenses from agency and principal transactions are recognized on a trade date basis. We do not receive actual payment of the commissions or the net spread until the specific account receivable is collected in an agency transaction or until the specific settlement date in a principal transaction.

        We evaluate the level of our allowance for doubtful accounts based on the financial condition of our clients, the length of time receivables are past due and our historical experience with the particular client. Also, if we know of a client's inability to meet its financial obligations, we record a specific provision for doubtful accounts for estimated losses resulting from the inability of that client to make payments. The amount of the provision will be charged against the amounts due to reduce the receivable to the amount we reasonably believe will be collected. If the financial condition of one of our clients were to deteriorate, resulting in an impairment of its ability to make payments, an additional provision could be required. Due to changing economic business and market conditions, we review the provision monthly and make changes to the provision as appropriate. Our allowance for doubtful accounts at September 30, 2004 was $2.2 million.

Stock Options

        We have granted employees options to purchase our common stock, generally at an exercise price greater than or equal to the fair market value of the underlying stock at the date of grant. For all options accounted for under APB No. 25, Accounting for Stock Issued to Employees, which requires measurement on the date of grant, we record deferred stock-based compensation to the extent that the value of the stock at the date of grant exceeds the exercise price of the option. For disclosure purposes, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value determined under the minimum value method as provided by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Effective January 1, 2003, we adopted fair value accounting consistent with SFAS No. 123, Accounting for Stock-Based Compensation, using the prospective method allowed by SFAS No. 148. Under SFAS No. 123, options issued or modified on or after January 1, 2003 are accounted for using the fair value method, pursuant to which we expense the fair value measured at the date of grant, or the incremental fair value measured at the date of modification, over the related vesting period. An assumption utilized in the minimum value calculation is the estimate of the fair value of the underlying stock. In the absence of a public market for our common stock, management estimates the market value of our common stock for option grants based upon recent transactions involving our equity securities and periodic valuation analyses.

Goodwill

        Under SFAS No. 142, Goodwill and Other Intangible Assets, management is required to perform a detailed review, at least annually, of the carrying value of our intangible assets, which includes goodwill. In this process, management is required to make estimates and assumptions in order to determine the fair value of our assets and liabilities and projected future earnings using various valuation techniques, including a discounted cash flow model. Management uses its best judgment and information available to it at the time to perform this review. Because management's assumptions and estimates are used in projecting future earnings as part of the valuation, actual results may differ. If management determines that the fair value of the intangible asset is less than its carrying value, an impairment loss would be recognized in an amount equal to the difference between the fair value and the carrying value.

Contingencies

        In the normal course of business, we have been named as defendants in various lawsuits and proceedings and have been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. We are subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We accrue a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date. We have recorded reserves for certain contingencies to which we may have exposure, such as reserves for certain income tax and litigation contingencies and contingencies related to the employer portion of National Insurance Contributions in the U.K.

        It is not presently possible to determine our ultimate exposure to these matters and there is no assurance that the resolution of these matters will not significantly exceed the reserves we have accrued. It is management's opinion that the ultimate resolution of these matters, while not likely to have a material adverse effect on our consolidated financial condition, could be material to our operating results for any particular period.

Income Taxes

        In accordance with SFAS No. 109, Accounting for Income Taxes, we provide for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Our interpretation of complex tax law may impact our measurement of current and deferred income taxes.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to various market risks. Our exposure to market risks primarily consists of foreign currency exchange rate fluctuations related to our international operations, changes in interest rates which impact our variable-rate debt obligations and market risk associated with principal transactions.

Foreign Currency Exposure

        As a result of our international brokerage activities, we are exposed to risks associated with changes in foreign exchange rates. As part of our financial risk management program, we use certain derivative financial instruments to manage these risks. We do not enter into derivatives transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. As foreign currency exchange rates change, the U.S. Dollar equivalent of revenues and expenses denominated in foreign currencies change. Our U.K. operations generate a majority of their revenues in U.S. Dollars and Euros but pay a significant amount of their expenses in British Pounds. We enter into foreign currency forward contracts for terms of not more than eighteen months to mitigate our exposure to foreign currency exchange rate fluctuations. Forward contracts entered into prior to June 2003 did not meet the requirements for hedge accounting and therefore gains and losses were included in earnings. All forward contracts entered into during June 2003 and thereafter are designated and qualify as foreign currency cash flow hedges under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. At December 31, 2003 and September 30, 2004, we had outstanding forward contracts to purchase and sell foreign currency with notional amounts translated into U.S. Dollars of $45.3 million and $11.2 million, respectively. We would have received $0.7 million and $0.5 million at December 31, 2003 and September 30, 2004 to settle these contracts, which represents the fair value of these contracts. At December 31, 2003 and September 30, 2004, if the U.S. Dollar strengthened by 10% against the British Pound and the Euro strengthened by 10% against the U.S. Dollar it would decrease the fair value of these contracts and, as a result, accumulated other comprehensive income would decrease by approximately $5.3 million and $0.5 million, net of tax, respectively. We are exposed to counterparty credit risk for nonperformance of derivative contracts and in the event of nonperformance, to market risk for changes in currency rates. The counterparty with whom we trade foreign exchange contracts is a major international financial institution. We monitor our positions with and the credit quality of this financial institution and we do not anticipate nonperformance by the counterparty.

        While our international results of operations, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our results of operations. If the U.S. dollar strengthened by 10% against the Euro and the British Pound strengthened by 10% against the U.S. Dollar, the net impact to our net income would have been a reduction of approximately $0.5 million as of September 30, 2004.

Interest Rate Risk

        We had $55.8 million in variable-rate debt outstanding at September 30, 2004. These debt obligations are subject to fluctuations in interest rates, which impact the amount of interest we must pay. If variable interest rates were to increase by 0.50% per annum, the annual impact to our net income would be a reduction of approximately $0.2 million.

Principal Transactions

        Through our subsidiaries, we execute matched principal transactions in which we act as a "middleman" by serving as a counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

        Matched principal trades have been growing recently as a percentage of our revenues. Matched principal trades in the less liquid markets on which we focus tend to be more likely not to settle on a timely basis than transactions in more liquid markets. Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations on our consolidated statement of financial condition primarily represent the simultaneous purchase and sale of the securities associated with those matched principal transactions that have not settled as of their stated settlement dates. Our experience has been that substantially all of these transactions ultimately settle.

        Certain of our brokerage desks enter into unmatched principal transactions in the ordinary course of business, primarily for the purpose of facilitating clients' execution needs. These unmatched positions are intended to be held short term. As a result, we have market risk exposure on these unmatched principal transactions.

        Matched principal transactions expose us to the risks described under "Risk Factors — Risks Related to our Business — The securities settlement process exposes us to risks that may impact our liquidity and profitability. In addition, liability for unmatched trades could adversely affect our results of operations and balance sheet and unmatched principal transactions expose us to the risks described under "Risk Factors—Risks Related to our Business—We have market risk exposure from unmatched principal transactions entered into by some of our equity and credit product brokerage desks." We attempt to mitigate the risks associated with principal transactions through our credit approval and credit monitoring processes. We maintain a credit approval process as described under "Our Business — Clients" as a means of mitigating exposure to counterparty risk. In addition, our credit committee regularly monitors concentration of market risk to financial instruments, countries or counterparties and regularly monitors trades that have not settled within prescribed settlement periods or volume thresholds. We have developed and utilize a proprietary, electronic credit monitoring system, which provides management with twice daily credit reports that analyze credit concentration.

Recent Accounting Pronouncements

        In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FASB Interpretation No., or FIN 45, requires that a guarantor recognize the fair value of a guarantee as a liability at the inception of such guarantee. Additional disclosures are also prescribed for certain guarantee contracts. The recognition and measurement provisions of FIN 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure provisions were effective for periods ending after December 15, 2002. We adopted FIN 45 as required, with no material impact on the consolidated financial statements. We currently provide guarantees, through several subsidiaries, in connection with our memberships in certain exchanges and clearing organizations. The maximum potential liability pursuant to these guarantees cannot be quantified since they are based upon the performance of other members of such exchanges and clearing organizations with whom we have no affiliation. The potential that we would have to make payments under these arrangements is unlikely due to existing collateral requirements imposed by the exchanges and clearing organizations.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 clarifies the circumstances under which a contract with an initial investment meets the characteristics of a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 also amended other existing pronouncements to result in more consistent reporting of derivative contracts. This pronouncement is effective for all contracts entered into or modified after June 30, 2003. We adopted SFAS 149 as required, with no material impact on the consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for all contracts entered into or modified after May 31, 2003 and for pre-existing instruments on financial statements for periods after June 15, 2003. We adopted SFAS 150 as required, with no material impact on the consolidated financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51,

which replaces FASB Interpretation No. 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We do not believe that we have an interest in an entity that is subject to FIN 46R, and as a result, the adoption of FIN 46R is not expected to have a material impact on our consolidated financial statements.

        In March 2004, the FASB approved EITF Issue 03-6 Participating Securities and the Two-Class Method under FAS 128. EITF Issue 03-6 supersedes the guidance in Topic No. D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share, and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and was applied by restating previously reported earnings per share. The adoption of EITF Issue 03-6 did not have a material impact on our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees, with limited exceptions. As of the effective date, July 1, 2005, we will be required to apply the modified prospective application transition method. Under the modified prospective application transition method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. For periods before the required effective date, we may elect to apply the modified retrospective transition method. The modified retrospective transition method may be applied either to all prior periods for which SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption if the required effective date does not coincide with the beginning of the entity's fiscal year. We are currently evaluating the impact that adoption of this statement will have on our results of operations and financial position.

Related Party Transactions

        This section contains a discussion of payments we have made to certain related parties in the last three years. For a more complete description of these and other related party transactions, see "Certain Relationships and Related Transactions" in this prospectus.

        In connection with our Reorganization in 2001, Jersey Partners, our principal stockholder, made two senior subordinated loans to one of our subsidiaries, GFI Group LLC, in the principal amounts of $5.0 million and $20.0 million, respectively. The $5.0 million subordinated loan was repaid by us in two installments of $2.5 million on November 30, 2002 and November 30, 2003, respectively. In June of 2002, we paid $10.8 million to Jersey Partners as partial repayment on the $20.0 million loan. We intend to use a portion of the proceeds of this offering to repay in full the remaining $9.25 million principal amount as of September 30, 2004, plus accrued interest, of this subordinated loan.

        As part of the Reorganization, in November 2001 we transferred to Jersey Partners $5.0 million in accounts receivable. We entered into a collection agent and receivables agreement with Jersey Partners pursuant to which we acted on behalf of Jersey Partners to collect such amount and repaid Jersey

Partners in five installments commencing on December 31, 2001 and ending on April 30, 2002. In consideration of our performance as collection agent under this agreement we received a fee of $0.3 million and the right to retain all collections in respect of the receivables covered by the agreement after all payments had been made to Jersey Partners. This agreement terminated on April 30, 2002 after our final payment to Jersey Partners.

        We currently lease our offices at 9 Hewett Street in London from GFI Brokers (Channel Islands) Limited, a wholly-owned subsidiary of Jersey Partners. We currently pay an annual rent of 0.5 million British Pounds under the lease. This lease was scheduled to terminate in 2016. We paid approximately $0.8 million, $0.8 million and $0.9 million in connection with this lease for the years ended December 31, 2001, 2002 and 2003, respectively. As described under "Our Business—Facilities" we are currently exploring new office space lease opportunities to expand our capacity in the U.K. and have agreed to terminate our lease with GFI Brokers (Channel Islands) Limited effective September 2005 and to make certain termination and other payments to it in connection with such termination aggregating approximately 1.5 to 2.0 million British Pounds payable upon such termination.

        We also lease a corporate apartment in London from GFI Brokers (Channel Islands) Limited. We paid a monthly lease payment of 3,750 British Pounds for this apartment prior to December 31, 2002 and currently pay a monthly lease payment of approximately 2,000 British Pounds.

OUR BUSINESS

Introduction

        We are a leading inter-dealer broker specializing in over-the-counter derivatives products and related securities. We provide brokerage services and data and analytics products to institutional clients in markets for a range of credit, financial, equity and commodity instruments, including complex credit derivatives. We function as an intermediary on behalf of our brokerage clients by matching their trading needs with counterparties having reciprocal interests. We focus on the more complex, and often less liquid, markets for sophisticated financial instruments, primarily derivatives, where inter-dealer brokers have traditionally been able to provide services to their clients that generate higher commissions than in the markets for more standardized financial instruments. Many of these markets offer an opportunity for strong growth. We have been recognized by various industry publications as a leading provider of inter-dealer brokerage services for certain products in the credit, financial, equity and commodity markets on which we focus.

        We offer a hybrid brokerage approach to our clients that combines a range of telephonic and electronic trade execution services, depending on the needs of the individual markets. We complement our hybrid brokerage capabilities with value-added services, such as data and analytics products for decision support.

        We earn revenues for our brokerage services and charge fees for certain of our data and analytics products. We sell our products and services solely to institutional clients. Our business was founded in 1987. Our Reorganization in November 2001 is described in greater detail under "Our Business — Our Reorganization." At September 30, 2004, we had 95 brokerage desks and 509 brokerage personnel (consisting of brokers, trainees and clerks) serving over 1,200 brokerage and data and analytics clients, including leading commercial and investment banks, through our principal offices in New York, London, Hong Kong, Singapore and Sydney. As of September 30, 2004, we had 464 brokers.

Our Industry

        On most business days, trillions of dollars in securities, commodities, currencies and derivative instruments are traded around the world. These products range from standardized financial instruments, such as common equity securities and futures contracts, that are typically traded on exchanges, to more complex, less standardized instruments, such as over-the-counter derivatives, that are typically traded between institutional dealers, which are primarily global investment banks and money center banks. Buyers and sellers of exchange-traded financial instruments benefit from the price transparency and enhanced liquidity provided by liquidity facilitators, such as market makers and specialists, who participate in those markets. Buyers and sellers of many over-the-counter instruments, on the other hand, frequently rely on an inter-dealer broker to facilitate liquidity by gathering pricing information and identifying counterparties with reciprocal interests.

Market Evolution

        A liquid financial market is one in which a financial instrument is easy to buy or sell quickly with minimal price disturbance. The liquidity of a market for a particular financial product or instrument depends on several factors, including: the presence of a number of market participants and facilitators of liquidity; the availability of pricing reference data; and the availability of standardized terms. Liquid markets are characterized by substantial price competition, efficient execution and high trading volume. While a market for an exchange-traded instrument is ordinarily liquid, some large over-the-counter markets, such as the market for U.S. treasury securities, are also highly liquid. In such markets, commissions are generally lower because there are often numerous, readily identifiable buyers and sellers causing the traditional telephonic brokerage services of inter-dealer brokers to be less essential and to command less of a premium.

        Less liquid markets are characterized by fewer participants, less price transparency and lower trading volumes. Complex financial instruments that are traded over-the-counter are often less liquid and are traded primarily by more sophisticated institutional buyers and sellers. In a less liquid market, an inter-dealer broker can provide greater value to the efficient execution of a trade by applying its market knowledge to locate a number of bids and offers so that buyers and sellers may find counterparties with which to trade, which can be especially helpful for large or non-standardized transactions. An inter-dealer broker ordinarily accomplishes this by contacting potential counterparties directly by telephone or electronic messaging and, in some cases, with proprietary trading technology. In addition, in a less liquid market with fewer participants, disclosure of the intention of a participant to buy or sell could disrupt the market and lead to poor pricing. By using an inter-dealer broker, the identities of the transaction parties are not disclosed until the trade is consummated and, therefore, market participants better preserve their anonymity. For all these reasons, in a less liquid market, an inter-dealer broker offers important value to market participants.

        As a market for a particular financial instrument develops and matures, more buyers and sellers enter the market, resulting in more transactions and more pricing information. In addition, the terms of such financial instrument tend to become more standardized, generally resulting in a more liquid market. In this way, a relatively illiquid market for an instrument may evolve over a period of time into a more liquid market. As this evolution occurs, we believe the characteristics of trading, the preferred mode of execution and the size of commissions that inter-dealer brokers may charge, will also change. In some cases, as the market matures, an inter-dealer broker may lower its client's execution costs by providing the client with an electronic screen or system that displays the most current pricing information. In addition, a market may have some characteristics of both more liquid and less liquid markets, which requires an inter-dealer broker to offer integrated telephonic and electronic brokering. We refer to this integrated service as hybrid brokerage. In some cases, hybrid brokerage involves coupling traditional broker-executed services with various electronic enhancements, such as electronic communications, price discovery tools and order entry. In other cases, hybrid brokerage involves full electronic execution supported by telephonic communication between the broker and its clients.

        Below is a graph that represents our view of the typical evolution of a market for a complex financial instrument.

  Typical Evolution of a Financial Product

The Derivatives Market

        Derivatives are increasingly being used by financial institutions, hedge funds and large corporations to manage risk or take advantage of the anticipated direction of a market by allowing holders to guard against gains or declines in the price of underlying assets without having to buy or sell such underlying assets. The underlying asset may be, among other things, a physical commodity, an interest rate, a stock, an index or a currency. Derivatives are commonly used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by large corporate and sovereign debtors and changes in the prices of commodity products. Common types of derivatives include futures, options and swaps. They derive their value based on the inherent value of the underlying asset. According to a survey of its members conducted in 2003 by the International Swaps and Derivatives Association, which we refer to as ISDA, over 90% of the world's 500 largest companies use derivative instruments to manage and hedge their risks more effectively.

        Derivatives are traded both over-the-counter and on exchanges. According to a recent report of the Bank for International Settlements, over-the-counter derivatives accounted for over 84% of the total outstanding global derivatives transactions in 2003 (as measured by notional amount). The liquidity of markets for particular over-the-counter derivative instruments varies from highly liquid, such as the market for Eurodollar interest rate derivatives, to illiquid, such as the market for certain customized credit derivatives which are structured to meet specific investor needs.

        ISDA also reported in a 2004 survey of its members that in the first six months of 2004, among the derivative instruments surveyed, credit derivatives were the fastest growing segment of the derivatives market, growing 44% for that six month period as compared to the prior six month period. The survey stated that at the end of the first half of 2004, notional amounts of credit derivatives grew to approximately $5.44 trillion from approximately $2.69 trillion for the same period in 2003. That increase represented period-over-period growth of over 102%. Research from the British Bankers Association estimates that the global market for credit derivatives as measured by notional amounts will grow to approximately $8.2 trillion by the end of 2006. Credit derivatives are currently traded entirely in over-the-counter transactions, either directly or through inter-dealer brokers and other financial institutions.

        Furthermore, the number of different derivative instruments is growing as companies and financial institutions develop new and innovative derivative instruments to meet industry demands for sophisticated risk management and complex financial arbitrage. In its 2004 annual survey, Risk magazine identified 192 categories of derivatives. Novel derivative instruments often have distinct terms and little or no trading history with which to estimate a price. Markets for new derivative instruments therefore require market intelligence and the services of highly skilled and well-informed brokers and increasingly demand reliable market data and pricing tools.

        An example of a more novel derivative instrument would be wet shipping derivatives, which enable oil companies, ship owners and other users of shipping capacity to better manage volatile shipping costs through the trading of specified time charter and voyage rates for future shipments of liquid freight. Another novel and more complex derivative instrument is a synthetic collateralized debt obligation (referred to as a CDO) tranche, which allows investors to take or offset a defined amount of credit risk on a customized portfolio of credit default swaps set out in an accepted index such as the Dow Jones CDX Investment Grade Index. Synthetic CDO tranches are increasingly used by market participants to execute complex arbitrage trading strategies based on changes in economic conditions and the financial performance of specific issuers of debt and equity securities.

Our Market Opportunity

        We believe the markets for financial instruments, especially the markets for derivative instruments, present us with the following opportunities to provide value to our clients as an inter-dealer broker and provider of market data and analytics products.

        Need for efficient execution in both liquid and less liquid markets.    While the use of execution technology is becoming more common in the inter-dealer brokerage industry, only certain highly liquid and standardized financial instruments may be fully traded electronically in an efficient manner. More complex over-the-counter products, such as derivatives, typically require telephonic brokerage to provide market intelligence to clients and to aid the execution process. We believe that inter-dealer brokers who provide a combination of telephonic and electronic brokerage services are better positioned to meet the particular needs of the markets in which they operate than competitors that cannot offer these combinations of services.

        Need for expertise in the development of new markets.    In order to better support their clients' evolving investment and risk management strategies, our dealer clients create new products, including new derivative instruments. Dealers also modify their trading techniques in order to better support their clients' needs, such as by integrating the trading of derivative instruments with the trading of related underlying or correlated assets. We believe the markets for these new products and trading techniques create an opportunity for those inter-dealer brokers who, through market knowledge and extensive client relationships, are able to identify these opportunities and to focus their brokerage operations appropriately.

        Need for market intelligence.    Inter-dealer brokers with a strong share of the market for a particular financial product are better positioned to provide valuable pricing information than brokers who less frequently serve that market, because of their higher volume of trades and access to more market participants. In less liquid financial markets, including markets for novel and complex financial instruments, market leadership becomes more important because reliable pricing information is scarce. Market participants in these less liquid markets utilize the services of the leading inter-dealer brokers in order to gain access to the most bids and offers for a particular product. Similarly, inter-dealer brokers who have a leading market share can offer superior market data and analytics tools based on their access to the broadest selection of transaction and pricing information.

        Increasing industry consolidation.    Historically, the inter-dealer brokerage industry consisted of a number of small and mid-sized private companies which used traditional telephonic brokerage methods to serve their clients and to compete against each other in various product categories. The industry has begun to consolidate in recent years, in part, due to the increasing importance of technology, including analytics, data, electronic execution and integrated trade processing. Through acquisitions, larger inter-dealer brokers with access to capital have been better positioned to make the investments necessary to supply their clients with this technology. As a result of these trends, smaller inter-dealer brokers may find it harder to compete and several have been acquired by larger inter-dealer brokers with better access to capital. We believe that the continued consolidation of the industry provides an opportunity for inter-dealer brokers with such access to capital, including the currency of a publicly-traded stock, to strategically expand their businesses to better serve evolving client demands.

Our Competitive Strengths

        We believe our principal competitive strengths are the following.

        Leading Position in Key Markets.    We believe that over our seventeen year history, we have successfully created value in our brand that our clients associate with high quality services in the markets on which we focus. Our leadership in these markets, such as the markets for certain credit and equity derivatives, foreign exchange options and commodity products, has been recognized by rankings in industry publications such as Risk magazine, FX Week and Energy Risk magazine. In an annual survey conducted by Risk magazine, we have been named the leading broker in more categories of credit derivatives than any other inter-dealer broker in each of the last six years. In its 2004 annual survey, Risk magazine also named us as a leading broker in numerous currency and equity options markets. The Risk magazine rankings are based on an annual survey of broker-dealers in the various markets covered by the magazine. In addition, our Fenics FX option analysis product is a leading analytic tool in the foreign exchange market. We believe our leading positions in these markets provide us with greater access to market and pricing information in those markets, including a broad selection of proprietary market data that we are able to provide to our clients. We believe our leadership positions in these areas and our well-developed relationships with leading financial institutions also better enables us to identify and exploit market opportunities resulting from the introduction of new or evolving financial instruments in those markets.

        Ability to Identify and Develop High Growth, Less Liquid Markets.    We focus on complex and innovative financial markets where liquidity is harder to achieve and, therefore, our services are more valuable to market participants. We believe these markets offer an opportunity for growth to inter-dealer brokers that move early to foster liquidity. We seek to anticipate the development and growth of markets for evolving, innovative financial products in which we believe we can garner a leading market position and enjoy higher commissions. For example, we entered the credit derivatives market in 1996, at a time when we believed the market showed promise but had only modest activity. According to the British Bankers' Association, the size of the global credit derivatives market was only $180 billion in 1997 (measured by notional amount outstanding). According to ISDA, it has grown to $3.78 trillion in 2003, a compounded annual growth rate of over 66% for that six year period. We believe our familiarity with the needs of such rapidly growing markets and our experience with complex product structures allow us to better serve clients in high-growth, less liquid markets than many of our competitors.

        Hybrid Brokerage Platforms.    Most of the trading in our markets was historically performed over the telephone between individual brokers and clients. However, in an increasing number of the markets in which we participate, telephonic brokerage services are being supplemented by electronic trading systems. While we expect this trend to continue, we believe that the more complex, less liquid markets on which we focus often require significant amounts of personal and attentive service from our brokers. We seek to tailor our use of technology to the trading nuances of each specific market. To the extent we identify a need for it in a market, we offer a hybrid approach to our clients that combines a range of telephonic and electronic trade execution services depending on the needs of the individual markets. For example, our clients may choose between utilizing our GFI CreditMatch electronic trading platform to trade credit derivatives entirely on screen or may execute the same transaction over the telephone through our brokers. We use technology to enhance the service and productivity of our brokers, not as a replacement for their skills. We also believe we add value for clients who trade in the complex financial markets in which we specialize by offering data and analytics products for decision support. We seek to establish data communication and "straight-through-processing" links with our clients' settlement, risk management and compliance operations in order to better serve their needs and to strengthen our relationships with them. Straight-through-processing generally involves the use of technology to automate the processing of financial transactions, from execution to settlement, in order to minimize human error, reduce operational costs and time, and enhance transaction information and reporting. We believe our hybrid brokerage approach provides us with a competitive advantage over competitors who do not offer this technology.

        Quality Data and Analytics Products.    We are one of the few inter-dealer brokers that offers a broad array of data and analytics products to participants in the complex financial markets in which we specialize. Our data products are derived from the trade data compiled from our brokerage services in our key markets. Our analytics products benefit from the reputation of the Fenics brand for reliability, ease of use and independence from any large dealer. Our Fenics tools are used, not only by our traditional brokerage clients, but also by their clients, such as national and regional financial institutions and large corporations worldwide. These products are designed to serve the needs of certain markets for reliable data and trusted analytics tools. We believe that our ability to offer these products helps to support our leadership in our key markets.

        Experienced Senior Management and Skilled Brokers and Technology Developers.    We have a senior management team that is experienced in identifying and exploiting markets for evolving, innovative financial instruments. We also employ over 460 skilled and specialized brokers, many of whom have extensive product and industry experience. Working with our senior management, our brokers have shown an ability to identify future trading markets and take advantage of opportunities they may present. Although the competition for brokers is intense, we have historically experienced low broker turnover, and have been able to effectively hire new brokers and establish new brokerage desks in areas in which we seek to expand our operations. In addition, our technology developers are experienced at developing commercial quality software that is tailored to the needs of the markets in which we focus. We believe that the combination of our experienced senior management and skilled brokers and technology developers gives us a competitive advantage in executing our business strategy.

        Diverse Product and Service Offerings.    We offer our products and services in a diverse array of financial markets and geographic regions. Historically, the markets on which we focus have volume and revenue cycles that are relatively distinct from each other and have generally not been correlated to movements in the equity markets. In addition, our decision support products, including our analytical tools and market data, give us an opportunity to leverage and expand our client base, providing revenue sources beyond our traditional brokerage clients. We believe our diverse product and service offerings provide us with a competitive advantage over many of our competitors that may have more limited product and servicing offerings and, therefore, may be more susceptible to downturns in a particular market or geographic region.

Our Strategy

        We intend to continue to grow our business by being a leading provider of brokerage services and data and analytics to the markets on which we focus. We intend to employ the following strategies to achieve our goals.

        Maintain and enhance our leading positions in key markets.    We intend to maintain our position as a leading provider of brokerage services and data and analytics products to the markets on which we focus. We plan to continue leveraging the market strength and brand recognition that we have developed for a range of derivative instruments and underlying securities in the credit, financial, equity and commodity markets. We will also continue deploying our specialized brokers in higher-margin product areas and improve their productivity through technological innovation. We intend to continue offering our quality data and analytics products in more complex products requiring reliable decision- support tools. Through these means, we seek to enhance our services in existing markets and deepen long-standing relationships with our global institutional clients.

        Continue to expand through hiring new brokers and identifying and developing less liquid, high-growth markets. We opened 16 new brokerage desks in 2003, 14 new brokerage desks in 2002 and 17 new brokerage desks in 2001. Many of these brokerage desks cover the less liquid, high-growth markets in which we specialize or cover markets that are complementary to those markets. Combined, the revenue of brokerage desks opened since the beginning of 2001 contributed 27.6% to our total revenues for the year ended December 31, 2003. We have opened 27 new brokerage desks in the nine months ended September 30, 2004. In the past, we have primarily established these new brokerage desks through the strategic redeployment of existing brokers from other brokerage desks and the selective hiring of new brokers. Individual brokerage desks are separately tracked and monitored in an effort to drive performance. We will continue to focus on identifying high growth markets where liquidity is more valuable and that provide us with an early-mover opportunity. We also intend to continue expanding geographically, especially in the Asia-Pacific markets, where we believe there are opportunities to increase our revenues.

        Continue to pursue diverse revenue opportunities.    We offer our products and services in a diverse array of financial markets and geographic regions, which we believe can lessen the impact to us of a downturn in any particular market or geographic region. We intend to continue managing our business with the goal of maintaining the diversity of our revenues. On a geographic basis, approximately 54% of our total revenues for the year ended December 31, 2003 and 50% of our total revenues for the nine months ended September 30, 2004 were generated by our U.K. operations, 38% and 44%, respectively, were generated by our U.S. operations and 8% and 6%, respectively, were generated by our operations in the Asia-Pacific region. Additionally, for the year ended December 31, 2003 and for the nine months ended September 30, 2004, no one customer accounted for more than approximately 8% and 7% of our total revenues, respectively, from all products, services and regions, and our largest brokerage desk accounted for less than 10% of each period's total revenues.

        Strategically expand our operations through business acquisitions.    Historically, the inter-dealer brokerage industry was fragmented and concentrated mainly on the national or regional marketplace. Over time, however, the industry has experienced increasing consolidation as larger inter-dealer brokers have sought to enhance their brokerage services and offset client commission pressure in maturing product categories by acquiring smaller competitors that specialize in specific product markets. We plan to selectively seek opportunities to expand our brokerage services into new or existing product areas through the acquisition of complementary businesses. By increasing our product offerings, we can increase the number of points of contact with our institutional clients which we believe will further institutionalize our client relationships and strengthen the GFI brand.

        Leverage infrastructure and technology to improve margins.    Although we will continue to invest in our operational capabilities and technology, we believe that we are now well-positioned to leverage our operations and technology to create cost efficiencies and improve margins. Moreover, we will continue to offer our quality data and analytics products and, where possible, install "straight-through-processing" links with our clients' settlement, risk management and compliance operations, in order to better serve their needs and to provide us with additional opportunities to increase our revenue. We will also seek to further expand our pre-tax margins through management of the cost of our operations and the selective application of technology to improve broker productivity.

Product Specialization

        Our brokerage operations focus on a wide variety of credit, financial, equity and commodity instruments around the world. Within these broad categories we operated 95 brokerage desks as of September 30, 2004 that cover financial markets and products in various geographic areas.

        Within these markets, we focus on the more complex, less liquid markets for sophisticated financial instruments, primarily over-the-counter derivatives. Over-the-counter derivatives are generally structured as forwards, swaps or options. A forward is an agreement between two parties to exchange an asset or cash flows at a specified future date at a price agreed on the trade date. A swap is an agreement between two parties to exchange cash flows or other assets or liabilities at specified payment dates during the agreed-upon life of the contract. An option is an agreement that gives the buyer the right, but not the obligation, to buy or sell a specified amount of an underlying asset at an agreed upon price on, or until, the expiration of the contract. We also support and enhance our brokerage operations by offering several data and analytics products to our clients.

        Credit Products.    We provide brokerage services in a broad range of credit derivative and fixed income instruments. The most common credit derivative, a credit default swap, was developed by global banks during the early 1990s. A credit default swap is essentially like an insurance contract, in which the insured party pays a periodic premium until the contract expires or a credit event occurs. In return for this premium, the contract seller makes a payment to the buyer if there is a credit default or other specified credit event with respect to the issuer of the underlying credit instrument referenced in the credit default swap. The credit default swap market has evolved in the last two years from trading simple single-entity credit default swaps to a range of customized product structures and index products, allowing investors greater flexibility in tailoring credit positions that correspond to their desired risk level.

        Each of our offices in New York, London, Sydney and Hong Kong provides brokerage services in a broad range of credit derivative products, including single-entity credit default swaps, emerging market credit default swaps, credit indices, options on single-entity credit default swaps, options on credit indices and credit index tranches. We also provide brokerage services in markets for a range of non-derivative credit instruments, such as investment grade corporate bonds, high yield corporate bonds, emerging market Eurobonds, bank capital preferred shares, asset-backed bonds and floating rate notes. We have recently expanded our services in New York and London to better accommodate clients that engage in trading strategies that combine credit default swaps with convertible bonds and equity derivatives on securities of a single issuer or basket of issuers. This expansion allows us increasingly to compile data on a single issuer from each of the bond, equity and credit derivative markets and to provide investors with analytical insight into a single issuer or related issuers. We support our credit brokerage with GFI CreditMatch®, an electronic trading system that provides trading, trade processing and straight-through-processing functionality to our clients. Consistent with our hybrid brokerage model, clients may choose between utilizing GFI CreditMatch to trade credit derivatives entirely on screen or executing the same transaction over the telephone through our brokers.

        Financial Products.    We provide brokerage services in a range of financial instruments, including foreign exchange options, "exotic" options, which include non-standard options on baskets of foreign currencies, forward contracts and non-deliverable forward contracts, which are forward contracts that do not require physical delivery of the underlying asset, and interest rate swaps. For these products, we offer experienced telephone brokerage in our New York, London, Singapore and Sydney offices, augmented in select markets with our GFI FX Trading System, a browser-based electronic trading platform. We also offer a straight-through-processing capability that automatically reports completed telephonic and electronic transactions directly to our clients' position-keeping systems and provides position updates. This processing capability covers all currency option trades executed through many of our worldwide brokerage desks. In Asia, we recently expanded our brokerage services to cover regional currency derivative products. Our New York office focuses on providing brokerage services for foreign exchange option trading among the U.S. Dollar, the Japanese Yen and the Euro, which are referred to as the G3 currencies, and the Canadian markets as well as foreign exchange options, forward contracts and non-deliverable forward contracts and interest rate swaps for certain Latin America currencies. Our London office also covers foreign exchange option trading in the G3 currencies along with nearly all European cross currencies, including Eastern Europe and Russia, in which we provide brokerage services for forwards and non-deliverable forwards. Our brokers in Singapore and Sydney provide brokerage services for all pan-Asian currency pairs for foreign exchange options, along with forwards and non-deliverable forwards in emerging markets such as South Africa.

        Equity Products.    We provide brokerage services in a range of equity products, including U.S. domestic equity, international equity, equity derivatives and Global Depositary Receipts and American Depositary Receipt stocks. For these products, we offer telephonic brokerage services from our brokerage desks in London, Hong Kong and New York and, where appropriate, our electronic screen-based trading systems. Through our various offices we broker trades in the over-the-counter market as well as certain exchange traded securities. Our London office provides brokerage services in equity index options, single stock options, global depository receipts, Pan-European equities and Japanese equity derivatives. From our Hong Kong office, we offer brokerage services in Japanese equity derivatives and convertible securities. In its 2003 annual survey, AsiaRisk magazine named us as the "preferred broker" for Japanese equity convertibles. Our New York office provides brokerage services in single stock cash equities, single stock options, index options, sector options, equity default swaps, variance swaps, total return swaps and American depositary receipts.

        Commodity Products.    We provide brokerage services in a wide range of commodity products, including electricity, wet freight derivatives, precious metals, coal, natural gas, weather derivatives and pulp and paper. Wet freight derivatives allow oil companies, ship owners and other users of wet freight cargo capacity to better manage volatile shipping costs for their products by effectively locking in the cost of shipping future product. Through a joint venture, we offer hybrid telephonic and electronic brokerage of wet freight derivatives. Weather derivatives allow utilities, agri-businesses and other weather-affected businesses to better manage risks associated with changes in weather patterns. For example, a utility may purchase a weather derivative in order to guard against the risk that unseasonably cool summer weather will result in lower energy consumption by its clients. We have extensive experience brokering both cash-based and derivative instruments in energy products such as electricity, natural gas and weather derivatives. Our London office provides brokerage services in energy products, including natural gas, coal and electricity in most European national markets, such as the United Kingdom, France and Germany. In London, our telephonic brokerage capabilities are augmented with electronic brokerage capabilities that enable our clients to trade electricity, wet freight derivatives and coal transactions on the GFI Energy trading system or on a trading system we license from a third party. From our New York office, we provide brokerage services in natural gas and in numerous U.S. regional electricity markets.

        We further provide both telephonic and electronic brokerage in pulp, recycled, printing, writing and packaging paper products, including a full range of derivative instruments for such products, such as physical forwards, financial swaps, options, caps, floors and collars. From our brokerage desks in New York, London and Sydney, we also serve the global precious metals markets with brokerage in spot, forward, swap and options contracts focusing on gold, silver, platinum and palladium.

        Data and Analytics.    In selected markets, we offer market data and analytics products that are used to build pricing models, develop trading strategies as well as manage, price and revalue derivative portfolios. These products are sold on a subscription basis through a dedicated sales team. We believe that offering these products builds client loyalty and expands our profile in these markets while generating additional revenue.

        We offer market data in the following product areas: foreign exchange options, credit derivatives, European repurchase agreements, emerging market bonds, European energy and North American energy. We make our data available through a number of channels including streaming web portals, file transfer protocol downloads, Fenics analytical tools and data vendors. Revenue from market data services consists of up-front license fees and monthly subscription fees and individual large database sales. In addition, we have data distribution relationships with Reuters, Telerate and Bloomberg who license our data for distribution to their global user bases.

        We currently offer our Fenics analytics products in the foreign exchange option, precious metals, credit derivative and energy derivative markets. Fenics FX is a leading foreign exchange option analysis tool that was licensed for use at more than 490 sites globally as of September 30, 2004. Fenics FX provides an array of tools, math models and independent market data that permits clients to quickly and accurately price and revalue both standard and exotic foreign exchange options. Fenics FX can also be integrated with most aspects of a client's trading infrastructure, and allows clients to control, monitor and more effectively oversee each stage of foreign exchange option trading. We also offer Fenics Credit, a tool for pricing and managing credit derivatives. Fenics Credit was developed in partnership with independent academics Dr. John Hull and Dr. Alan White of the University of Toronto. Fenics Credit allows clients to price and manage credit default swaps, credit options and baskets of credit derivatives. Fenics Energy is an advanced option pricing and risk analysis tool for the over-the-counter electricity and gas markets which allows users to price a broad range of option contracts. We offer our clients a selection of post-trade products and services. Our Fenics analytics products provide position keeping and tracking in foreign exchange, precious metals, credit and energy transactions. Our data products are increasingly used for portfolio revaluation and mark-to-market functions as the independence and quality of our trade prices assist users to meet new accounting regulations.

Clients

        The dealers that are our principal brokerage clients are many of the leading financial institutions in the world, including: Bear Stearns, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS. Our clients also include institutional investors, large corporations, insurance companies and large hedge funds. We maintain a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the market and counterparty risk from our matched principal and agency businesses. Our brokers may only execute transactions for clients that have been approved through the credit department. Our credit approval process generally includes verification of key financial information and operating data and anti-money laundering verification checks. Our credit review process includes consideration of independent credit agency reports and a visit to the entity's premises, if necessary. We have developed and utilize a proprietary, electronic credit monitoring system.

        Credit approval is granted by our credit committee, which is comprised of senior management and representatives from our compliance, finance and legal departments. Credit approval is granted subject to certain trading limits and may be subject to additional conditions, such as the receipt of collateral or other credit support. Counterparties are reviewed for continued credit approval on at least an annual basis, and the results are provided to the credit committee. Maintenance procedures include reviewing current audited financial statements and publicly available information on the client, collecting data from credit rating agencies where available and reviewing any changes in ownership, title or capital of the client. In the last five years, we have had no material losses due to the nonpayment of commissions receivable.

Sales and Marketing

        In order to promote new and existing brokerage, data and analytics software services, we utilize our own marketing and public relations expertise and implement selective advertising and media campaigns. We participate in numerous trade-shows to reach potential brokerage, data and technology clients. We also utilize speaking opportunities to position key brokers and specialists as market experts and help promote our core products and services. Additionally, we market our brokerage services through the direct interaction of our brokers with their clients. This direct interaction also permits our brokers to discuss new product and market developments with our clients. Our data and analytics products are actively marketed through a dedicated sales and support team. As of September 30, 2004, we employed 38 sales, marketing and customer support professionals, consisting of 24 sales employees and executives, 3 marketing employees and 11 customer support employees. Our sales force calls on a broad range of clients including traders, risk managers, sales staff, analysts and e-commerce specialists at banks, hedge funds, fund managers, insurance companies and treasurers in large corporations.

        We have found that our close proximity to our markets as an inter-dealer broker supports our capabilities as a developer and vendor of related market data and analytics products. We believe that our market position enables us to respond to market trends and discover, develop and launch new services in the rapidly evolving derivatives industry.

Technology

        Brokerage Technology.    We employ a technology development philosophy that emphasizes state-of-the-art technology with cost efficiency in both our electronic brokerage systems and data and analytics products. We take a flexible approach by developing in-house, purchasing or leasing technology products and services and by outsourcing support and maintenance to manage technology expense more effectively. For each market in which we operate, we seek to provide the optimal mix of electronic and telephonic brokerage.

        In order to facilitate both electronic and telephonic brokerage, we seek to adopt trading systems based on the following criteria: functionality, connectivity, performance, scalability, security and stability. In some of our markets we offer interactive real-time trading systems that allow clients to view and maintain their orders directly at their workstations without direct contact with our brokers.

        We offer our products and services through a global communications network that is designed to ensure secure, reliable and timely access to the most current market information. We provide our clients with a variety of means to connect to our brokers and trading systems, including dedicated point-to-point data lines, virtual private networks and the Internet.

        We are working with a small but increasing number of our clients to implement straight-through-processing between our trading systems and the systems used by our clients to record, report and store transaction data. These efforts seek to automate large parts of the trade reporting and settlement process reducing errors, risks and costs traditionally associated with post-trade activities.

        Market Data and Analytics Products Technology.    Our market data and analytics products are developed internally using advanced development methodologies and computer languages. Through years of developing Fenics products, our in-house software development team is experienced in creating simple, intuitive software for use with complex derivative instruments.

        Support and Development.    At September 30, 2004, we employed a team of 115 computer, telecommunication, network, database, client support, quality assurance and software development specialists. The activities of our development staff are split approximately evenly between infrastructure support services and software development. We devote substantial resources to the continuous development and support of our electronic brokerage capabilities, the introduction of new products and services to our clients and the training of our employees. Our software development capabilities allow us to be flexible in our decisions to either purchase or license technology from third parties or to develop it internally.

        Disaster Recovery.    We have contingency plans in place to protect against major carrier failures, disruption in external services (market data and internet service providers), server failures and power outages. All services are connected via redundant and diverse circuits and, where possible, site diversity is implemented. Production applications are implemented with a primary and back-up server, and all data centers have uninterruptible power source and generator back-up power. Our servers are backed-up daily, and back-up tapes are sent off-site weekly.

Intellectual Property

        We seek to protect our internally developed and purchased intellectual property through a combination of patent, copyright, trademark, trade secret, contract and fair business practice laws. Where appropriate, we also license software and technology that is protected by intellectual property rights belonging to third parties.

        Our proprietary technology, including our Fenics software, is generally licensed to clients under written license agreements. Although clients who license the Fenics Software Developers Kit are able to customize the Fenics application, the source code for the Fenics products is typically not provided to clients.

        We pursue registration of some of our trademarks in the United States and in other countries. "GFI Group", "Fenics" and "GFI CreditMatch" are registered trademarks in the United States and/or numerous overseas jurisdictions. We have also applied for registration of various other trademarks, including multiple derivations of the "GFI Group" and "GFInet" names.

        We have applied for several patents related to our products and services. We believe that no single patent or group of patents will be of material importance to our business as a whole.

Competition

        Competition in the inter-dealer brokerage industry is intense. Our primary competitors with respect to our brokerage services are currently other inter-dealer brokers and trading consortia and exchanges. Our primary competitors for our data and analytics products are currently other data and technology vendors and other inter-dealer brokers.

        Inter-Dealer Brokers.    The current size of the wholesale brokerage market is difficult to estimate as there is little formal external data on the industry, and many participants are private companies. However, we believe there are four major, diversified inter-dealer brokers with which we compete. These are ICAP plc, the Tullet Liberty division of Collins Stewart Tullet plc, Tradition Financial Services (a subsidiary of Viel & Cie) and Cantor Fitzgerald and its publicly traded subsidiary, eSpeed, Inc. Collins Stewart recently acquired the inter-dealer broker, Prebon Group Limited. Cantor Fitzgerald recently split its business operations to place its voice brokerage operations in a private partnership called BGC Partners. Other inter-dealer broker competitors include a number of smaller firms that tend to specialize in specific product areas and a few trading platforms for specific products organized by consortia of major dealers.

        Consortia and Exchanges.    The internet boom resulted in the establishment of many electronic brokerage start-ups. Only a limited number of these firms, with either backing from groups that have organized themselves as a consortia or from one or more inter-dealer brokers, have survived. Major financial institutions have formed consortia in the past and may form additional consortia in the future, which may compete directly with us. In addition, in the future it is possible that our dealer clients will seek to reduce their trading costs by trading directly with each other rather than using the services of an inter-dealer broker.

        Certain derivatives exchanges allow participants to trade standardized futures and options contracts. Major derivative exchanges include the Chicago Mercantile Exchange, the Chicago Board of Trade, The Chicago Board of Options, Eurex and Euronext.liffe. Exchange-traded products, unlike the over-the-counter products we focus on, typically contain more standardized terms, are more commoditized, and are typically traded in contracts representing smaller notional amounts. Recently, several exchanges have entered into agreements with some inter-dealer brokers to clear over-the-counter products. We believe that exchanges will continue to seek to leverage their platforms and attempt to grow by introducing products designed to compete with certain of the products inter-dealer brokers provide brokerage services for the over-the-counter marketplace.

        Data and Analytics.    Several large market data and information providers compete for a presence on virtually every trading desk in our industry. Some of these entities currently offer varying forms of electronic trading of the types of financial instruments in which we specialize. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. In addition, these entities are currently competitors to, and in some cases clients of, our data and analytical services. Further, we face competition for certain sales of our data products from data vendors formed as a consortium of major financial institutions.

Regulation

        Certain of our subsidiaries, in the ordinary course of their business, are subject to extensive regulation by government and self-regulatory organizations both in the U.S. and abroad. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets. These regulations are designed primarily to protect the interests of the investing public generally and thus cannot be expected to protect or further the interests of our company or our stockholders and may have the effect of limiting or curtailing our activities, including activities that might be profitable.

        U.S. Regulation and Certain Clearing Arrangements.    GFI Securities LLC, one of our subsidiaries, is registered as a broker-dealer with the SEC and the State of New York, and is a member of the NASD. Broker-dealers are subject to regulations and industry standards of practice that cover many aspects of their business, including initial licensing requirements, sales and trading practices, safekeeping of clients' funds and securities, capital structure, record keeping, supervision and the conduct of affiliated persons, including directors, officers and employees. GFI Securities LLC also operates an electronic trading system that is regulated pursuant to Regulation ATS under the Securities Act.

        We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. The SEC, the NASD and other governmental regulatory authorities (including state securities commissions) and self-regulatory organizations that supervise and regulate us generally have broad oversight and enforcement powers. If we fail to remain in compliance with laws, rules and industry standards of practice, we could face investigations and judicial or administrative proceedings that may result in substantial fines. Alternatively, or in addition to being fined, our regulators could institute administrative proceedings that can result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker-dealer and its affiliated persons, officers or employees or other similar consequences.

        In addition, the businesses that GFI Securities LLC may conduct are limited by its membership agreement with the NASD. The membership agreement may be amended by application to include additional businesses. This application process is time-consuming and may not be successful. As a result, GFI Securities LLC may be prevented from entering new businesses that may be profitable in a timely manner, or at all.

        As a member of the NASD, GFI Securities LLC is subject to certain regulations regarding changes in control of its ownership. NASD Rule 1017 generally provides that NASD approval must be obtained in connection with any transaction resulting in a change in control of a member firm. The NASD defines control as ownership of 25% or more of the firm's equity by a single entity or person and would include a change in control of a parent company. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by the NASD.

        Four brokerage desks at one of our subsidiaries have experienced issues relating to reporting trades to the NASD on a timely basis, which is required by NASD rules. In April 2004, this subsidiary was fined $20,000 for issues relating to late reporting of trades in 2002. In addition, this subsidiary has been fined a total of $30,000 on two other occasions during the past two years for similar issues in prior periods. This subsidiary is currently being examined by the NASD for similar issues relating to trade reporting for two periods subsequent to 2002. Since its last examination, and after discussion with the NASD, this subsidiary has taken steps designed to improve its ability to report trades in a timely manner. While we believe that these efforts will be effective and diminish or eliminate this problem, we cannot make any assurance that our efforts will be effective. In connection with its current examinations, the NASD may seek to impose further fines on us or seek to take other corrective action.

        GFI Securities LLC is also an introducing broker with the National Futures Association, which we refer to as the NFA, and the Commodity Futures Trading Commission, which we refer to as the CFTC. The NFA and CFTC require their members to fulfill certain obligations, including the filing of quarterly and annual financial reports. Failure to fulfill these obligations in a timely manner can result in disciplinary action against the firm.

        The SEC, NASD, CFTC and various other regulatory agencies within and outside of the United States have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer's capital is net worth plus qualified subordinated debt less deductions for certain types of assets. The Net Capital Rule under the Securities

Exchange Act of 1934 requires that at least a minimum part of a broker-dealer's assets be maintained in a relatively liquid form.

        If these net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, our operations that require the intensive use of capital would be limited. A large operating loss or charge against our net capital could adversely affect our ability to expand or even maintain these current levels of business, which could have a material adverse effect on our business and financial condition.

        The SEC and the NASD impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm's liquidation. Additionally, the Net Capital Rule and certain NASD rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and the NASD for certain capital withdrawals.

        All of our subsidiaries that are subject to net capital rules have been, and currently are, in compliance with those rules and have net capital in excess of the minimum requirements. We do not believe that we are currently subject to any regulatory inquiries that, if decided adversely, would have any material adverse effect on us and our subsidiaries taken as a whole.

        GFI Securities LLC is also a member of the Mortgage-Backed Securities Clearing Corporation, which we refer to as the MBSCC, for the purpose of clearing certain mortgage-backed securities. This membership requires GFI Securities LLC to maintain minimum net capital of $5.0 million in excess of the minimum amount prescribed in its membership agreement, including a minimum deposit with the MBSCC of $250,000.

        We maintain clearing arrangements with selected financial institutions in order to settle our matched principal transactions and maintain deposits with such institutions in support of those arrangements.

        Foreign Regulation and Certain Clearing Arrangements.    Our overseas businesses are also subject to extensive regulation by various foreign governments and regulatory bodies. In the United Kingdom, the FSA regulates our subsidiaries, GFI Brokers Limited, GFI Securities Limited and GFInet U.K. Limited. The regulatory framework applicable to the U.K. subsidiaries is extensive and broadly similar to that described above for our U.S. regulated subsidiaries.

        As with those U.S. subsidiaries subject to NASD rules, the ability of our regulated U.K. subsidiaries to pay dividends or make capital distributions may be impaired due to applicable capital requirements. Our regulated U.K. subsidiaries are subject to "consolidated" regulation, in addition to being subject to regulation on a legal entity basis. Consolidated regulation impacts the regulated entity and its parent holding companies in the U.K, including the regulated entity's ability to pay dividends or distribute capital.

        Our regulated U.K. subsidiaries are also subject to regulations regarding changes in control similar to those described above for GFI Securities LLC. Under FSA rules, regulated entities must obtain prior approval for any transaction resulting in a change in control of a regulated entity. Under applicable FSA rules, control is broadly defined as a 10% interest in the regulated entity or its parent or otherwise exercising significant influence over the management of the regulated entity. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by the FSA.

        GFI Securities Limited is a member of Euroclear for the purpose of clearing certain debt and equity transactions. This membership requires GFI Securities Limited to maintain a minimum amount of net capital depending on the unsettled amounts of such transactions.

        In Hong Kong, the SFC regulates our subsidiary, GFI (HK) Securities LLC, as a Securities Dealer. The compliance requirements of the SFC include, among other things, net capital requirements (known as the Financial Resources Rule) and stockholders' equity requirements. The SFC regulates the activities of the officers, directors, employees and other persons affiliated with GFI (HK) Securities LLC and requires the registration of such persons.

        In Singapore, the MAS regulates our subsidiary GFI Group PTE Ltd. The compliance requirements of the MAS include, among other things, maintaining stockholders' equity of 3 million Singapore dollars and monitoring GFI Group PTE Ltd.'s trading practices and business activities. The MAS regulates the activities of certain of the officers and employees of GFI Group PTE Ltd, and requires regular reports of our financial condition.

        All of our subsidiaries that are subject to foreign net capital rules have been, and currently are, in compliance with those rules and have net capital in excess of the minimum requirements. We do not believe that we are currently subject to any foreign regulatory inquiries that, if decided adversely, would have any material adverse effect on us and our subsidiaries taken as a whole.

        Changes in Existing Laws and Rules.    Additional legislation and regulations, changes in rules promulgated by the government, regulatory bodies or clearing organizations described above or changes in the interpretation or enforcement of laws and regulations may directly affect the manner of our operation, our net capital requirements or our profitability. In addition, any expansion of our activities into new areas may subject us to additional regulatory requirements that could adversely affect our business, reputation and results of operations.

Employees

        At September 30, 2004, we employed 809 people. Of these, 509 are brokerage personnel (consisting of brokers, trainees and clerks), 115 are technology and telecommunications specialists and 38 comprise our analytics sales, marketing and customer support professionals. Approximately 48% of our employees are based in New York, 42% are based in London and the remaining 10% are based in Asia-Pacific. None of our employees are represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruption of operations due to labor disagreements.

Facilities

        Our executive headquarters are located at 100 Wall Street, New York, New York 10005, where we occupy approximately 62,000 square feet of leased space, pursuant to a lease between GFI and Reckson Associates Realty Corp. that expires on September 30, 2013. Jersey Partners is also liable for our obligations under this lease. We expect to enter into an agreement to lease an additional floor at 100 Wall Street which will provide us with additional space for expansion. Our U.K. offices are in two locations in London: 9 Hewett Street, EC2 and 25 Christopher Street, EC2, where we occupy approximately 19,000 square feet and 5,400 square feet, respectively. 9 Hewett Street is owned by GFI Brokers (Channel Islands) Limited, a wholly owned subsidiary of Jersey Partners, with whom we are parties to a lease that expires on March 25, 2016. We occupy the Christopher Street premises pursuant to a lease between us and Meritcape Limited that expires on February 14, 2013. In connection with our acquisition of Fenics, we became party to a lease with 30 Broad Street Associates for office space in lower Manhattan. We also lease office space in Hong Kong, Singapore and Sydney to support our brokerage operations.

        We are currently exploring new lease opportunities in the U.K. with the goals of combining the operations at our Hewett Street and Christopher Street offices into a single location and providing us with flexibility for future expansion as the need arises. There can be no assurance that we will be able to obtain a new lease on satisfactory terms. Based on current market conditions, we expect that any new lease in the U.K. would result in increased rent and occupancy expense. Further, any new facility would require us to incur moving expenses and increased capital expenditures which could be material to our results of operations in the period of the move. In anticipation of entering into a new lease in the U.K., we have agreed to terminate our lease with GFI Brokers (Channel Islands) Limited effective September 2005 and to make certain termination and other payments to it in connection with such termination aggregating approximately 1.5 to 2.0 million British Pounds payable upon such termination. After giving effect to the facility expansions described above, we believe our facilities will be adequate for our operations for the next twelve months.

Our Reorganization

        The business that is now GFI was originally formed in 1987 by a group of brokers led by our chief executive officer and founder, Michael Gooch. Until our Reorganization, Jersey Partners, doing business as GFI, was the holding company for the GFI entities. GFI Group Inc. was incorporated under the laws of the State of Delaware in August of 2001 for the primary purpose of acting as a holding company for the GFI entities as part of a planned Reorganization of GFI's then-existing corporate structure. In November 2001, GFI and its stockholders completed the Reorganization. Prior to the completion of the Reorganization, GFI Group LLC, which we refer to as GFI LLC, was a wholly-owned subsidiary of Jersey Partners and GFInet inc., which we refer to as GFInet, was a majority-owned subsidiary of Jersey Partners. As part of the Reorganization:

  •
  Jersey Partners contributed 99% of its membership interests in GFI LLC to GFI Group Inc. in exchange for 5.3 million shares of GFI Group Inc.'s Class A Common Stock and the remaining 1% interest of Jersey Partners in GFI LLC was redeemed and reissued to GFInet;

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  GFInet was merged into a wholly-owned subsidiary of GFI Group Inc. with GFInet remaining as the surviving company;

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  the common stockholders of GFInet surrendered all of their shares of GFInet common stock in exchange for an equivalent number of shares of GFI Group Inc.'s Class B Common Stock;

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  the preferred stockholders of GFInet surrendered all of their shares of GFInet's convertible preferred stock for an equivalent number of shares of GFI Group Inc.'s convertible preferred stock; and

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  all outstanding options and warrants to purchase GFInet's common stock became options or warrants to purchase GFI Group Inc.'s Class B Common Stock on the same terms.

Subsequent to the Reorganization, GFI Group Inc. contributed 98% of its membership interests in GFI LLC to GFInet.

        Immediately upon completion of the Reorganization, Jersey Partners owned approximately 74.2% of the equity of GFI Group Inc., prior to dilution for outstanding options and warrants and the subsequent issuance of our Series C Preferred Stock. Set forth below is a chart that shows the relationship of the companies involved in the Reorganization before and after the Reorganization and their approximate ownership percentages (prior to dilution for outstanding options and warrants and the subsequent issuance of our Series C Preferred Stock). All of our regulated and non-regulated subsidiaries are owned directly or indirectly by GFInet and GFI LLC.

Corporate Structure—Pre Reorganization

Corporate Structure—Post Reorganization

Legal Proceedings

        In the last several years, we have been party to, or otherwise involved in, litigations, claims and arbitrations in the U.S. and U.K. These proceedings have generally involved either competitor claims in connection with new employee hires, or claims from former employees in connection with the termination of their employment from us. We are currently involved in several litigations and arbitrations with our competitors and former employees in the U.S. and the U.K.

        We believe proceedings of this type are common in the inter-dealer brokerage industry due to its highly competitive nature. We believe that damages, if any, resulting from such proceedings will not, in the aggregate, have a material adverse effect on our financial condition, but may be material to our operating results for any particular period. Although there is a potential for client claims alleging the occurrence of errors in the handling of trades, we have not been involved in any such proceedings in recent years.

MANAGEMENT

Directors, Executive Officers and Key Employees

        Our directors, executive officers and key employees and their ages as of December 31, 2004 are as follows:

Name	Age	Position(s)
Michael Gooch(1)	46	Chairman of the Board and Chief Executive Officer
Colin Heffron	41	President and Director
Donald P. Fewer	41	Senior Managing Director — Head of North America and Director
Stephen McMillan	41	Senior Managing Director — Head of Europe and Director
Jurgen Breuer	39	Senior Managing Director — Head of Asia
James A. Peers	54	Chief Financial Officer
Russell Lewis	45	Chief Information Officer
J. Christopher Giancarlo	45	Executive Vice President — Corporate Development
Michel Everaert	36	Global Head of Product Marketing
Scott Pintoff	33	General Counsel and Corporate Secretary
Ron Levi	43	Managing Director — Europe
Sheena Griffiths	41	Global Human Resources Director
Geoffrey Kalish(2)	41	Director
Christopher Pike(2)	35	Director
Robert Taylor(1)	47	Director
John W. Ward(1)	61	Director

(1)
Current member of the compensation committee

(2)
Current member of the audit committee

        Michael Gooch, Chairman of the Board and Chief Executive Officer, has been our Chairman and Chief Executive Officer since he founded our business in 1987. Prior to founding our company, Mr. Gooch worked for Citibank, Refco Group, Bierbaum Martin, Harlow Meyer Savage and Tullet & Tokyo Forex. Mr. Gooch is also the President and majority shareholder of Jersey Partners, the majority stockholder of our company.

        Colin Heffron, President and Director, has been our President since February 2004 and is responsible for all of our brokerage, data and analytics businesses. Mr. Heffron joined our company in our New York office in 1988 as a broker of foreign currency options before moving to London to assist in the establishment of our London office. From 1991 until 1994, Mr. Heffron headed our global currency options business. From 1994 until 1997, Mr. Heffron ran the day-to-day operations of all of our European businesses. From 1998 until February 2004, Mr. Heffron was head of all of our operations in Europe and joint-head of Asian operations. Mr. Heffron has been a director since our Reorganization in November 2001.

        Donald P. Fewer, Senior Managing Director — Head of North America and Director, has been our head of North American brokerage operations since June 2000. Mr. Fewer joined our company in 1996 to establish our company's global credit derivatives brokerage services. Prior to joining our company, Mr. Fewer was a Senior Vice President in the structured products group at Garvin Guy Butler Corp. Mr. Fewer was previously a Senior Vice President at Prebon-Yamane (U.S.A.) Inc., where he headed the firm's treasury group, responsible for all non-trading floor operations, and was a member of its North American Executive Committee. Mr. Fewer has been a director since our Reorganization in November 2001.

        Stephen McMillan, Senior Managing Director — Head of Europe and Director, is head of European Brokerage and our data and analytics business. Mr. McMillan joined our company in April 2000 as our Global Chief Operating Officer prior to being appointed to his current position in February 2004. Prior to joining our company, he was CEO of Garban Europe Ltd. from 1997 until 1999 and an Executive Board member of Garban PLC, now ICAP PLC. From 1991 until 1997, Mr. McMillan was Managing Director and Director of Garban Europe Ltd. From 1987 until 1990, he was a Director of Cantor Fitzgerald's securities business in London and prior to that he worked for KPMG in the United Kingdom and Australia. Mr. McMillan has been a director since our Reorganization in November 2001.

        Jurgen Breuer, Senior Managing Director — Head of Asia, is head of Asian Brokerage. Mr. Breuer joined our company in January 1998. Prior to his appointment to his current position in January 2004, Mr. Breuer managed our company's European repo and freight derivatives business in London. Prior to joining our company, Mr. Breuer held trading positions with Oppenheim, Société Generale and Citibank.

        James A. Peers, Chief Financial Officer, joined our company in August 2002. Prior to joining our company, Mr. Peers was a Senior Vice President at Bank One in Chicago from 1999 to 2001 where he held various positions, including Corporate Controller. He also was the CFO for Rabobank International in New York and a Senior Vice President — Corporate Development for Canadian Imperial Bank of Commerce in New York. Mr. Peers is a Certified Public Accountant and Chartered Accountant and was a partner at Ernst & Young where he spent 18 years working in the Toronto and Chicago offices mainly with financial institutional clients.

        Russell Lewis, Chief Information Officer, joined our company in November 2000. Prior to joining our company, Mr. Lewis was Chief Operating Officer at Internet Trading Technologies, a vendor of internet-based trading systems from 1999 to 2000. Prior to Internet Trading Technologies, Mr. Lewis was Chief Information Officer at Jefferies & Company and a Vice President at Salomon Brothers Inc.

        J. Christopher Giancarlo, Executive Vice President, Corporate Development, joined our company in April 2001 following our acquisition of Fenics, where he structured strategic alliances with major investment banks. Prior to joining Fenics in 2000, Mr. Giancarlo was a corporate partner in the New York law firm of Brown Raysman Millstein Felder & Steiner, LLP from 1997 to 2000.

        Michel Everaert, Global Head of Product Marketing, joined our company in May 2000. Prior to joining GFI, he was Senior Sales Manager for Investment Banking Services at Logica PLC from November 1998 to April 2000 and prior to that position he held marketing and sales positions at Dow Jones Telerate and Reuters.

        Scott Pintoff, General Counsel and Corporate Secretary, joined our company in April 2000. Prior to assuming the duties of General Counsel in April 2002, Mr. Pintoff was GFI's Associate General Counsel. Before joining our company, he was an associate with the law firm of Dewey Ballantine LLP from 1996 to 2000.

        Ron Levi, Managing Director — Europe, joined our company in 1993. Prior to joining our company, he was Director of Fixed Income at Garban PLC. Mr. Levi was appointed Managing Director in 2001, and assumed his current responsibilities in January 2004.

        Sheena Griffiths, Global Human Resources Director, joined our company in August 2000. Prior to joining GFI, Ms. Griffiths spent four months as a Manager, Employment Management of the FSA. Prior to that Ms. Griffiths was Human Resources Director, London and Europe, for Garban Europe Limited, now ICAP plc. Prior to that position, Ms. Griffiths spent 13 years with NatWest Group (now Royal Bank of Scotland) working in both Corporate and Human Resource positions.

        Geoffrey Kalish, Director, joined our board of directors in April 2000 as an appointee of our Series A Preferred Stockholders. Mr. Kalish is a founder and Managing Director at Venturion Capital LLC and has held such position since May 1998. Prior to founding Venturion, Mr. Kalish worked for Smith Barney, Drexel Burnham Lambert, Kidder Peabody and Westpac Bank in a variety of proprietary trading and corporate finance positions. He is also Chairman of the Board of Insurance Vianet, Inc. and a supervisory board member of ProCapital, S.A.

        Christopher Pike, Director, joined our board of directors in June 2002 as an appointee of our Series C Preferred Stockholders. Mr. Pike is a partner at Advent International and has held such position since January 2003. From February 1997 until January 2003, Mr. Pike was a principal with Advent International. Prior to joining Advent International, he worked for Coopers & Lybrand. He is also director of Redprairie, Americus Dental Labs and Long Term Care Group.

        Robert Taylor, Director, joined our board of directors in June 2002 as an appointee of our Series C Preferred Stockholders. Mr. Taylor is a partner at Advent International and has held such position since April 1998. Prior to joining Advent International, he worked for private equity firms Wingate Partners and Valley National Investors. He is also director of American Radiology Services, Keystone Automotive Holdings, Inc. and Long Term Care Group.

        John W. Ward, Director, joined our board of directors in April 2004 as an appointee of Jersey Partners, our Class A Common Stockholder. Mr. Ward has been an independent consultant with Transition International, Inc. since its formation in 1992. He joined the board of Fenics Software Inc. in 1999 and served until our acquisition of that company in 2001. Mr. Ward was also a director of Ameritrade Holdings Corporation from 1997 until 2002 and served as chairman of its compensation committee until 2001. He was also a director of AHL Services Inc. from 2000 until 2003. He was formerly Chairman of the Merrill Lynch International Banking Group.

Board Composition

        Our board of directors currently has eight members, comprised of four executive officers and four independent directors, three of whom were appointed by our preferred stockholders and one which was appointed by Jersey Partners, our Class A Common Stockholder.

        We expect that following this offering our board of directors will consist of six members with Mr. Fewer, Mr. McMillan and Mr. Taylor leaving the board of directors and Marisa Cassoni, 52, joining our board of directors. After Ms. Cassoni joins our board, four of our six directors will be independent. Ms. Cassoni is currently Group Finance Director of Royal Mail plc., a postal services company wholly-owned by the U.K. government. Ms. Cassoni had previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. From 1987 to 1998, she was an employee of the Prudential Corporation, becoming Group Finance Director of the Prudential's U.K. Division in 1994. Ms. Cassoni qualified as a Chartered Accountant while at Deloitte & Touche where she was employed from 1975 to 1986, becoming a Corporate Finance Manager in 1984. She has been a non-executive director of Severn Trent plc, a U.K. quoted utility company since September 2001. In that capacity, she chairs that company's Treasury Committee and is a member of its Remuneration and Audit Committees.

        In accordance with our second amended and restated certificate of incorporation, immediately after this offering our board of directors will be divided into the following three classes with staggered three-year terms:

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  Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2006;

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  Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2007; and

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  Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2008.

        The Class I directors will be Geoffrey Kalish and Christopher Pike, the Class II directors will be Colin Heffron and John W. Ward and the Class III directors will be Michael Gooch and Marisa Cassoni.

        At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

        Our board of directors has an audit committee and a compensation committee and, following this offering, our board will have a board credentialing committee.

        Audit Committee.    The audit committee assists our board of directors in its oversight of our internal accounting controls and audit processes and independent auditors. The audit committee has sole authority for the appointment, compensation and oversight of our independent auditors and approval of any significant non-audit relationship with the independent auditors. Following completion of this offering, the audit committee will also be responsible for preparing the reports required by the rules of the SEC to be included in our proxy statement relating to our annual meeting of stockholders. Currently, the audit committee is comprised of Christopher Pike, as chairman, and Geoffrey Kalish. Following the completion of this offering, it is expected that Marisa Cassoni will be added as a member of our audit committee. Marisa Cassoni has the requisite financial sophistication as required by applicable Nasdaq rules.

        Compensation Committee.    The compensation committee assists our board of directors in its oversight of executive compensation, determines our goals and objectives relevant to compensation, and, based on evaluations submitted by management, recommends to our board compensation levels and systems for our board and our executive officers that correspond to our goals and objectives. Following completion of this offering, the compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement relating to our annual meeting of stockholders. Currently, Michael Gooch (chairman), Robert Taylor and John W. Ward are the members of the compensation committee. Following the completion of this offering, Michael Gooch and Robert Taylor will resign from the compensation committee and John W. Ward will succeed Mr. Gooch as chairman of this committee and Geoffrey Kalish will become a member of this committee.

        Board Credentialing Committee.    Following completion of this offering, our board intends to appoint a board credentialing committee, consisting of Marisa Cassoni and John W. Ward. The board credentialing committee will be responsible for recommending to our board of directors individuals to be nominated as directors and committee members. This committee's responsibilities include evaluation of new candidates as well as evaluation of current directors.

Director Compensation

        Our employees who serve as our directors and directors that have been appointed by our preferred stockholders are not compensated for serving as our directors. John W. Ward, a non-employee director, was appointed by our Class A common stockholder and will receive an annual retainer of $70,000 for his services as director. All directors are reimbursed for their expenses incurred in attending board and committee meetings. We expect that Ms. Cassoni will not receive any cash compensation for her services as a director but will be awarded 5,263 shares of restricted stock under the 2004 Equity Incentive Plan for each year of her service.

        In May 2004, in consideration for service as our director, John W. Ward was granted an option to purchase 2,632 shares of our common stock at the initial public offering price of the shares to be issued in this offering, subject to vesting over a term of two years and otherwise pursuant to our 2002 Stock Option Plan.

        Mr. Ward currently owns 103,300 shares of Fenics and may receive cash or shares of our common stock in connection with our purchase of the remaining Fenics shares that we do not own as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Executive Compensation

        The following table summarizes the compensation paid to, awarded to or earned by our chief executive officer and our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2004. We refer to these officers collectively as our "named executive officers."

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)
Michael Gooch Chairman of the Board and Chief Executive Officer	2004	$650,000	$550,000		—
	2003	$525,000	$650,000		—
Colin Heffron President	2004	$700,000	$900,000		$140,000	(2)
	2003	$493,633	$1,098,004		—
Donald P. Fewer Senior Managing Director — Head of North America	2004	$650,000	$850,000		—
	2003	$500,000	$975,000		—
Stephen McMillan Senior Managing Director — Head of Europe	2004	$650,000	$1,050,000		—
	2003	$670,687	$700,000	(3)	—
Jurgen Breuer Senior Managing Director — Head of Asia	2004	$350,000	$600,000		$75,000	(4)
	2003	$270,000	$425,000		—

(1)
In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for the officer for such year.

(2)
Includes approximately $120,000 in payments made to Mr. Heffron with respect to housing costs incurred by him in connection with his residence in the U.K. and approximately $20,000 in reimbursement of expenses incurred in connection with his relocation from the U.K. to the United States.

(3)
Includes amounts awarded to the members of the family of Mr. McMillan by the independent trustees of GFI Brokers GBT, a trust established by the board of directors of GFI Brokers Limited for the benefit of family members of employees of GFI Brokers Limited.

(4)
Amount represents rental payments made by us in connection with Mr. Breuer's residence in Hong Kong.

        As described under "—Equity Incentive Plans—2004 Equity Incentive Plan" below, we expect to issue approximately 126,000 shares of restricted stock or restricted stock units upon the consummation of this offering. We expect that a substantial portion of these shares will be issued to named executive officers.

Stock Option Grants In Year Ended December 31, 2004

	Options Granted in Last Fiscal Year				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Terms
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees
			Exercise Price Per Share	Expiration Date
Name					5%	10%
Colin Heffron(1)	42,105	8.56%	$11.88	February 1, 2014	$802,900	$1,574,774
	52,632	10.70%	(2)	February 1, 2014	$628,900	$1,593,755

(1)
These options were granted on February 1, 2004.

(2)
The exercise price per share with respect to these options is the initial public offering price in this offering. For purposes of this table we have assumed an exercise price of $19.00 per share which is equal to the midpoint of the estimated price range set forth on the cover of this prospectus.

        The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price (assuming an initial public offering price equal to the midpoint of the estimated price range set forth on the cover of this prospectus). Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

Aggregated Option Exercises During Year Ended December 31, 2004 and Year-End Option Values

        None of the named executive officers exercised options during the fiscal year ended December 31, 2004. The following table sets forth the number and value of securities underlying options held as of December 31, 2004.

	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
Name
	Exercisable	Unexercisable(2)	Exercisable	Unexercisable
Michael Gooch	—	—	—	—
Colin Heffron	—	157,895	—	$775,000
Donald P. Fewer	—	84,211	—	675,000
Stephen McMillan	—	157,895	—	1,275,000
Jurgen Breuer	—	15,789	—	137,500

(1)
There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated on the basis of an assumed public offering price of $19.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), less the applicable exercise price per share, multiplied by the number of shares underlying the options.

(2)
These stock options will be exercisable upon our completing an initial public offering of our common stock to the extent vested. Upon completion of this offering, the number of shares underlying unexercisable options which, as of December 31, 2004, would have been exercisable had this offering been completed as of such date are as follows: Mr. Heffron (36,842), Mr. Fewer (57,894), Mr. McMillan (121,053) and Mr. Breuer (15,789).

Employment Agreements

        Each of Stephen McMillan, Donald P. Fewer and Jurgen Breuer have entered into employment agreements with us. We also have an employment agreement with James A. Peers, our Chief Financial Officer. Michael Gooch and Colin Heffron do not have employment agreements with us.

        On December 30, 2004, we entered into an agreement regarding our obligations to our chief executive officer if he is terminated following a permanent disability. "Permanent disability" is defined as Mr. Gooch's physical or mental illness, disability or impairment that prevents Mr. Gooch from continuing the performance of his normal duties and responsibilities for a period in excess of six consecutive months. A written determination of two qualified physicians shall be conclusive evidence of whether a "permanent disability" has occurred.

        This agreement provides that if Mr. Gooch is terminated due to his "permanent disability" then he (or his personal representative, as the case may be) shall be entitled to (a) salary and bonus continuation benefits for a period of three years following the date of his termination, at a rate equal to the rate of his base salary and bonus for the last full fiscal year immediately preceding such termination (including the cash value of any restricted stock, stock options or other equity grants awarded in such year), (b) for the three year period beginning on the date of his termination, we will make available coverage under our medical, dental and life insurance plans on the same terms as such plans are made available to the our most senior salaried officers generally, and (c) reimbursement of any expenses incurred by Mr. Gooch in the ordinary course of employment prior to his termination consistent with our then existing expense reimbursement policy.

Stephen McMillan

        We entered into an employment agreement with Stephen McMillan on May 1, 2002. The current term of the agreement expires on February 28, 2005. The agreement will automatically extend for one-year periods and can be terminated prior to any such extension by either party upon three months notice. Mr. McMillan is currently serving as our Senior Managing Director — Head of Europe. We currently pay Mr. McMillan an annual base salary equal to the British Pounds equivalent of approximately $600,000 and pay the British Pounds equivalent of approximately $50,000 per annum on Mr. McMillan's behalf into our U.K. Occupational Pension Plan. Mr. McMillan is also eligible to receive an annual discretionary bonus in an amount to be determined by us. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. The agreement requires Mr. McMillan to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of employment. Mr. McMillan's employment agreement does not provide for any severance payments upon the termination of his employment. The terms of Mr. McMillan's employment agreement and the performance of his duties thereunder are governed by English law.

Donald P. Fewer

        We entered into an employment agreement with Donald P. Fewer on July 17, 2000, which was subsequently amended in March 2004. The term of the agreement, as amended, expires on July 16, 2006. Thereafter, it is automatically extended for two-year periods, unless the agreement is terminated three months prior to such extension by either party. Mr. Fewer is currently serving as our Senior Managing Director — Head of North America. We currently pay Mr. Fewer an annual base salary of $650,000. Mr. Fewer is also eligible to receive an annual discretionary bonus in an amount to be determined by us. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. The agreement requires Mr. Fewer to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of employment. Mr. Fewer's employment agreement does not provide for any severance payments upon the termination of his employment.

Jurgen Breuer

        We entered into an employment agreement with Jurgen Breuer on December 1, 2003. The current term of the agreement expires on December 31, 2005. The agreement will automatically extend for one-year periods and can be terminated prior to any such extension by either party upon four months notice. Mr. Breuer is currently serving as our Senior Managing Director-Head of Asia. We currently pay Mr. Breuer an annual base salary of $350,000 and are obligated to lease him an apartment and cover the related rental costs up to a maximum of 50,000 Hong Kong dollars per month. Mr. Breuer is also eligible to receive an annual discretionary bonus in an amount to be determined by us. He is also entitled to participate in such medical, dental and life insurance programs generally available to similarly situated employees. The agreement requires Mr. Breuer to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of employment. Mr. Breuer's employment agreement does not provide for any severance payment upon the termination of his employment. The terms of Mr. Breuer's employment agreement and the performance of his duties thereunder are governed by English law.

James A. Peers

        We entered into an employment agreement with James A. Peers on November 18, 2002 pursuant to which Mr. Peers serves as our Chief Financial Officer. This agreement has an indefinite term, subject to termination of the agreement by either party upon six months notice. We currently pay Mr. Peers an annual base salary of $300,000. Mr. Peers is also eligible to receive an annual discretionary bonus in an amount to be determined by us. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees and was compensated for certain moving expenses in connection with the commencement of his employment.

        This agreement provides that upon resignation with "good reason" within six months following a "change in control", as such terms are defined in the agreement, Mr. Peers will generally be entitled to receive: (1) a lump sum payment in an amount equal to twelve months base salary, minus applicable withholdings and deductions; (2) the cost of maintaining health and dental insurance coverage for the earlier of six months after the termination of employment or until he secures new employment; (3) all employee or incentive stock options granted to him which are outstanding and unexercised on the date of termination of employment will become fully vested and such options will continue to be exercisable at any time within the one year period following the date of termination; and (4) an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which such employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment was terminated, and the denominator of which is 365.

        The agreement also provides that if Mr. Peers is terminated "without cause" (other than due to death or disability), as defined in this agreement, he will be entitled to receive: (1) a salary continuation benefit for a period of up to six months, which will be reduced by any portion of the notice period in which he is not requested to work and; (2) an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment was terminated, and the denominator of which is 365.

        The agreement requires Mr. Peers to abide by restrictive covenants relating to non-competition, non-solicitation and non-disclosure during his employment and for specified periods following termination of employment.

Compensation Committee Interlocks and Insider Participation

        The members of our compensation committee currently are Michael Gooch, Robert Taylor and John W. Ward. Upon consummation of this offering, Mr. Gooch and Mr. Taylor will resign from the compensation committee and Mr. Kalish will become a member of this committee. None of our executive officers, other than Mr. Gooch, currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. Mr. Gooch, our chief executive officer, is chairman of the board of Jersey Partners, our majority stockholder.

Limitation of Liability; Indemnification

        As permitted by the General Corporation Law of the State of Delaware, which we also call the DGCL, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

  •
  for any transaction from which the director derives an improper personal benefit.

        However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Our certificate of incorporation and bylaws also include provisions for indemnification of our directors and officers to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We have obtained directors' and officers' insurance providing indemnification for all of our directors and officers for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified directors and officers. At present, there is no pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents that is likely to result in a claim for indemnification under our directors' and officers' insurance policy.

Equity Incentive Plans

2002 Stock Option Plan

        In June 2002, we adopted the GFI Group Inc. 2002 Stock Option Plan. The purpose of this plan is to promote the success and enhance the value of our company by linking the personal interests of our employees, directors and consultants, who receive awards under this plan to those of our stockholders. This plan is further intended to motivate and retain the services of our employees and directors, upon whose judgment, interest and special effort our success is largely dependant.

        This plan is administered by a committee which consists of our board of directors, or a committee of two or more non-employee, outside directors chosen by our board. The committee is authorized to construe and interpret this plan and to promulgate, amend, and rescind rules and regulations relating to the implementation and administration of this plan. The committee is also authorized to select the persons eligible for awards under the plan, determine the amount and form of awards, and impose restrictions, terms and conditions upon options. The committee's determinations need not be uniform and may be made selectively among plan participants. Any determination, decision, or action of the committee in connection with the construction, interpretation, administration, or implementation of this plan is final, conclusive and binding upon all participants and any person's claiming under or through any participant.

        This plan authorizes the grant of incentive stock options and nonqualified stock options with respect to our common stock or any other security issued by us in substitution or exchange therefor. The plan also permits the committee to grant dividend equivalent rights in connection with the shares of common stock, as well as automatic "reload" options. Subject to certain adjustment provisions in this plan, this plan allows for the issuance of up to 2.6 million shares. This plan authorizes awards to employees of our company, our subsidiaries, our parent and affiliates and to consultants and directors of our company, but incentive stock options may be granted only to employees of GFI, our parent and our subsidiaries. Subject to certain adjustment provisions in this plan, a maximum number of 0.5 million shares of common stock may be granted subject to options to any single participant in any calendar year. Each option is evidenced by a signed, written award agreement between our company and each participant containing the terms and conditions of the option grant.

        Under this plan, the committee determines the exercise price for options at the time the options are granted. With respect to incentive stock options, the exercise price per share is not permitted to be less than 100% of the fair market value per share as of the date of grant. Further, in the case of incentive stock options, if the optionee, as of the date of grant, owns more than 10% of the combined voting power of all classes of shares of our capital stock or of any subsidiary, parent or affiliate, the exercise price per share is not permitted to be less than 110% of the fair market value per share as of the date of grant.

        The exercise price per share will be payable at the time the option is exercised in accordance with any procedures established by the committee. The exercise price is payable by any method established by the committee, including by delivery of shares already owned by a participant for at least six months, having a fair market value equal to the exercise price.

        Options granted under this plan may not be exercised prior to the consummation of this offering.

        In the event of changes in the outstanding stock or capital structure of our company by reason of extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or certain changes in control, or in the event of changes in applicable law or other changes in circumstances that result in substantial dilution or enlargement of rights granted to optionees, then to the extent our board of directors deems equitable in order to maintain the intended operation of this plan, any option granted under this plan, any agreements evidencing such options, the maximum number of shares of common stock available for grant and the maximum number of shares of common stock which may be granted to any optionee in any single calendar year is subject to adjustment or substitution as to the number, price or kind of shares of stock or other consideration.

        In the event of certain changes in control following this offering, any outstanding options held by optionees which are not exercisable or are otherwise unvested, will automatically be deemed exercisable, or otherwise vested, as the case may be, as of immediately prior to the change in control. This provision could have the effect of dissuading potential acquirors from pursuing merger discussions with our company.

        This plan will automatically terminate on the day immediately preceding the tenth annual anniversary of its adoption, unless terminated sooner by our board of directors. Our board may amend or suspend this plan at any time. No amendment may be made, without stockholder approval, which will change the maximum number of shares of common stock that may be granted under this plan or the maximum number of shares that may be granted to an optionee in any calendar year.

        As of September 30, 2004, options to purchase 1,182,289 shares of common stock were outstanding under this plan, leaving 1,449,291 shares available for future grants under the plan. Upon consummation of this offering we will reduce the number of shares available for future grants under the plan to zero.

2000 Stock Option Plan

        The GFInet inc. 2000 Stock Option Plan was adopted in March 2000 and is largely similar to the GFI Group Inc. 2002 Stock Option Plan, with certain exceptions. This plan allowed for the issuance of up to 2.1 million shares, and a maximum number of 0.7 million shares of common stock were able to be granted subject to options to any single participant in any calendar year. The exercisability of options issued under this plan is contingent upon the earlier of our completing an initial public offering of our common stock, or a specified event, which must occur by March 31, 2005 (unless other specified events have occurred).

        As of September 30, 2004, options to purchase 1,460,028 shares of our common stock have been granted and were outstanding under this plan. Since our Reorganization in November 2001, we have not issued any options under the 2000 Stock Option Plan and we do not intend to issue options under this plan in the future.

2004 Equity Incentive Plan

        In October, 2004, we adopted the GFI Group Inc. 2004 Equity Incentive Plan. The purpose of this plan is to further and promote the interests of our company, our subsidiaries and our stockholders by enabling us to attract, retain and motivate employees, non-employee directors and consultants, or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and our stockholders. This plan permits the grant of non-qualified stock options, stock appreciation rights, restricted shares and restricted stock units, and performance units.

        This plan is administered by the compensation committee of our board of directors. The committee is authorized to select the persons eligible for awards under the plan, determine the amount and form of awards, and impose restrictions, terms and conditions upon awards.

        Subject to certain adjustment provisions in this plan, 3,000,000 shares of our common stock, or any other security issued by us in substitution or exchange therefor, are available for grants of awards under this plan. Shares of our common stock awarded under the plan may be either authorized but unissued shares or issued shares reacquired and held as treasury shares. Shares of common stock subject to awards that expire unexercised or are forfeited, surrendered, canceled, terminated or settled in cash in lieu of common stock, and shares received or retained as payment of the exercise price, withheld to satisfy taxes or purchased on the open market using proceeds from stock option exercises will again be available for grant under the plan.

        The plan will automatically terminate on the tenth anniversary of its approval by our board, unless terminated sooner by our board. Our board may amend, suspend or terminate this plan at any time if the amendment, suspension or termination of the plan would not materially and adversely affect the rights under any award previously granted to a participant.

        We expect to issue shares of restricted stock or restricted stock units to certain of our employees, primarily our executive officers, upon the consummation of this offering. Assuming an offering price equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, we would issue approximately 126,000 shares of restricted stock or restricted stock units in the aggregate.

        Stock Options.    The plan authorizes the grant of non-qualified stock options. Our compensation committee determines, at the time options are granted, the exercise price and expiration date for the option, the number of shares to which the option pertains and any other terms and conditions of the option.

        The exercise price per share is payable at the time the option is exercised in accordance with procedures determined by our compensation committee. The exercise price is payable in cash, certified check, bank draft or money order or by any other mechanism permitted by the committee in its sole discretion.

        Stock Appreciation Rights.    The plan authorizes the grant of stock appreciation rights (which we refer to herein as SARs) either alone or in tandem with stock options. Freestanding SARs may be exercised on such terms as our compensation committee determines. The right of a participant to exercise a tandem SAR terminates to the extent such participant exercises the stock option to which such SAR is related. Upon exercise of a SAR, the holder is entitled to receive cash, restricted shares or shares of unrestricted common stock, or any combination thereof as the compensation committee, in its sole discretion, shall determine, equal in value to the excess of the fair market value of the common stock subject to the SAR at the exercise date over the fair market value of a share of common stock on the date of grant of the SAR, multiplied by the number of shares of common stock with respect to which the SAR has been exercised

        Restricted Shares and Restricted Stock Units.    The plan authorizes the grant of restricted shares and restricted stock units under terms and conditions, including the number of shares granted and the period of transfer restrictions, as determined by our compensation committee. Other terms and conditions may include (a) the requirement that the participant deposit such shares with us while such shares are subject to transfer restrictions and (b) the requirement that such shares be forfeited upon termination of employment or service for any reason or for specified reasons within a specified period of time (including, without limitation, the failure to achieve designated performance goals). Shares subject to an award of restricted shares may not be sold, transferred, pledged, assigned, or otherwise disposed of or hypothecated during a period of restriction. Restricted stock units will be paid on such date and in such form (cash, shares of our common stock, or a combination thereof) as the compensation committee, in its sole discretion, shall determine. There are no shareholder rights with respect to any restricted stock units.

        Performance Units.    Performance units may be granted alone or in addition to any other awards under the plan, subject to such terms and conditions as the compensation committee deems appropriate, including, without limitation, the requirement that the participant forfeit such units (or a portion thereof) in the event certain performance criteria or other conditions are not met within a designated period of time. With respect to each performance unit, the participant is entitled to receive payment in an amount equal to the designated value of each performance unit multiplied by the number of such units so earned. Payment in settlement of earned performance units may be made in cash, in shares of our unrestricted common stock, or in restricted shares, or in any combination thereof, as the compensation committee in its sole discretion, shall determine.

Senior Executive Annual Bonus Plan

        In October, 2004, we adopted the GFI Group Inc. Senior Executive Annual Bonus Plan. The plan provides for bonuses to our and our subsidiaries' executive officers (including members of our board of directors who are executive officers). The plan is designed to reward, through additional cash compensation, executive officers for their significant contribution toward improved profitability and growth of our company. The maximum amount of compensation that may be paid under the plan to any participant for any year is $5,000,000.

        This plan is administered by the compensation committee of our board of directors. The committee is authorized to select the persons eligible for awards under the plan, to establish and administer any performance goals and award opportunities applicable to each participant and certify whether such goals have been fully or partially attained, to construe and interpret the plan and any agreement or instrument entered into under the plan, to establish, amend, and waive rules and regulations for the plan's administration, and to consider the recommendations of our chief executive officer with regard to determinations regarding the forgoing with respect to participants other than our chief executive officer.

        Awards pursuant to the plan may be based upon the satisfaction of performance goals established by the compensation committee. Performance goals may, in the compensation committee's discretion,

be based on any performance criteria the compensation committee elects to use, either alone or in any combination, on either a consolidated or unconsolidated basis. The compensation committee may also grant awards to participants under the plan on a discretionary basis for outstanding performance without the attainment of any specified performance goals.

        In the event of termination of employment by reason of death or disability during a plan year, a pro rata award is payable under this plan to the participant or the participant's estate for such year based on the length of employment by such participant. A participant whose employment terminates prior to the end of a plan year for any reason other than those stated in the prior sentence is not entitled to any award under the plan for that year.

        Our board of directors may amend, modify or terminate this plan at any time. The plan will remain in effect unless terminated by our board of directors.

Employee 401(k) Plan

        We have established a tax-qualified employee savings and retirement plan for all permanent employees over age 21. Under our GFI Group Inc. Employee 401(k) plan, employees may elect to reduce their current compensation by up to 25% or the statutory limit, $13,000 in 2004, whichever is less, and have us contribute such amount to the 401(k) plan. The plan does not provide for matching contributions to be made by us. As of September 30, 2004, we had 324 employees and former employees participating in the plan, which had total assets of $11.2 million. During 2002 and 2003, participants contributed $1.9 million and $2.0 million to the plan, respectively.

U.K. Plans

        We have established a defined contribution plan pursuant to the applicable laws in the United Kingdom. Employees of our U.K. Subsidiaries may voluntarily designate a portion of their monthly compensation to be contributed which we match up to a certain percentage. The GFI Group Personal Pension Plans within the U.K. are open to all of our U.K. employees after the completion of three months of employment. Additionally, there is an Occupational Pension Plan which is available only to senior employees. We also match contributions made under this plan. We made aggregate contributions of $0.3 million, $0.8 million, and $1.0 million in 2001, 2002 and 2003, respectively, for our GFI Group Personal Pension Plans and our Occupational Pension Plan.

        In 2003, the boards of directors of GFI Brokers Limited, GFI Securities Limited, and GFInet UK Limited, each resolved to set up Guardian Benefit Trusts for the benefit of the family members of our U.K. employees. Recommendations are made by the boards to the independent trustees of the relevant Guardian Benefit Trust as to possible distributions of assets to family members. The independent trustees have sole and absolute discretion as to how they invest and distribute the assets on behalf of family members having considered any recommendations that they may receive from the family members.

Other Employee Benefits Plans

        Our eligible employees are entitled to participate in several health and welfare plans established by us, including: medical, dental and vision benefits, employee flexible spending accounts, short-term and long-term disability insurance, critical illness and life insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans from Jersey Partners

        In November 2001, in connection with our Reorganization described under "Our Business—Our Reorganization" and in note 3 to our consolidated financial statements, our subsidiary, GFI LLC, paid a dividend to its then-parent Jersey Partners consisting of $30.0 million in cash and certain accounts receivable. Simultaneously, Jersey Partners loaned the cash and accounts receivable back to GFI LLC in exchange for (i) two notes in the original principal amounts of $5.0 million and $20.0 million, respectively and (ii) a collection agency note in the original principal amount of $5.0 million. The collection agency note was repaid in full in 2002.

        The notes are guaranteed by the material non-regulated subsidiaries of GFI LLC, and are secured by, among other things, liens on and security interests in substantially all of the assets of GFI LLC and its material subsidiaries. However, the notes are, by their terms, subordinated in right of payment to our senior indebtedness, including the indebtedness under our credit agreement. The $5.0 million note was repaid by us in two installments of $2.5 million on November 30, 2002 and November 30, 2003. In connection with the issuance of our Series C Preferred Stock, we repaid $10.75 million of the principal amount of the $20.0 million note in June 2002. The remaining $9.25 million in principal amount of this note is currently outstanding and is scheduled to be repaid in five annual installments of $1.85 million each plus interest, commencing on June 15, 2007 and continuing through 2011.

        The terms of the $20 million note permit Jersey Partners to require that up to 20% of the aggregate net proceeds we receive from this offering be used to repay the note. The terms of the $20.0 million note also permit us to repay the note at any time without penalty. We intend to use a portion of the net proceeds received by us in this offering to prepay in full the $9.25 million outstanding principal amount as of September 30, 2004, plus accrued interest of this note upon the consummation of this offering. See "Use of Proceeds."

Fenics Acquisition

        In April 2001, we acquired approximately 90% of the outstanding capital stock of Fenics. We acquired Fenics for the purpose of expanding our data, analytics and internet product offerings. The purchase price of approximately $40.7 million consisted of an exchange of 1,656,189 shares of common stock of GFInet inc, our subsidiary, and assumption of debt of Fenics of approximately $9.0 million. This debt bore interest at rates between 9% and 11% and was fully repaid by February 2003. Within 120 days after the completion of this offering, we are obligated to provide notice to the remaining holders of the outstanding capital stock of Fenics that a "liquidity event" has occurred. At such holders' election, we are required to use commercially reasonable efforts to acquire the holders' shares of Fenics capital stock for shares of our common stock or cash, at our option, or any other form of consideration agreed to with the Fenics holders. Each share of Fenics capital stock is to be acquired by us at a value equal to the fair market value, as of the date of the acquisition, of 0.33 shares of our common stock. Certain of the remaining shares of Fenics are held by John W. Ward, one of our directors, and certain of our officers and employees. We may use a portion of the net proceeds received by us in this offering to purchase the remaining portion of the Fenics capital stock not currently owned by us. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Stockholders Agreement

        On June 3, 2002, we entered into an Amended and Restated Stockholders Agreement with all of our then existing common and preferred stockholders. Most of the provisions of the Stockholders

Agreement will terminate immediately before the closing of this offering. The following terms of the Stockholders Agreement, however, will remain in effect following the closing:

  •
  certain of our stockholders who acquired their shares as part of our acquisition of Fenics will, for a limited period of time, continue to be subject to agreements contained in the Stockholders Agreement which limit their ability to compete against or interfere with our business;

  •
  for a period of 18 months following the consummation of this offering, we will retain the ability to repurchase any shares held by a former Fenics stockholder or certain holders of our Series A Preferred Stock, if we reasonably and in good faith determine that such stockholder has violated the terms of any confidentiality provision or restriction on competition applicable to it and that such violation has or could have an adverse effect on us that is greater than a de minimis impact; and

  •
  all of the stockholders party to the agreement will be, upon our request, prohibited from selling any of their shares during a period (not to exceed 180 days) selected by us and the managing underwriters of any public offering of our shares.

Registration Rights

        Each series of our preferred stock is entitled to certain registration rights that apply to the common stock into which the preferred stock will be converted. See "Description of Capital Stock — Registration Rights."

U.K. Leases

        We currently lease our offices at 9 Hewett Street in London from GFI Brokers (Channel Islands) Limited, which is a wholly-owned subsidiary of Jersey Partners. The annual lease payments to Jersey Partners under the lease are 0.5 million British Pounds. The lease was scheduled to terminate in 2016. As described under "Our Business—Facilities" we are currently exploring new office space lease opportunities to expand our capacity in the U.K. and have agreed to terminate our lease with GFI Brokers (Channel Islands) Limited effective September 2005 and to make certain termination and other payments to it in connection with such termination aggregating approximately 1.5 to 2.0 million British Pounds payable upon such termination.

        We also lease a corporate apartment in London from GFI Brokers (Channel Islands) Limited. We paid a monthly lease payment of 3,750 British Pounds for this apartment prior to December 31, 2002 and currently pay a monthly lease payment of approximately 2,000 British Pounds for this apartment.

Shares Issued to Insiders

        The following table summarizes issuances of our equity securities since January 1, 2001 to holders of more than 5% of our equity securities, other than shares issued in exchange for existing shares of GFInet inc. in connection with our Reorganization.

	Series C Preferred Stock	Total Consideration
Entities affiliated with Venturion Capital LLC	624,241	$5.7 million
Entities affiliated with Advent International Corporation	3,016,074	$27.5 million

        In addition, on July 1, 2001, Venturion was issued an option to purchase 21,053 shares of our Class B Common Stock that currently has an exercise price of $9.50 per share.

        Each share of the Series C Preferred Stock listed above will be converted automatically into one share of our common stock immediately before the closing of this offering, assuming that we price the offering at the midpoint of the estimated pricing range set forth on the cover of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information as of December 31, 2004, with respect to the beneficial ownership of our common stock, after giving effect to this offering, by:

  •
  our Chief Executive Officer and our four other most highly compensated executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each person or group of affiliated persons who is known by us to beneficially own more than 5% of our common stock; and

  •
  each selling stockholder.

        The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner and assumes the conversion of all of our Class A Common Stock and all classes of our preferred stock into Class B Common Stock (which will become our only class of common stock and will be called "common stock") which will occur immediately before the closing of this offering. The information set forth in this table also excludes the proposed grant of restricted stock or restricted stock units described under "Management—Equity Incentive Plans—2004 Equity Incentive Plan." Marisa Cassoni, who we expect will join our board of directors following this offering, has indicated that she may seek to purchase from the underwriters up to 21,000 shares of our common stock in this offering at the offering price set forth on the cover of this prospectus.

        The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of December 31, 2004, but excludes common stock underlying options or warrants held by any other person or entity. Options issued under our stock option plans are generally not exercisable prior to the completion of this offering. For purposes of the information presented below, we have assumed this condition is satisfied with respect to all options that would otherwise be exercisable within 60 days of December 31, 2004. Percentage of beneficial ownership is based on an assumed 22,804,086 shares of common stock outstanding as of December 31, 2004 (assuming conversion of our shares of preferred stock and Class A Common Stock into common stock on a 1-for-1 basis and 9,852 additional shares to be issued upon the conversion of our Series B Preferred Stock). Unless otherwise indicated, the address of each beneficial owner is c/o GFI Group Inc., 100 Wall Street, New York, New York 10005.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner			Shares Being Offered**
	Number	Percent		Number	Percent
Named Executive Officers and Directors:
Michael Gooch(1)	15,183,169	66.58%	—	14,760,106	55.17%
Colin Heffron(2)	64,209	*	—	64,209	*
Donald P. Fewer(3)	68,420	*	—	68,420	*
Stephen McMillan(4)	121,053	*	—	121,053	*
Jurgen Breuer(4)	15,789	*	—	15,789	*
Geoffrey Kalish(5)	2,003,540	8.78%	—	1,739,516	6.50%
Christopher Pike(6)	3,016,074	13.23%	—	3,016,074	11.27%
Robert Taylor(7)	3,016,074	13.23%	—	3,016,074	11.27%
John W. Ward	—	*	—	—	*
All executive officers and directors as a group (14 persons)(8)	20,796,740	88.91%	—	20,109,653	73.56%
5% Stockholders:
Jersey Partners Inc.(9)	15,183,169	66.58%	423,063	14,760,106	55.17%
Entities affiliated with Venturion Capital LLC(10)	2,003,540	8.78%	264,024	1,739,516	6.50%
Entities affiliated with Advent International Corporation(11)	3,016,074	13.23%	—	3,016,074	11.27%
Other Selling Stockholders:
3i Group PLC	496,660	2.18%	191,763	304,897	1.14%
Entities affiliated with the Gamma Funds(12)	462,550	2.03%	85,691	376,859	1.41%
Thompson Clive(13)	422,646	1.85%	283,109	139,537	*
Michael Adam(14)	387,258	1.70%	168,105	219,153	*
Mark Simon(15)	167,858	*	110,896	56,962	*
Brendan Foley(16)	159,118	*	106,585	52,533	*
Entities affiliated with CMS(17)	61,847	*	41,428	20,419	*
John Ashworth(18)	30,769	*	20,611	10,158	*
Richard Mead	29,634	*	19,850	9,784	*
Simon Rockall(19)	17,600	*	11,789	5,811	*

Total			1,726,914

*
Less than 1%.

**
Assumes the underwriters do not exercise their overallotment option. If the overallotment option is exercised shares will be allocated pro rata based on the share amounts listed below.

(1)
Includes all shares of our company beneficially owned by Jersey Partners as described in footnote (9) below, including those shares held by the Magnetic Entities as described in that footnote. Mr. Gooch controls the voting and disposition of these shares through his ownership of approximately 70% of the outstanding common stock of Jersey Partners. Mr. Gooch will also beneficially own 2,105 shares of our common stock to be distributed by the Magnetic Entities, as described in footnote (9) below, and Diane Gooch, Mr. Gooch's wife, and Gooch Investment

  Trust will collectively beneficially own 24,210 shares as to which Mr. Gooch disclaims beneficial ownership.

(2)
Includes 47,368 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2004. Also includes 5,263 shares to be distributed to Mr. Heffron by the Magnetic Entities as described in footnote (9) below. Also includes 6,315 shares to be distributed by the Magnetic Entities to Frank and Eleanor Heffron, Mr. Heffron's parents, and 5,263 shares to be distributed by the Magnetic Entities to Kevin and Jane Heffron, Mr. Heffron's brother and sister-in-law, as to all of which Mr. Heffron disclaims beneficial ownership. Does not include any of the shares of our company owned by Jersey Partners. Mr. Heffron owns approximately 4.9% of the outstanding common stock of Jersey Partners.

(3)
Includes 57,894 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2004. Also includes 10,526 shares to be distributed to Mr. Fewer by the Magnetic Entities as described in footnote (9) below. Does not include any of the shares of GFI owned by Jersey Partners. Mr. Fewer holds options to purchase 68,000 shares of common stock of Jersey Partners, which would represent less than 1% of the outstanding common stock of Jersey Partners.

(4)
Represents shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2004.

(5)
Represents 2,003,540 shares beneficially owned by funds affiliated with Venturion. Mr. Kalish disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interests in such funds.

(6)
Represents 3,016,074 shares beneficially owned by funds affiliated with Advent International Corporation. Mr. Pike disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interests in such funds.

(7)
Represents 3,016,074 shares beneficially owned by funds affiliated with Advent International Corporation. Mr. Taylor disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interests in such funds.

(8)
Includes 587,643 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2004.

(9)
Includes 5,893,846 shares of Class A Common Stock and 35,087 shares of Series A Preferred Stock held directly by Jersey Partners that will automatically convert into shares of our common stock, as well as 8,421,052 shares of Class B Common Stock that will become shares of our common stock, in each case, immediately before the closing of this offering, of which 423,063 shares will be sold in this offering. Also includes 387,105 shares of Series A Preferred Stock held by Magnetic Holdings International (DE) LLC, 262,894 shares of Series A Preferred Stock held by Magnetic Holdings International (DNE) LLC, 106,631 shares of Series A Preferred Stock held by Magnetic Holdings International (FE) LLC and 36,842 shares of Series A Preferred Stock held by Magnetic Holdings International (FNE) LLC that will similarly convert into shares of our common stock. We refer to these entities collectively as the Magnetic Entities. Jersey Partners, through its wholly-owned subsidiary, Magnetic Management LLC, is the managing member of each of the Magnetic Entities. Pursuant to the terms of the limited liability company agreement of each of the Magnetic Entities, all of our company's shares held by that Magnetic Entity will be distributed to the holders of interests in that Magnetic Entity 180 days after the completion of this offering. Also includes 18,660 shares of Class B Common Stock and 21,052 of Series B Preferred Stock held by N-Two LLC, a subsidiary of Jersey Partners. N-Two LLC will receive 12,105 shares of our common stock in connection with the distribution to be made by Magnetic Holdings International (DE) LLC. Magnetic Management LLC will receive 1,315 shares of our common stock in connection with the distribution to be made by Magnetic Holdings

  International (DE) LLC. Michael Gooch, our Chairman and CEO, is the President and the majority shareholder of Jersey Partners Inc. The address of Jersey Partners Inc. is 1111 Route 110, Farmingdale, New York, 11735.

(10)
Includes 21,053 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2004. Shares and options are held by the following entities affiliated with Venturion: 11,720 shares held by Venturion Market Making Ventures LLC, 21,053 options held by Venturion Capital LLC, 1,916,009 shares held by Venturion GFI LLC, of which 256,688 shares will be sold in this offering and 54,758 shares held by Venturion GFI II, LLC, of which 7,336 shares will be sold in this offering. The address of Venturion is 275 Madison Avenue, 38th Floor, New York, New York, 10016.

(11)
Shares are held by the following entities affiliated with Advent International Corporation: Global Private Equity IV Limited Partnership, Advent Partners GPE-IV Limited Partnership and Advent Partners Limited Partnership. The address of Advent International Corporation is 75 State Street, Boston, Massachusetts, 02109.

(12)
Shares are held by the following entities affiliated with the Gamma Funds: 99,998 shares held by AHP Holdings LP, of which 11,583 shares will be sold in this offering, 281,578 shares held by Gamma GFI LP, of which 66,015 shares will be sold in this offering, 52,631 shares held by Gamma Fund I LP, 21,052 shares held by Veritas Ventures LLC, of which 5,414 shares will be sold in this offering and 7,291 shares held by Olympia Valley LLP, of which 2,679 shares will be sold in this offering. Alec Petro is one of the Principals of Gamma GFI LP, Gamma Fund I, LP and AHP Holdings LP and was a member of our board of directors until June 3, 2002. Currently Mr. Petro is a non-voting observer of our board of directors. Mr. Petro's board observation rights will terminate upon the consummation of this offering.

(13)
Shares are held by the following entities affiliated with Thompson Clive: 126,796 shares held by Thompson Clive Investment plc, of which 84,934 shares will be sold in this offering and 295,850 shares held by HSBC International Trustee Ltd. re Thompson Clive International of which 198,175 shares will be sold in this offering.

(14)
Includes 352,552 shares held by Adam & Co. as Nominees for the Trustees of the Eden Trust, of which 144,857 shares will be sold in this offering and 6,547 shares held by Michael Adam 2000 Discretionary Settlement, of which 4,386 shares will be sold in this offering. Michael Adam was a member of our board of directors until June 30, 2003.

(15)
Includes 2,305 shares held by Posaune Limited and 117,093 shares held by Basel Trust Corporation (Channel Islands) Limited as Trustees of Alexandra Simon 1995 Settlement, of which 78,435 shares will be sold in this offering.

(16)
Includes 153,618 shares held by SG Hambros Trust Company (Jersey) Ltd., as trustees of Third Graymarsh Fund, of which 102,901 shares will be sold in this offering.

(17)
Includes 9,216 shares held by CMS Co-Investment Subpartnership LP, of which 6,173 shares will be sold in this offering and 52,631 shares held by CMS Co-Investment Partnership, LP, of which 35,255 shares will be sold in this offering.

(18)
John Ashworth was one of our employees within the last three years.

(19)
Simon Rockall was one of our employees within the last three years.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our second amended and restated certificate of incorporation and bylaws are summaries. You should refer to the second amended and restated certificate of incorporation and the bylaws that will be in effect upon completion of this offering, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect the conversion of all of our preferred stock and Class A Common Stock into Class B Common Stock that will occur automatically immediately before the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        As of September 30, 2004, we had issued and outstanding:

  •
  5,893,846 shares of Class A Common Stock outstanding held by one stockholder of record, Jersey Partners;

  •
  10,155,809 shares of Class B Common Stock outstanding held by 34 stockholders of record; and

  •
  6,744,579 shares of preferred stock convertible into 6,754,431 shares of common stock held by 37 stockholders of record.

        As of September 30, 2004, we also had outstanding:

  •
  options to purchase 2,642,317 shares of Class B Common Stock at a weighted average exercise price of $11.79 per share; and

  •
  a warrant to purchase 105,263 shares of Class B Common Stock at an exercise price of $9.50 per share.

        All of the shares of our Class A Common Stock and our preferred stock will, by their respective terms, automatically convert into shares of Class B Common Stock immediately before the closing of this offering and will no longer be authorized, issued or outstanding. The terms of our Series C Preferred Stock provide that in the event that the price of our common stock issued in this offering is less than $18.26 per share, the conversion rate of the Series C Preferred Stock will be equal to 18.262154 divided by the price at which our common stock is issued in this offering. For example, if the common stock issued in this offering priced at $18.00, the bottom of the range set forth on the cover of this prospectus, we would be required to issue an additional 54,233 shares of our common stock to the holders of our Series C Preferred Stock in the aggregate. We will file an amended and restated certificate of incorporation in connection with the closing of this offering to rename the Class B Common Stock to "common stock" and reflect the elimination of the other designated capital stock.

Common Stock

        Upon the closing of this offering, there will be 26,751,455 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or outstanding options or the warrant and without giving effect to the proposed grant of restricted stock or restricted stock units described under "Management—Equity Incentive Plans—2004 Equity Incentive Plan"). All outstanding shares of common stock are fully paid and nonassessable, and the shares of our common stock that will be issued on completion of this offering will be fully paid and nonassessable.

        Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. Other than the dividends paid to Jersey Partners relating to periods prior to our Reorganization in 2001, we have not paid any cash dividends on our common stock in the past three years. We do not intend to pay cash dividends on our common stock at any time in the foreseeable future. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

        The holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. As a result, stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors in that slate for the year.

Preferred Stock

        Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price.

Registration Rights

        We have entered into Registration Rights Agreements with certain of the holders of each series of our preferred stock. Such registration rights apply to the common stock into which the preferred stock can be converted. Upon conversion of all outstanding shares of preferred stock into common stock immediately prior to this offering, the holders of approximately 5,572,428 shares of common stock and the holder of a warrant to purchase 105,263 shares of common stock will have the right to require us to include their shares in any registration statement filed with the SEC subsequent to this one. Under the Registration Rights Agreements, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The terms of the Registration Rights Agreements we have entered into with the holders of each series of our preferred stock are substantially similar (other than with respect to Series B Preferred Stockholders who do not hold demand registration rights) and are described in further detail below.

        Demand Registration Rights.    At any time after the 180th day following the effective date of our registration statement for this offering, the holders of (i) at least a majority of the Series C Preferred Stock having registration rights and (ii) at least 66 2/3% of the Series A Preferred Stock having registration rights have the right to demand that we file a registration statement for the offer and sale of their securities if the aggregate market price of the shares to be registered is at least $5.0 million with respect to the Series C preferred shares or $12.5 million with respect to the Series A preferred shares at the time of the demand. We are required to inform the other stockholders of that series that a demand has been made and the other holders are entitled to include their shares in that demand registration. With respect to Series C preferred shares having registration rights, we are not obligated to file a registration statement on Form S-1 on more than one occasion so long as, when that registration statement becomes effective, it covers not less than 66% of the holders demanding registration and with respect to Series A preferred shares having registration rights, we are only required to file one registration statement on Form S-1. If we are eligible to file a registration statement on Form S-3, the holders of 20% of the Series C preferred shares having registration rights and the holders of 25% of the Series A preferred shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement is at least $3.0 million. With respect to Series C preferred shares having registration rights, we are not obligated to file a registration statement on Form S-3 on more than two occasions and with respect to each series we are generally not obligated to file a registration statement on Form S-3 more than once in any twelve month period. In each case, we have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if we are in possession of material nonpublic information that it would not be in our best interests to disclose.

        Piggyback Registration Rights.    If we register any securities for public sale (subject to customary exceptions), stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

        Expenses of Registration.    Except as provided in the Registration Rights Agreements, we will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions, stock transfer taxes and attorneys' fees of the selling stockholders (except for attorneys' fees of a single counsel for the Series C Preferred Stock selling stockholders up to $50,000).

        Indemnification.    The Registration Rights Agreements contain customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions attributable to us in a registration statement, and they are obligated to indemnify us for material misstatements or omissions attributable to them. The indemnification obligations of Series A Preferred Stock or Series B Preferred Stock selling stockholders are limited in amount to the gross cash proceeds received by such selling stockholders for the shares sold by them in the related offering and the indemnification obligations of Series C Preferred Stock selling stockholders are limited in amount to the net cash proceeds, if any, received by such selling stockholder for the shares sold by it in the related offering.

        Transfer and Expiration of Registration Rights.    Stockholders may transfer their registration rights in connection with the transfer of their shares if specified requirements are satisfied. The registration rights described above will generally terminate with respect to a particular stockholder's securities upon the earlier to occur of (i) the close of business on the third anniversary of the consummation of this offering (fifth anniversary with respect to Series C Preferred Stock selling stockholders) and (ii) the date that the securities (x) have been transferred pursuant to an effective registration statement or (y) have been sold under Rule 144 of the Securities Act or can be freely sold under Rule 144(k) under the Securities Act and after such sale can be resold by the transferee without registration under the Securities Act.

Warrant

        In June 2000, GFInet, one of our subsidiaries, issued to Newnetco LLC a warrant to purchase 105,263 shares of our common stock at an exercise price of $9.50 per share. The warrant was issued as compensation for consulting services provided by Newnetco LLC relating to our efforts to develop our technology. This warrant became exercisable on May 17, 2002 and expires on June 15, 2005 if not exercised before that date. The current holder of this warrant has the right (subject to customary exceptions) to include its shares in a registration statement filed by us with the SEC other than in connection with this offering.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is EquiServe.

Provisions of our Certificate of Incorporation and Bylaws and Certain Regulatory Requirements That May Have an Anti-Takeover Effect or Entrench Current Management

        Our second amended and restated certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors. These provisions are also expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions, as well as certain provisions of contracts to which we are a party, may discourage or hinder attempts to acquire us or remove incumbent directors or management even if some, or a majority, of our stockholders believe that such action is in their best interest.

        Certificate of Incorporation and Bylaws.    The provisions in our second amended and restated certificate of incorporation and bylaws with the intent described above include:

  •
  Classified board of directors.  Our board of directors will be divided into three classes of directors serving staggered three-year terms, with approximately one-third of the board of directors being elected each year, starting in the year following closing of this offering. Our second amended and restated certificate of incorporation provides that the board of directors will consist of not more than nine nor less than five directors and our bylaws provide that the exact number of directors within such range will be fixed from time to time by the board of directors. This system of electing and (as described below) removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

  •
  Vacancies Filled by the Board.  Vacancies on our board of directors may be filled by a majority of the remaining directors (even if they constitute less than a quorum), or by a sole remaining director.

  •
  Removal of Directors.  None of our directors may be removed other than for cause.

  •
  Stockholder Meetings.  Only our board of directors, the chairman of our board of directors or our chief executive officer may call special meetings of stockholders. Stockholders cannot call special meetings of stockholders.

  •
  No Action by Written Consent.  Stockholders may take action only at an annual or special meeting of stockholders. Stockholders may not act by written consent.

  •
  Requirements for Advance Notification of Stockholder Proposals and Director Nominations.  Stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In general, these provisions will provide that notice of intent to nominate a director or raise matters at such meetings must be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the date of the proxy statement for the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  •
  No Cumulative Voting.  There is no cumulative voting in the election of directors.

  •
  Supermajority Stockholder Vote for Extraordinary Transactions and Amendments.  Certain extraordinary transactions, such as mergers and change of control transactions for which a stockholder vote is otherwise required and certain amendments to our second amended and restated certificate of incorporation and bylaws (including in respect of the provisions set forth above), will require the approval of 66 2/3% of the votes cast in such vote, and at least a majority of our issued and outstanding shares entitled to vote in the election of directors. Our bylaws may also be amended by resolution of a majority of our entire board of directors.

  •
  "Blank Check" Preferred Stock.  We will be authorized to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

        Credit Facility.    Under our credit agreement, a change of control may lead the lenders to exercise remedies, such as acceleration of the loan and termination of their obligations to fund additional advances under the revolving credit portion of that facility.

        Delaware Takeover Statute.    We have elected to be exempt from the restrictions imposed under Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL. Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation will not engage in any business combination, which generally includes mergers, consolidations or acquisitions of additional shares of the corporation, with an interested stockholder for a three-year period following the date that such stockholder becomes an interested stockholder with certain exceptions, unless the corporation's board of directors and stockholders approve the business combination in a prescribed manner. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Following this offering, subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203 of the DGCL. However, such an amendment will not restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of that amendment.

        Regulatory Approval.    We are also required to obtain the approval of certain regulatory agencies, such as the NASD and FSA, for certain transactions that could result in a change of control. See "Our Business — Regulation."

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this offering.

Jersey Partners Note

        On October 1, 2001, in connection with our Reorganization, GFI Group LLC borrowed $20.0 million from Jersey Partners under a senior subordinated loan agreement. $10.75 million of the principal amount of this loan was repaid in June of 2002 and the remaining $9.25 million in principal amount as of September 30, 2004 of this loan is currently outstanding and scheduled to be repaid in five annual installments of $1.85 million each plus interest, commencing on June 15, 2007 and continuing through 2011. We intend to use a portion of the net proceeds of this offering received by us to repay the remaining outstanding principal of $9.25 million as of September 30, 2004 and accrued interest on this loan in full following the closing of this offering. As of September 30, 2004, the outstanding accrued and unpaid interest on this loan was $0.2 million.

        The note bears interest at a rate per annum equal to the lesser of (a) LIBOR plus the applicable margin in effect for that interest period, or (b) 7.5%. The applicable margin was 5.0% at September 30, 2004 and is capped at that amount for the remaining term of the loan. If an event of default has occurred under this loan agreement, the interest rate automatically increases to a rate per annum which is two percentage points in excess of the interest rate that would otherwise then be applicable.

        This note is guaranteed by the material subsidiaries of GFI Group LLC, and is secured by, among other things, liens on and security interests in substantially all of the assets of GFI Group LLC and its material subsidiaries. However, this note is, by its terms, subordinated in right of payment to our senior indebtedness, including the indebtedness described below under our credit agreement. See "Certain Relationships and Related Transactions — Loans from Jersey Partners."

        We are in compliance with all of our obligations under this loan agreement.

Credit Agreement

        In August 2004, we entered into a loan agreement with Bank of America N.A., Brown Brothers Harriman & Co., Barclays Bank Plc and The Royal Bank of Scotland Plc, which we refer to as our credit agreement. Our credit agreement replaced our old credit agreement with Barclays Bank plc, Brown Brothers Harriman & Co. and Bank of America N.A. referred to herein and in our consolidated financial statements. GFI Group Inc. and GFI Holdings Limited are permitted borrowers under the agreement and certain of our non-regulated subsidiaries are guarantors under the agreement. The credit agreement provides for a revolving cash facility in a principal amount of $80.0 million (which can be increased up to $100.0 million with the consent of the lenders during the term of the agreement) including a letter of credit facility that has a sub-limit of $30.0 million. As of September 30, 2004, we had outstanding revolving credit facility borrowings of $46.5 million and letters of credit of $6.5 million.

        Revolving loans may be either base rate loans or currency rate loans. Both the currency rate loans and the letters of credit under the credit agreement bear interest at a rate per annum equal to LIBOR plus the applicable margin in effect for that interest period. Base rate loans bear interest at a rate per annum equal to the base rate under the credit agreement plus the applicable margin. So long as no default has occurred under the credit agreement, the applicable margin for both base rate and currency rate loans is based on a matrix that varies with our consolidated leverage ratio. Currently, the applicable margin is 1.75% for currency rate loans and .50% for base rate loans. The credit agreement contains several covenants, including, among others, limitations (and in some cases, prohibitions) which, directly or indirectly, restrict our ability to:

  •
  merge, acquire or dispose of assets;

  •
  incur liens, indebtedness or contingent obligations;

  •
  make investments;

  •
  engage in certain transactions with affiliates and insiders;

  •
  enter into sale and leaseback transactions;

  •
  pay dividends and other distributions; and

  •
  enter into new lines of businesses that are substantially different from our current lines of business.

        The credit agreement also contains a number of financial covenants which require us to maintain, among other things, certain levels of consolidated capital and EBITDA ratios with respect to our consolidated leverage and consolidated fixed charges.

        We are in compliance with all of our obligations under the credit agreement.

        The credit agreement contains several events of default, including events of default for non-payment, certain bankruptcy events, covenant or representation breaches, and certain changes in control.

        Our obligations as a borrower under the credit agreement are guaranteed by our domestic non-regulated subsidiary guarantors. The obligations of GFI Holdings Limited as a borrower under the credit agreement are guaranteed by us and our domestic and foreign non-regulated subsidiary guarantors. As collateral for our obligations under the credit agreement, we have pledged substantially all of our assets, including, subject to certain limitations, pledges of capital stock in our subsidiaries. As collateral for each of their respective obligations under the credit agreement, each of GFI Holdings Limited and our domestic and foreign subsidiary guarantors has pledged substantially all of its assets, including, subject to certain limitations, pledges of capital stock in its subsidiaries.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect the price of our common stock from time to time and could impair our ability to raise capital through sales of our equity securities.

        Based on shares outstanding as of September 30, 2004, upon the completion of this offering, we will have outstanding 26,751,455 shares of common stock, after giving effect to the issuance of 3,947,369 shares of common stock in this offering and the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 6,754,431 shares of our common stock (assuming conversion of our shares of preferred stock and Class A Common Stock into common stock on a 1-for-1 basis and 9,852 additional shares to be issued upon the conversion of our Series B Preferred Stock).

        Of the shares to be outstanding after the completion of this offering, the 5,674,283 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Of the remaining 21,077,172 shares of common stock, 19,494,643 are held by "affiliates" and therefore are "restricted securities" under Rule 144. After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144, Rule 144(k) or Rule 701 under the Securities Act. All of these restricted securities and all other shares of common stock other than those sold in this offering will be subject to the 180-day lock-up period described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 267,514 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), generally, a person who was not an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Lock-Up Agreements

        We, our directors and executive officers, the selling stockholders and holders of substantially all of our capital stock have agreed that, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Our Stockholders Agreement and the agreements pursuant to which our options and our warrant were granted contain similar restrictions.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors or consultants who purchased shares of our common stock from us in connection with our stock option plans before the effective date of the registration statement of which this prospectus is a part, or who hold stock options as of that date, may rely on the resale provisions of Rule 701. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period and volume limitations contained in Rule 144. Rule 152 under the Securities Act provides a safe harbor for transactions not involving any public offering even if the issuer subsequently files a registration statement. Also, Rule 701 states that offers and sales exempt under Rule 701 are deemed to be part of a single, discrete offering and are not subject to integration with other offers or sales (whether registered or not). We therefore believe that the issuance of common stock upon the exercise of options by our employees, directors or consultants should not be integrated with the issuance of common stock in this offering.

        Subject to the 180-day lock-up period described above, as of December 31, 2004, holders of vested options exercisable for approximately 1,896,911 shares of our common stock will be eligible to exercise their options and to sell their shares in accordance with Rule 701.

Additional Registration Statement

        We intend to file a registration statement under the Securities Act as soon as practicable after the closing of this offering to register approximately 5,723,000 shares of our common stock reserved for issuance under our 2000 Stock Option Plan and 2002 Stock Option Plan and our 2004 Equity Incentive Plan, including shares underlying outstanding stock options. This registration statement will become effective upon filing, and shares covered by that registration statement will be eligible for sale in the public market immediately after the effective date of that registration statement, subject to manner of sale, public information, volume limitation and notice provisions of Rule 144 applicable to our affiliates, and any limitations on sale under the applicable Stock Option Plan and the lock-up agreements described above.

Registration Rights

        In general, upon completion of this offering and until such holders may sell all of their shares under Rule 144(k) promulgated under the Securities Act, the holders of 5,572,428 shares of our common stock, can require us, 180 days after the date of the effectiveness of the registration statement of which this prospectus is a part, to register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information see "Description of Capital Stock — Registration Rights."

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that purchases shares pursuant to this offer. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        This discussion does not consider:

  •
  U.S. federal gift tax consequences, U.S. state or local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

        The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a "capital asset" within the meaning of section 1221 of the Code (generally, property held for investment). Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not plan to pay any dividends on our common stock for the foreseeable future. However, in the event that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of dividends paid to a non-U.S. holder.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States ("ECI"), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the U.S. tax on ECI, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.

        In order to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, and related certification requirements.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service ("IRS") in a timely manner.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

  •
  we are or have been a United States real property holding corporation, or "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock; in this case, the non-U.S. holder may be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. If we are, or were to become, a USRPHC, gain realized upon disposition of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock generally would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death, unless an applicable estate tax or other treaty provides otherwise, will be included in the individual's gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding (currently at a rate of 28%) on some payments on our common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate.

        The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

        Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the IRS in a timely manner.

UNDERWRITING

        Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering, and, together with Banc of America Securities LLC, J.P. Morgan Securities Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of Shares

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.

Total	5,674,283

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                  per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                  per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 851,142 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to the option.

        We, our officers and directors, the selling stockholders and holders of substantially all of our capital stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Merrill Lynch, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup and Merrill Lynch, together, in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Our Stockholders Agreement and the agreements pursuant to which our options and our warrant were granted contain similar restrictions.

        The underwriters have informed us that each underwriter has represented, warranted and agreed with each other underwriter that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, which we refer to as the FSMA), received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises);

  •
  (1) it has not offered or sold and will not offer or sell our common stock in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the common stock, otherwise than with respect to common stock intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

  •
  the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

  •
  this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, 15 Chapter 289 of Singapore, which we refer to as the SFA, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        Our common stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "GFIG".

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. The amounts to be paid by the selling stockholders are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Selling Stockholders
	Paid by GFI	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Merrill Lynch, as stabilizing agent, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merrill Lynch repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses of this offering will be $2.9 million. The selling stockholders have agreed to reimburse us for a portion of these expenses in connection with their participation in this offering.

        Some of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Banc of America N.A., an affiliate of Banc of America Securities LLC, is the agent and a lender under our credit agreement. In addition, many of our underwriters or their affiliates are also clients for our brokerage services and market data and analytics products.

        Our subsidiary, GFI Securities LLC, is an NASD member. Although GFI Securities LLC is not participating in this offering in any capacity, because we are the parent company of an NASD member this offering is being made in compliance with the applicable provisions of NASD Conduct Rule 2720. The underwriters will not be permitted to sell shares in this offering to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass upon the validity of the issuance of the common stock offered hereby. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

        Our consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the restatement described in Note 27 of the consolidated financial statements) appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file quarterly and annual reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Page
GFI GROUP INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Condition as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2001, 2002 (Restated) and 2003 (Restated) and for the nine-month periods ended September 30, 2003 (unaudited) and 2004 (unaudited)	F-4
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003 and for the nine-month periods ended September 30, 2003 (unaudited) and 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the nine-month periods ended September 30, 2003 (unaudited) and 2004 (unaudited)	F-6
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2002 and 2003 and for the nine-month period ended September 30, 2004 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
GFI Group Inc.

        We have audited the accompanying consolidated statements of financial condition of GFI Group Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 27, the basic earnings per share presented in the consolidated statements of operations for the years ended December 31, 2002 and 2003 have been restated to properly reflect the effect on basic earnings per share of participating convertible securities.

/s/ Deloitte & Touche LLP

New York, New York

June 15, 2004 (September 15, 2004 as to Notes 13 and 27, January 20, 2005 as to Note 28)

GFI GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share and per share amounts)

	December 31,		September 30,	Pro Forma September 30,
	2002	2003	2004	2004
			(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$63,707	$87,299	$83,291
Deposits with clearing organizations	7,100	7,945	9,574
Accrued commissions receivable, net of allowance for doubtful accounts	28,231	27,952	52,550
Receivables from brokers, dealers and clearing organizations	118,549	192,679	499,548
Property, equipment and leasehold improvements, net	31,792	30,077	28,082
Software inventory, net	1,036	2,536	3,092
Goodwill	11,284	11,482	11,482
Intangible assets, net	3,055	2,248	1,641
Other assets	12,002	12,591	17,368

TOTAL ASSETS	$276,756	$374,809	$706,628

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
LIABILITIES:
Accrued compensation	$45,687	$42,576	$47,460
Accounts payable and accrued expenses	20,272	22,267	17,389
Payables to brokers, dealers and clearing organizations	100,143	177,690	474,413
Notes payable, net	28,105	38,747	45,732
Loan notes payable	16,861	9,250	9,250
Income taxes payable	4,615	6,266	8,777
Other liabilities	7,888	10,192	16,619

Total liabilities	223,571	306,988	619,640

Commitments and contingencies	—	—	—
Series C redeemable convertible preferred stock, $0.01 par value; 35,373,704 shares authorized; 3,723,545 shares outstanding at December 31, 2002 and 2003 and September 30, 2004, respectively; none issued or outstanding pro forma (unaudited) (liquidation value of $35.6, $38.4 and $40.7 (unaudited) million, respectively)	30,043	30,043	30,043	$—
STOCKHOLDERS' EQUITY:
Convertible preferred stock (liquidation value of $29.6 million)	29,069	29,069	29,069	—
Class A common stock, $0.01 par value; 100,000,000 authorized; 5,893,846 outstanding at December 31, 2002 and 2003 and September 30, 2004, respectively; none issued or outstanding pro forma (unaudited)	59	59	59	—
Class B common stock, $0.01 par value; 300,000,000 authorized; 10,155,809 outstanding at December 31, 2002 and 2003 and September 30, 2004, respectively; 22,804,086 issued and outstanding pro forma (unaudited)	102	102	102	228
Additional paid in capital	34,923	34,967	35,083	94,128
Retained earnings (accumulated deficit)	(40,900)	(26,436)	(6,670)	(6,670)
Accumulated other comprehensive income (loss)	(111)	17	(698)	(698)

Total stockholders' equity	23,142	37,778	56,945	$86,988

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY	$276,756	$374,809	$706,628

See notes to consolidated financial statements.

GFI GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
		(As restated, see Note 27)		(Unaudited)

REVENUES:
Brokerage revenues:
Agency commissions	$169,453	$200,492	$184,920	$141,088	$188,673
Principal transactions	42,709	59,359	65,237	47,491	75,712

Total brokerage revenues	212,162	259,851	250,157	188,579	264,385
Analytics and market data	6,077	9,615	13,143	10,049	12,349
Interest income	1,543	1,401	1,167	776	802
Other income (loss)	576	4,353	1,377	(271)	2,386

Total revenues	220,358	275,220	265,844	199,133	279,922

EXPENSES:
Compensation and employee benefits	142,574	174,011	166,276	123,545	175,623
Communications and quotes	12,391	15,944	16,512	12,397	15,195
Travel and promotion	11,335	15,522	14,301	10,349	13,260
Rent and occupancy	8,630	10,964	10,645	8,437	8,190
Depreciation and amortization	9,914	10,361	10,297	7,271	9,796
Professional fees	10,634	7,254	7,793	5,534	6,792
Clearing fees	1,750	4,063	3,668	2,768	6,193
Interest	5,312	3,397	2,470	1,799	2,083
Impairment of goodwill and intangible asset	38,968	—	—	—	—
Other expenses	6,260	6,960	6,533	4,526	7,010

Total expenses	247,768	248,476	238,495	176,626	244,142

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST	(27,410)	26,744	27,349	22,507	35,780

PROVISION FOR INCOME TAXES	4,436	14,470	12,885	10,604	16,014
MINORITY INTEREST	(30)	—	—	—	—

NET INCOME (LOSS)	$(31,816)	$12,274	$14,464	$11,903	$19,766

Basic earnings per share — Class A and Class B common stock	$(3.13)	$0.59	$0.63	$0.52	$0.87
Diluted earnings per share	$(3.13)	$0.58	$0.61	$0.50	$0.81
Weighted average shares outstanding — basic:
Class A common stock	447,008	5,632,931	5,893,846	5,893,846	5,893,846
Class B common stock	9,706,703	10,154,002	10,155,809	10,155,809	10,155,809
Weighted average shares outstanding — diluted	10,153,711	21,231,412	23,693,418	23,693,418	24,296,574
Earnings per share — Pro Forma (unaudited):
Basic earnings per share			$0.63		$0.87
Diluted earnings per share			$0.61		$0.81
Weighted average shares outstanding — basic			22,804,086		22,804,086
Weighted average shares outstanding —diluted			23,703,270		24,306,426

See notes to consolidated financial statements.

GFI GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
NET INCOME (LOSS)	$(31,816)	$12,274	$14,464	$11,903	$19,766
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on foreign exchange forward contracts, net of tax	—	—	417	676	(302)
Foreign currency translation adjustment, net of tax	161	(57)	(289)	295	(413)

COMPREHENSIVE INCOME (LOSS)	$(31,655)	$12,217	$14,592	$12,874	$19,051

See notes to consolidated financial statements.

GFI GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(31,816)	$12,274	$14,464	$11,903	$19,766
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,914	10,361	10,297	7,271	9,796
Amortization of loan fees	—	130	142	96	196
Impairment of goodwill and intangible asset	38,968	—	—	—	—
Provision for allowance for doubtful accounts	822	2,181	(559)	(101)	153
Loss on disposal of fixed assets	—	122	86	—	—
Deferred compensation	216	271	44	30	116
Expenses paid for with common stock	20	106	—	—	—
(Benefit) provision for deferred taxes	(5,483)	3,190	(771)	891	(1,026)
Loss on foreign currency exchange for loan notes payable	—	1,021	128	112	—
Gain on the sale of U.S. treasury repurchase agreement brokerage desk	—	(1,350)	—	—	—
(Increase) decrease in operating assets:
Deposits with clearing organizations	91	10,793	(845)	(646)	(1,629)
Accrued commissions receivable	(10,006)	8,589	838	(2,058)	(24,752)
Receivables from brokers, dealers and clearing organizations	(59,906)	38,968	(74,130)	(60,311)	(306,869)
Software inventory	—	(1,036)	(1,755)	(744)	(1,043)
Other assets	(7,018)	652	692	(1,091)	(3,680)
Increase (decrease) in operating liabilities:
Accrued compensation	24,696	4,678	(3,111)	1,824	4,884
Accounts payable and accrued expenses	(480)	4,319	1,995	(3,305)	(4,877)
Payables to brokers, dealers and clearing organizations	54,755	(55,025)	77,547	61,764	296,723
Income taxes payable — current	5,050	(3,180)	1,651	(1,974)	2,511
Other liabilities	830	1,518	2,211	3,658	6,057

Cash provided by (used in) operating activities	20,653	38,582	28,924	17,319	(3,674)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from Fenics	593	—	—	—	—
Cash used for business acquisitions & intangible assets	(1,024)	(33)	(198)	—	—
Purchase of property, equipment and leasehold improvements	(10,559)	(16,496)	(7,626)	(6,416)	(6,709)
Disposal of property and equipment	—	7	20	—	—
Proceeds from sale of U.S. treasury repurchase agreement brokerage desk	—	1,350	—	—	—

Cash used in investing activities	(10,990)	(15,172)	(7,804)	(6,416)	(6,709)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable	(21,969)	(55,603)	(7,500)	(7,500)	—
Proceeds from notes payable	25,500	59,300	18,000	18,000	7,500
Repayment of loan notes payable	(520)	(22,697)	(7,739)	(5,223)	—
Proceeds from loan notes payable	30,000	—	—	—	—
Payment of loan fees	—	—	—	—	(712)
Dividends to JPI	(33,266)	(4,536)	—	—	—
Capital transactions with JPI	(2,525)	—	—	—	—
Issuance of preferred stock	145	30,068	—	—	—

Cash provided by (used in) financing activities	(2,635)	6,532	2,761	5,277	6,788

Effects of foreign currency translation adjustment	161	(57)	(289)	295	(413)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,189	29,885	23,592	16,475	(4,008)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	26,633	33,822	63,707	63,707	87,299

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,822	$63,707	$87,299	$80,182	$83,291

SUPPLEMENTAL DISCLOSURE:
Interest paid	$3,270	$4,613	$1,943	$1,650	$2,198
Income taxes paid, net of refunds	$3,336	$15,359	$12,581	$13,193	$15,528

See notes to consolidated financial statements.

GFI GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

		Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
	Convertible Preferred Stock			Additional Paid In Capital
		Class A	Class B				Total
BALANCE, JANUARY 1, 2001	$28,639	$—	$85	$3,946	$16,444	$(215)	$48,899
Dividends paid to JPI	—	—	—	—	(33,266)	—	(33,266)
Share issuance	405	—	17	32,968	—	—	33,390
Foreign currency translation adjustment	—	—	—	—	—	161	161
Deferred compensation	—	—	—	216	—	—	216
Net loss	—	—	—	—	(31,816)	—	(31,816)
Capital transactions with JPI	—	53	—	(2,578)	—	—	(2,525)

BALANCE, DECEMBER 31, 2001	29,044	53	102	34,552	(48,638)	(54)	15,059
Dividends paid to JPI	—	—	—	—	(4,536)	—	(4,536)
Share issuance	25	6	—	100	—	—	131
Foreign currency translation adjustment	—	—	—	—	—	(57)	(57)
Deferred compensation	—	—	—	271	—	—	271
Net income	—	—	—	—	12,274	—	12,274

BALANCE, DECEMBER 31, 2002	29,069	59	102	34,923	(40,900)	(111)	23,142
Foreign currency translation adjustment	—	—	—	—	—	(289)	(289)
Unrealized gains on foreign exchange forward contracts	—	—	—	—	—	417	417
Deferred compensation	—	—	—	44	—	—	44
Net income	—	—	—	—	14,464	—	14,464

BALANCE, DECEMBER 31, 2003	29,069	59	102	34,967	(26,436)	17	37,778
Foreign currency translation adjustment (Unaudited)	—	—	—	—	—	(413)	(413)
Unrealized losses on foreign exchange forward contracts (Unaudited)	—	—	—	—	—	(302)	(302)
Deferred compensation (Unaudited)	—	—	—	116	—	—	116
Net income (Unaudited)	—	—	—	—	19,766	—	19,766

BALANCE, SEPTEMBER 30, 2004 (Unaudited)	$29,069	$59	$102	$35,083	$(6,670)	$(698)	$56,945

See notes to consolidated financial statements.

GFI GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2004 and nine months ended September 30, 2003 and 2004 is unaudited)

(In thousands, except share and per share amounts)

1.    ORGANIZATION AND BUSINESS

        The consolidated financial statements include the accounts of GFI Group Inc. and its subsidiaries (collectively the "Company"). The Company completed a plan of reorganization on November 30, 2001, which resulted in a reorganization of entities under the common control of Jersey Partners, Inc. ("JPI") (the "Reorganization"). This reorganization of entities under common control was accounted for similar to a pooling of interests (see Note 3).

        The Company, through its sole wholly-owned subsidiary GFInet inc. ("GFInet"), provides brokerage and data services for securities, commodities, foreign exchange and derivative contracts to broker-dealers and other financial and nonfinancial institutions as well as develops and distributes foreign exchange option, credit and energy pricing tools and sells associated data to the financial services industry and other corporations. The Company's principal operating subsidiaries include: GFI Securities LLC ("SLLC"), GFI Brokers LLC, GFI Group LLC ("GLLC"), GFI Securities Limited, GFI Brokers Limited, GFI (HK) Securities LLC, GFInet U.K. Limited and Fenics Limited and subsidiaries ("Fenics").

        All material intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingencies in the consolidated financial statements. Management believes that the estimates utilized in the preparation of the consolidated financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

        Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

        Receivables from and Payables to Brokers and Dealers — Receivables from and payables to brokers and dealers primarily represent securities transactions which have not settled as of their stated settlement dates. These transactions relate primarily to the simultaneous purchase and sale of securities by GFI Securities Limited and SLLC to facilitate brokerage transactions.

        Brokerage Transactions — The Company provides brokerage services to its clients in the form of either agency or principal transactions.

        Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis.

        Principal Transactions — Principal transaction revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A very limited number of brokerage desks are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. These unmatched positions are intended to be held short term and in liquid markets. The Company does not enter into unmatched principal transactions for purposes of speculating on movements in the markets. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered.

        Additionally, from time to time, for the purpose of facilitating our customers' execution needs, the Company holds securities positions. These positions are marked to market on a daily basis. Principal transactions revenues and related expenses are recognized on a trade date basis.

        Hedging — The Company uses foreign exchange forward contracts to reduce the effects of fluctuations in the receivables from commissions denominated in foreign currencies. Forward contracts entered into prior to June 2003 did not meet the requirements for hedge accounting and therefore gains and losses were included in earnings. All forward contracts entered into during June 2003 and thereafter are designated and qualify as foreign currency cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"). The Company reclassifies gains and losses on the foreign exchange forward contracts included in other comprehensive income into earnings at the time the hedged transactions are recognized. The Company measures effectiveness by assessing the changes in the expected future cash flows of the hedged items. The ineffective portion of the hedges, if any, is included in other expenses. There is no portion of the derivative instruments' gains or losses that has been excluded from the assessment of effectiveness.

        Property, Equipment and Leasehold Improvements — Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method generally over two to seven years. Property and equipment are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the remaining term of the respective lease to which they relate or the remaining useful life of the leasehold improvement. Internal and external costs incurred in developing or obtaining computer software for internal use are capitalized in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are amortized on a straight-line basis over the estimated useful life of the software, generally three years. General and administrative costs related to developing or obtaining such software are expensed as incurred.

        Analytics and Market Data Revenue Recognition — Analytics and market data revenue consists mostly of fees for licenses of software products as well as maintenance, installation, customer training and technical support of those products. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred and no significant implementation obligations remain, the fee is fixed and determinable, and collectibility is probable. Fees for future updates of software products are considered separate arrangements and related revenues are recognized when the customer acknowledges participation in the update and delivery occurs.

        The Company licenses its products through its direct sales force and indirectly through resellers. The Company's license agreements for such products do not provide for a right of return.

        Software Inventory — In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company capitalizes certain software development costs, related to internally developed software used in the generation of sales of option calculators, once technological feasibility is established. Software inventory is stated at the lower of cost or net realizable value, which is based on projected revenues. Amortization is calculated on the greater of the ratio of current year revenue to current year revenue plus projected revenue or straight-line, generally over three years. Amortization begins when a product is available for general release to customers. Expenditures for maintenance and repairs are charged directly to expense as incurred.

        Income Taxes — In accordance with SFAS No. 109, Accounting for Income Taxes, the Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

        Foreign Currency Translation Adjustments and Transactions — Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at year-end rates of exchange, and revenue and expenses are translated at end-of-month rates of exchange. Gains or losses resulting from translating foreign currency financial statements are reflected in foreign currency translation adjustments and are reported as a separate component of comprehensive income and stockholders' equity. Gains or losses resulting from foreign currency transactions are included in net income (loss) as other income.

        Stock-Based Compensation — In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure ("SFAS 148"). This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 Accounting for Stock-based Compensation ("SFAS 123"), prospectively to all awards granted, modified, or settled after January 1, 2003. Pursuant to this method, the Company expenses the grant-date fair value of options issued to employees on or after January 1, 2003 over the related vesting period and the compensation expense related to modifications of outstanding options is calculated as the difference between fair value of the existing and modified options on the date of modification. Prior to this date, the Company used the intrinsic method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), as permitted by SFAS 123.

        The following pro forma financial information shows the effect, net of tax, on net income (loss) had the fair value method been applied for all periods presented. See Note 18 for assumptions used in estimating fair value.

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Net income (loss) — as reported	$(31,816)	$12,274	$14,464	$11,903	$19,766
Add:
Effect of stock-based employee compensation included in reported net income (loss), net of tax	216	271	44	33	28
Deduct:
Total stock-based employee compensation determined under fair value method, net of tax	(712)	(559)	(433)	(325)	(207)

Net income (loss) — pro forma	$(32,312)	$11,986	$14,075	$11,611	$19,587

Basic earnings per share — as reported	$(3.13)	$0.59	$0.63	$0.52	$0.87
Basic earnings per share — pro forma	$(3.18)	$0.58	$0.62	$0.51	$0.86
Diluted earnings per share — as reported	$(3.13)	$0.58	$0.61	$0.50	$0.81
Diluted earnings per share — pro forma	$(3.18)	$0.56	$0.59	$0.49	$0.81

        The pro forma amounts do not include any expense related to the GFI Group Plan stock options, as exercisability of those options is contingent on the consummation of an initial public offering (see Note 18).

        Segment and Geographic Information — The Company's only operating segment, brokerage operations, operates across domestic and international markets. Substantially all of the Company's identifiable assets are in the United States and the United Kingdom.

        Goodwill and Intangible Assets — In accordance with SFAS No. 142 Goodwill and Intangible Assets ("SFAS 142"), goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company has selected January 1st as the date to perform the annual impairment test. At January 1, 2002, 2003 and 2004, the annual impairment test was performed and no impairment existed. Due to the adoption of SFAS 142, $1,027 of intangible assets were reclassified as goodwill in the year ended December 31, 2002. Intangible assets with definite lives continue to be amortized on a straight-line basis over their useful lives.

        Impairment of Long-Lived Assets — Long-lived assets, such as property, equipment and leasehold improvements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset exceeds the expected future cash flows, on an undiscounted basis, to be generated from the assets, including eventual disposition. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.

        Unaudited Interim Financial Information — The accompanying unaudited consolidated financial statements have been prepared by GFI Group Inc. pursuant to the rules and regulations of the

Securities and Exchange Commission regarding interim financial reporting. Accordingly, the unaudited interim consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited financial statements and related notes thereto. The accompanying unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. Preparing financial statements requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates. The results of operations for the nine month period ended September 30, 2004 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

        Unaudited pro forma information — Immediately prior to the closing of the Company's planned initial public offering, all outstanding shares of the Series C Redeemable Convertible Preferred Stock (the "Series C Preferred Stock"), the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), the Series B Convertible Preferred Stock (the "Series B Preferred Stock") and the Class A Common Stock will convert into shares of Class B Common Stock. The pro forma balance sheet gives effect to this conversion as if it had occurred at September 30, 2004. The pro forma balance sheet does not give effect to the offering proceeds.

        Pro forma earnings per share, presented below, gives effect to the conversion of all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Class A Common Stock, in connection with the proposed initial public offering as if the conversion had occurred at the beginning of the period. As a result of the conversion of the preferred stock, pro forma earnings per share is calculated using the "if converted" method and not the two-class method, as presented in Note 13.

	For the year ended December 31, 2003	For the nine months ended September 30, 2004
	(Unaudited)
Basic earnings per share
Net income applicable to stockholders	$14,464	$19,766
Weighted average common shares outstanding	22,804,086	22,804,086
Basic earnings per share	$0.63	$0.87

Diluted earnings per share
Net income applicable to stockholders	$14,464	$19,766
Weighted average common shares outstanding	22,804,086	22,804,086
Effect of dilutive shares
Options and warrant	—	153,564
Effect of contingently issuable shares	899,184	1,348,776

Weighted average shares outstanding and common stock equivalents	23,703,270	24,306,426
Diluted earnings per share	$0.61	$0.81

        Recent Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45") Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a guarantor recognize the fair value of a guarantee as a liability at the inception of such guarantee. Additional disclosures are also prescribed for certain guarantee contracts. The recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for periods ending after December 15, 2002. See Note 16 for additional information related to guarantees.

        In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 clarifies the circumstances under which a contract with an initial investment meets the characteristics of a derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 also amended other existing pronouncements to result in more consistent reporting of derivative contracts. This pronouncement is effective for all contracts entered into or modified after June 30, 2003. The Company adopted SFAS 149 as required, with no material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for all contracts entered into or modified after May 31, 2003 and for pre-existing instruments on financial statements for periods after June 15, 2003. The Company adopted SFAS 150 as required, with no material impact on the Company's consolidated financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51 ("FIN 46R"), which replaces FASB Interpretation No. 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has an interest in an entity that is subject to this Interpretation, therefore, the adoption of FIN 46R is not expected to have a material impact on the Company's consolidated financial statements.

        In March 2004, the FASB approved EITF Issue 03-6 Participating Securities and the Two-Class Method under FAS 128 ("EITF Issue 03-6"). EITF Issue 03-6 supersedes the guidance in Topic No. D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share ("EITF Topic D-95"), and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and was applied by restating previously reported earnings per share. The adoption of EITF Issue 03-6 did not have a material impact on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees, with limited exceptions. As of the effective date, July 1, 2005, the Company will be required to apply the modified prospective application transition method. Under the modified prospective application transition method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. For periods before the required effective date, the Company may elect to apply the modified retrospective transition method. The modified retrospective transition method may be applied either to all prior periods for which SFAS No. 123 was effective or only to prior interim periods in the year of initial adoption if the required effective date does not coincide with the beginning of the entity's fiscal year. The Company is currently evaluating the impact that adoption of this statement will have on its results of operations and financial position.

3.    CORPORATE REORGANIZATION

        On November 30, 2001, JPI and the other stockholders of GFInet reorganized the ownership structure of GFInet and GLLC in order to streamline their operations and achieve certain operational, tax and related efficiencies. Prior to the Reorganization, JPI incorporated GFI Group Inc. ("GFI") under the laws of the State of Delaware.

        Pursuant to an agreement between JPI, GFI and GLLC, JPI contributed 99% of its membership interests in GLLC, as well as certain agreed-upon assets and liabilities of JPI, to GFI for consideration of 5.3 million shares of GFI Class A Common Stock. The remaining 1% of JPI's membership interest was redeemed at the closing of the Reorganization and issued to GFInet. GFI also entered into a merger agreement with GFInet, which provided for a merger of GFInet into a wholly-owned subsidiary of GFI with GFInet as the surviving corporation. Subsequently, GFI contributed 98% of its membership interest in GLLC to GFInet.

        As a result of the merger, the common stockholders of GFInet surrendered to GFI all of their shares of GFInet common stock in exchange for an equivalent number of shares of Class B Common Stock of GFI. In addition, the GFInet preferred stockholders surrendered to GFI all of their shares of GFInet Series A convertible preferred stock and GFInet Series B convertible preferred stock for an equivalent number of GFI Series A Preferred Stock and GFI Series B Preferred Stock, respectively. The outstanding options or warrants to purchase shares of GFInet's common stock became options or warrants to purchase shares of Class B Common Stock of GFI on the same terms. Upon completion of the Reorganization, JPI owned 74.2% of the Company prior to dilution for outstanding options and a warrant.

        This reorganization of entities under common control was accounted for similar to a pooling of interests. Accordingly, GFI restated the accompanying financial statements and financial data to represent the combined financial results of the previously separate entities for all periods presented.

4.    LOAN NOTES PAYABLE

        The balances outstanding on loan notes payable as of December 31, 2002 and 2003 and September 30, 2004 were as follows:

	2002	2003	September 30, 2004
			(unaudited)
Fenics Loan Note	$5,111	$—	$—
JPI Loan Note
Tranche A	2,500	—	—
Tranche B	9,250	9,250	9,250

Total	$16,861	$9,250	$9,250

        On October 1, 2001, GLLC paid a dividend to JPI for $30,000 in the form of cash and accounts receivable. Simultaneously, JPI loaned the cash and accounts receivables back to GLLC for a two tranche loan note and an agency note bearing interest of one month LIBOR plus 2.75%, 3.75%, 4.75% and 5.00% at December 31, 2001, 2002 and 2003 and September 30, 2004, respectively.

        Tranche A was repaid in two annual installments of $2,500 each, on November 30, 2002 and 2003, respectively. Tranche B is due for repayment in five annual installments of $1,850 each, commencing on June 15, 2007. This loan is secured by a second priority security interest in substantially all of the assets of the Company and certain of its subsidiaries.

        Also, loan notes of $9,057 denominated in British Pounds, were issued as part of the Fenics acquisition (see Note 5). The loan notes bore interest at rates between 9% and 11% with payments to be made on October 31, 2002 and January 31, 2003 in equal installments. The notes were repaid in full by February 2003.

        As of December 31, 2003 the combined aggregate maturities for all outstanding long-term loan notes payable were as follows:

2004	$—
2005	—
2006	—
2007	1,850
2008	1,850
Thereafter	5,550

Total	$9,250

5.    ACQUISITIONS AND RELATED INTANGIBLE ASSETS AND GOODWILL

        Fenics Acquisition — On April 5, 2001, GFInet acquired a majority interest (approximately 90%) of Fenics' outstanding capital stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date with the excess allocated to goodwill and other identified intangible assets. Upon an initial public offering, the remaining stockholders of Fenics could require the Company to acquire the minority shares of Fenics' stock still outstanding (532,098 shares). The purchase would be at a rate of 0.33 shares of the Company's common stock for each share of Fenics stock and can be accomplished with either the transfer of the Company's common stock or an equivalent amount in cash. In accordance with EITF Issue 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in the Stock of a Consolidated Subsidiary, we have accounted for this obligation at fair value, with a liability of $1,389 recorded on the acquisition date and included in other liabilities (the "Fenics Purchase Obligation"). Gains and losses from subsequent changes in the fair value of this obligation have been included in earnings.

        The purchase price of approximately $40,702 consisted of an exchange of 1,656,189 shares of GFInet's common stock at a price of $19.00 per share, the Fenics Purchase Obligation of $1,389 as noted above, and loan notes of $9,057, of which $6,822 was for the purchase of preferred stock and $2,235 was for dividends payable to GFInet as the holder of the preferred stock. To assist management in accounting for the transaction, management obtained a pricing analysis performed by an external valuation firm. There were $1,024 of direct transaction costs related to the acquisition, consisting primarily of legal, financial advisor and other professional fees, which were capitalized as part of the purchase price. Since April 5, 2001, Fenics' results of operations have been included in the Company's consolidated financial statements.

        Management determined the fair value of the identifiable intangible assets acquired based upon an independent valuation model. The purchase price and applicable valuation model at the date of acquisition of Fenics was allocated as follows:

	Purchase Price	Valuation Model
Property and equipment	$1,354	—
Net liabilities assumed, excluding property and equipment	(15,913)	—
Identifiable intangible assets:
Workforce in place	1,150	Cost Approach
Customer base	1,050	Cost Approach
Trade name	1,370	Income Approach
Core technology	10,130	Income Approach
Goodwill	41,561	—

Total	$40,702

        Goodwill and intangibles were being amortized using the straight-line method. Goodwill was being amortized over 40 years and intangibles are amortized between five and seven years, both subject to the effect of certain new accounting pronouncements. For the year ended December 31, 2001, amortization of goodwill and other intangible assets associated with this acquisition totaled $2,698.

        Effective January 1, 2002, in accordance with SFAS 142, goodwill was no longer being amortized, rather it is reviewed annually for impairment. Intangible assets with definite lives are amortized between 5 to 7 years.

        As a result of the adoption of SFAS 142, the workforce in place intangible asset is not being amortized and was reclassified as goodwill. The customer base, trade name, and core technology intangible assets have lives of 6 years, 6 years and 5 years, respectively. The average life of the amortizable intangible assets is 5.5 years. For the years ended December 31, 2001, 2002 and 2003 amortization of these intangible assets was $1,822, $806 and $806 respectively. In addition, during the year ended December 31, 2002, a patent was acquired with an original cost of $34. For the years ended December 31, 2002, and 2003, the Company recognized amortization related to the patent of $1 and $2 respectively.

        Had goodwill and the workforce in place intangible asset not been amortized during the year ended December 31, 2001, the Company's reported net loss would have been reduced by $510 to ($31,306) and the net loss per share would have been reduced by $0.10 to ($3.03).

        At December 31, 2003, expected amortization expense for the definite lived intangible assets and patent is as follows:

2004	$808
2005	808
2006	506
2007	103
2008	2

Total	$2,227

        Impairment of Intangible Asset and Goodwill — Not long after the acquisition of Fenics, the Company found that demand for its Internet based services had declined substantially. Accordingly, the Company made the strategic decision to discontinue Fenics' previously planned internet based operations which sought to provide online pricing analysis and execution of foreign exchange options transactions. This resulted in an impairment charge incurred in 2001 which was taken in order to reduce goodwill and an intangible asset associated with the Fenics acquisition to their estimated fair value. The potential impairment was measured using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in Fenics' current business model.

        As a result, the Company recorded a $37,451 impairment charge, of which $6,900 was applied to reduce core technology to $1,710 and the remaining impairment charge of $30,551 reduced goodwill to $10,256 both after taking into account the impact of amortization. The estimate of fair value was based upon the study developed in connection with the purchase price allocation used at the date of acquisition pursuant to which, projected discounted cash flows from the sale of the foreign exchange option-pricing model for the succeeding four years using a discount rate of 15.0% and an estimated terminal value (prior to discount) of approximately $30,000. The assumptions supporting the estimated cash flows, including the discount rate and an estimated terminal value, reflect management's best estimates. The discount rate was based upon the weighted average cost of capital for comparable companies and the risk associated with Fenics' business.

        Fenics' current business model is to offer analytics and market data products in selected markets that are used to build pricing models, develop trading strategies and manage price and revalue derivative portfolios.

        Commerex Acquisition — On April 17, 2001, GFInet acquired the remaining portion of the outstanding common stock of its subsidiary, Commerex.com Inc. ("Commerex") from the minority interest stockholders, bringing its ownership interest to 100%. Under the purchase method of accounting, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The purchase transaction was affected through the issuance of 75,834 shares of GFInet's common stock with a value of $1,517, at the date of acquisition.

        Prior to the purchase, the operations of Commerex had substantially ceased and substantially all assets and liabilities had been disposed of. As such, the net assets were zero on the date of acquisition. Accordingly, the total purchase of $1,517 was allocated to goodwill.

        After the acquisition, the Company performed an impairment assessment of goodwill due to the lack of continuing operations. As a result, the Company recorded an impairment charge of the entire $1,517, reducing goodwill to zero. On September 30, 2003, Commerex was merged with and into GFInet.

6.    DEPOSITS WITH CLEARING ORGANIZATIONS

        The Company maintains deposits at various clearing companies and organizations that perform clearing and custodial functions for the Company. These deposits consist of cash.

7.    ACCRUED COMMISSIONS RECEIVABLE

        Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and nonfinancial institutions for the execution of securities, commodities, foreign exchange and derivative brokerage transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $3,024, $2,154 and $2,219 as of December 31, 2002, 2003 and September 30, 2004, respectively. The allowance is based on management's estimate and is reviewed on a periodic basis based on the aging of outstanding receivables and counterparty exposure.

8.    RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

	As of December 31,		As of September 30,
	2002	2003	2004
			(Unaudited)
Receivables from brokers, dealers and clearing organizations:
Contract value of fails to deliver	$107,351	$154,666	$475,679
Balance receivable from clearing organizations	11,198	38,013	23,869

Total	$118,549	$192,679	$499,548

Payables to brokers, dealers and clearing organizations:
Contract value of fails to receive	$97,988	$154,709	$466,869
Balance payable to clearing organizations	—	18,236	3,584
Payable to financial institutions	2,155	4,745	3,960

Total	$100,143	$177,690	$474,413

        Substantially all open fail to deliver and fail to receive transactions at December 31, 2002 and 2003 have subsequently settled at the contracted amounts.

        Payable to clearing organizations of $18,236 and $3,584 at December 31, 2003 and September 30, 2004, represents amounts owed to clearing organizations in the normal course of operations.

9.    SOFTWARE INVENTORY

	As of December 31,		As of September 30,
	2002	2003	2004
			(unaudited)
Software inventory, cost
Work in process	$1,036	$1,772	$2,191
Finished goods	—	1,019	1,643

	1,036	2,791	3,834
Accumulated amortization	—	(255)	(742)

Software inventory, net	$1,036	$2,536	$3,092

        Amortization for the years ending December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004 was $0, $0, $255 and $487, respectively.

10.    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

        Property, equipment and leasehold improvements consist of the following:

	As of December 31,		As of September 30,
	2002	2003	2004
			(unaudited)
Software	$33,319	$38,419	$40,349
Computer equipment	10,197	10,909	13,130
Leasehold improvements	6,284	6,609	7,282
Communications equipment	5,633	6,406	7,410
Furniture and fixtures	1,849	1,968	2,814
Automobiles	212	181	181

	57,494	64,492	71,166
Accumulated depreciation and amortization	(25,702)	(34,415)	(43,084)

Property, equipment, and leasehold improvements less accumulated depreciation and amortization	$31,792	$30,077	$28,082

        Depreciation and amortization for the years ending December 31, 2001, 2002, 2003 and the nine months ended September 30, 2003 and 2004 was $8,207, $9,555, $9,234, $6,666 and $8,704, respectively.

11.    NOTES PAYABLE

        On July 4, 2002, the Company entered into a three year $50,000 Multicurrency Revolving and Term Facilities Agreement with three banks (the "2002 Credit Facility"). Included in the balance available is a $10,000 guarantee line that the Company can draw on for certain purposes including letters of credit. Amounts outstanding under the 2002 Credit Facility incur interest at the annual rate of one month LIBOR plus a margin of 2.25% or, if the Company's consolidated EBITDA, as defined in the agreement, is $12,500 or greater for the preceding calendar quarter, at the annual rate of one month LIBOR plus a margin of 1.75% (as of December 31, 2003, with respect to the revolving portion of the 2002 Credit Facility, 3.33% and with respect to the term portion of the 2002 Credit Facility, 3.41%). The interest rate on the guarantee is the margin, depending on the consolidated EBITDA, less 10 basis points (as of December 31, 2003, 2.15%).

        Amounts outstanding under the 2002 Credit Facility are secured by substantially all the assets of the Company and certain of the Company's subsidiaries. The maturity date of the 2002 Credit Facility is July 4, 2005. In addition, the Company is required to repay $2,500 of the Term loan per quarter beginning October 2004 with any remaining balance due on July 4, 2005, the maturity date of the credit facility.

	As of December 31,
	2002		2003
	Revolving	Term	Revolving	Term
Loan Available *	$30,000	$20,000	$30,000	$20,000
Loans Outstanding	$8,500	$20,000	$19,000	$20,000
Guarantee Outstanding	$5,000	N/A	$7,000	N/A

*
Amounts available under the Revolving portion include up to $10,000 for guarantees and letters of credit.

        As of December 31, 2003, the combined aggregate maturities for all outstanding long-term notes payable were as follows:

	Revolving	Term
2004	$—	$2,500
2005	19,000	17,500

Total	$19,000	$20,000

        At December 31, 2002 and 2003, notes payable were recorded net of unamortized loan fees of $395 and $253, respectively.

        The 2002 Credit Facility contains certain financial and other covenants. During 2003, the Company amended one of its restrictive covenants related to cash flow and relevant ratios were adjusted accordingly. The Company was in compliance with all applicable covenants, as amended, at December 31, 2002, 2003 and September 30, 2004.

        In August 2004, the Company entered into a new credit facility. See Note 28 for additional information.

12.    INCOME TAXES

        The provision for income taxes consists of the following:

	For the year ended December 31,
	2001	2002	2003
Current Provision:
Federal	$—	$612	$426
Foreign	8,876	9,537	9,906
State and local	1,043	1,131	3,324

Total current provision	9,919	11,280	13,656

Deferred (Benefit) Provision:
Federal	(4,199)	952	2,455
Foreign	504	(147)	(3,475)
State and local	(1,788)	2,385	249

Total deferred (benefit) provision	(5,483)	3,190	(771)

Total	$4,436	$14,470	$12,885

        The Company expects to file consolidated/combined income tax returns for Federal, state and local purposes for the year ended December 31, 2003. GLLC expects to file partnership income tax returns for the year ended December 31, 2003.

        As a result of the Reorganization described in Note 3, the results of the Company's operations for the year ended December 31, 2001, were included in several tax returns. JPI filed as a "S" corporation for the year ended December 31, 2001. GFInet filed a separate return for Federal, state and local purposes for the 11-month period ended November 30, 2001. The results of GFInet's operations for the one-month period ended December 31, 2001 were included in the consolidated/combined income tax returns of GFI Group Inc. for the period ended December 31, 2001. The results of operations for GLLC for the 11-month period ended November 30, 2001 were included in the consolidated income tax returns of JPI. GLLC filed partnership income tax returns for the one-month period ended December 31, 2001.

        Federal, state and local income taxes have been provided for the various entities recognized for tax purposes. Provision has also been made for taxes in foreign countries based on the profits of the foreign subsidiaries, as applicable.

        SFAS No. 109 requires the financial statement recognition of net deferred tax assets unless it is more likely than not that the assets will not be realized. Significant components of the Company's gross deferred tax assets (liabilities) were as follows:

	As of December 31,
	2002	2003
Deferred tax assets:
Foreign tax credits	$2,994	$2,405
Foreign deferred items	—	3,475
Net operating/capital loss carryforwards	4,847	4,082
Other credits	1,261	—
Liability reserves	1,800	1,437
Prepaid expenses	—	783
Other	123	2
Valuation allowance	(4,847)	(4,082)

Total deferred tax assets	$6,178	$8,102

Deferred tax liabilities:
Depreciation/amortization	$(2,113)	$(4,200)
Other	(348)	(440)
Prepaid expenses	(934)	—

Total deferred tax liabilities	$(3,395)	$(4,640)

Net deferred tax assets	$2,783	$3,462

        The deferred tax assets relating to foreign deferred items listed above consist primarily of foreign depreciation and software charges as well as unpaid intra-group royalties and interest. The deferred assets relating to net operating/capital loss carryforwards listed above consist of losses from operations in the U.S. and U.K. These carryforward losses are subject to certain limitations and will start to expire between 2007 and 2022. The decrease in the net operating/capital loss asset from 2002 to 2003 relates to the settlement of a tax audit and utilization of capital and net operating loss carryforwards in the U.S. However, due to the uncertainty as to the ultimate utilization of these assets, a full valuation allowance at December 31, 2002 and 2003, has been established to offset this asset.

        The difference between the Company's effective tax rate and the U.S. Federal statutory rate is due primarily to state and local income taxes, the effect of the Company's foreign operations, general business credits, non-deductibility of certain expenses (primarily promotional expenses) and the effect of the revaluations of certain business segments.

        A reconciliation of the statutory U.S. Federal income taxes to the Company's income tax provision for earnings follows:

	For the year ended December 31,
	2001	2002	2003
U.S. Federal income tax at corporate statutory rate	35.0%	35.0%	35.0%
U.S. income not subject to U.S. Federal corporate tax	3.6	0.0	0.0
U.S. state and local tax	2.6	8.5	8.5
Write-off of goodwill	(51.5)	0.0	0.0
Effect of foreign operations	(0.1)	6.0	(2.4)
Non-deductible expenses	(7.5)	5.0	4.5
General business credit	0.0	(2.4)	(0.8)
Other	1.7	2.0	2.3

Effective tax rate	(16.2)%	54.1%	47.1%

        Significant items affecting the 2001 rate reconciliation that do not affect subsequent rate reconciliations include certain U.S. income not subject to tax (pre-conversion to subchapter C corporation status) and certain deductions not allowable as expenses for U.S. income tax purposes (write-off of goodwill relating to Fenics).

        As discussed above, on November 30, 2001, GFI "converted" from a subchapter S corporation to a subchapter C corporation for U.S. Federal income tax purposes. Generally, under U.S. income tax principles, a subchapter S corporation is not subject to Federal income tax. As such, income earned in 2001 prior to the conversion was not subject to tax at the corporate level. The tax burden on such income was incurred by the stockholders directly. This represents an approximate 3.6% beneficial impact on the 2001 rate reconciliation. Additionally, during 2001, goodwill, which was written off for financial accounting purposes, was not deductible for tax purposes. This represents an approximate 51.5% detrimental impact on the 2001 rate reconciliation.

13.    EARNINGS PER SHARE

        The Company adopted EITF Issue 03-6 and the use of the two-class method for the computation of basic earnings per share in the period ended June 30, 2004. Prior to the adoption of EITF Issue 03-6, the Company applied the guidance in EITF Topic D-95 and accordingly included participating securities in weighted average common shares outstanding using the "if-converted" method. The presentation below recasts basic earnings per share to be compliant with EITF Issue 03-6. Basic earnings per share did not change as a result of the adoption of EITF Issue 03-6.

        The Series C Redeemable Convertible Preferred Stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock (together, the "Convertible Preferred Securities") are participating securities, such that in the event a dividend is declared or paid on the common stock, the Company must declare and pay dividends on the Convertible Preferred Securities as if the Convertible Preferred Securities had been converted into common stock. Basic earnings per share for Class A and

Class B common stock is calculated by dividing net income (loss) available to common stockholders by the weighted average number of Class A and Class B common shares outstanding, respectively, during the period. The Convertible Preferred Securities do not have a contractual obligation to share in the net losses of the Company and therefore are not allocated any losses for the year ended December 31, 2001.

        Diluted earnings per share is calculated by dividing net income (loss) by the sum of the weighted average number of shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, contingently issuable shares of Class B common stock to the Series C Redeemable Convertible Preferred Stockholders (see Note 14) and outstanding stock options and a warrant using the "treasury stock" method.

        Basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, were as follows:

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Basic earnings per share
Net income (loss) applicable to stockholders	$(31,816)	$12,274	$14,464	$11,903	$19,766
Income allocated to participating preferred stockholders	—	(2,906)	(4,280)	(3,522)	(5,849)

Income (loss) available to common stockholders	$(31,816)	$9,368	$10,184	$8,381	$13,917
Weighted average common shares outstanding:
Class A common stock	447,008	5,632,931	5,893,646	5,893,646	5,893,646
Class B common stock	9,706,703	10,154,002	10,155,809	10,155,809	10,155,809

Weighted average common shares outstanding	10,153,711	15,786,933	16,049,655	16,049,655	16,049,655

Basic earnings per share — Class A and Class B common stock	$(3.13)	$0.59	$0.63	$0.52	$0.87

Diluted earnings per share
Net income (loss) applicable to stockholders	$(31,816)	$12,274	$14,464	$11,903	$19,766
Weighted average common shares outstanding	10,153,711	15,786,933	16,049,655	16,049,655	16,049,655
Effect of dilutive shares
Options and warrant	—	—	—	—	153,564
Convertible preferred shares	—	3,020,628	3,021,034	3,021,034	3,021,034
Redeemable convertible preferred shares	—	2,162,718	3,723,545	3,723,545	3,723,545
Effect of contingently issuable shares subject to Series C purchase price adjustment	—	261,133	899,184	899,184	1,348,776

Weighted average shares outstanding and common stock equivalents	10,153,711	21,231,412	23,693,418	23,693,418	24,296,574

Diluted earnings per share	$(3.13)	$0.58	$0.61	$0.50	$0.81

        Due to the net loss in 2001, options and warrants to purchase 2,118,692 shares of common stock and preferred shares convertible into 3,001,632 shares of common stock were excluded from the computation of diluted earnings per share because their effect would be anti-dilutive. Options and a warrant to purchase 1,839,755, 1,674,882 and 298,157 shares with exercise prices greater than the average market prices of common stock, as estimated by management, were outstanding during 2002 and 2003 and the nine months ended September 30, 2004, respectively, and were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive. Options to purchase 648,236, 803,552 and 1,182,289 shares were outstanding under the GFI Group Inc. 2002 Plan at December 31, 2002, 2003 and September 30, 2004, respectively and were excluded from the computation of diluted earnings per share for the respective periods because the contingency related to the exercisability of these options was not met (see Note 18). Once this contingency has been met, options granted under the GFI Group Inc. 2002 Plan will be included in diluted earnings per share to the extent they are dilutive.

14.    SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK

        During 2002, GFI issued 3,723,545 shares of Series C Redeemable Convertible Preferred Stock (the "Series C Preferred Stock"). As of December 31, 2002 and 2003, 3,723,545 shares are outstanding.

        Redemption:    At any time, and from time to time, after the fifth anniversary of the Series C Preferred Stock issuance date, holders of a majority of the outstanding shares of the Series C Preferred Stock may request redemption of all or any part of the outstanding shares of Series C Preferred Stock. The redemption price per share of Series C Preferred Stock shall be an amount equal to the Series C Preferred Stock issuance price multiplied by one and one-half (1.5).

        Conversion:    Each share of Series C Preferred Stock is convertible at the option of the holder thereof at any time into shares of Class B Common Stock at an initial conversion rate of one share of Class B Common Stock for each share of Series C Preferred Stock. Upon the earlier to occur of an IPO or the election of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock to convert such shares into Class B Common Stock, each share of Series C Preferred Stock will also be automatically converted into Class B Common Stock. In the event such automatic conversion is due to the occurrence of an IPO, the Series C Preferred Stock will be converted into Class B Common Stock at a conversion rate based on the initial public offering price per share to the public at the time of an IPO (the "IPO price"). In the event that the IPO price is less than twice the original issuance price of the Series C Preferred Stock, as adjusted, each holder of Series C Preferred Stock will receive shares of Class B Common Stock with a value, based on the IPO price, that is twice the Series C Preferred Stock issuance price for each share of Series C Preferred stock. If the IPO price is greater than twice the original issuance price of the Series C Preferred Stock, as adjusted, each share of Series C Preferred Stock would convert into one share of Class B Common Stock.

        Dividends:    Before the payment of any dividends in respect of any shares of GFI Common Stock, the holders of the Series C Preferred Stock (on an as-if-converted to GFI Class B Common Stock basis) are entitled to share ratably with the holders of GFI Common Stock in certain dividends declared on the Class B Common Stock.

        Voting Rights:    The holders of the Series C Preferred Stock, voting separately as a class, have certain voting and veto rights, including the right to elect two of the directors of the Company. In addition, the holders of Series C Preferred Stock have the right to vote, together with holders of Class B Common Stock as a single class, on all matters upon which the holders of Class B Common Stock (other than the election of directors) are entitled to vote pursuant to applicable Delaware law or GFI's Certificate of Incorporation.

        Liquidation Preference:    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of GFI, before any payment or distribution of the assets of, or the proceeds thereof, may be made or set apart for the holders of any stock ranking junior to the Series C Preferred Stock upon liquidation, the holders of Series C Preferred Stock are entitled to receive, a liquidating distribution in an amount equal to greater of (a) the Series C Preferred Stock issuance price plus an amount equal to 8% of the Series C Preferred Stock issuance price compounded annually, or (b) sum of the Series C Preferred Stock issuance price plus the net distributable proceeds that the holders of the Series C Preferred Stock would be entitled to receive for each share of Series C Preferred Stock upon a liquidation event assuming a hypothetical conversion into Class B Common Stock immediately prior to such liquidation event.

        Rank:    The Series C Preferred Stock generally ranks senior to the GFI Common Stock as well as the Company's Series A and B Preferred Stock, as to payment of dividends, voting, distributions of assets upon liquidation, dissolution or winding-up, whether voluntary or involuntary, or otherwise.

        Purchase Price Adjustment:    In the event that an IPO or certain other corporate events set forth in the Series C Preferred Stock purchase agreement have not taken place prior to the third anniversary of the issuance of the Series C Preferred Stock and the Company has not met certain earnings thresholds, the Company shall issue to the then-current holders of the Series C Preferred Stock 449,592 shares of Class B Common Stock, subject to adjustment, for each of the three years following the Series C Preferred Stock issuance date in which the thresholds were not met. Such shares of Class B Common Stock, if and when issued, shall be subject to redemption on similar terms as set forth above for the Series C Preferred Stock.

15.    STOCKHOLDERS' EQUITY

        As discussed in Note 3, the Company reorganized its operations on November 30, 2001. The transaction was accounted for in a manner similar to a pooling of interests, therefore all prior period amounts have been restated.

        GFI Group Inc.'s equity capital structure consists of Class A Common Stock, Class B Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

	Class A Common Stock Shares	Class B Common Stock Shares
Authorized	100,000,000	300,000,000
Issued:
2001	5,263,157	1,732,023
2002	630,689	2,734
2003	—	—
Outstanding:
January 1, 2001	—	8,421,052
December 31, 2001	5,263,157	10,153,075
December 31, 2002	5,893,846	10,155,809
December 31, 2003	5,893,846	10,155,809
Par value per share	$0.01	$0.01

        Capital transaction with JPI — During the fourth quarter of 2001, the Company issued 5,263,157 Class A Common Shares to JPI in connection with the Reorganization. As part of the Reorganization, certain assets and liabilities of JPI were contributed to the Company, resulting in the assumption of a net liability by the Company (see Note 3).

        Share Issuance — During the second quarter of 2001, the Company issued 1,656,189 Class B Common Shares at $19.00 per share in connection with the acquisition of Fenics and 75,834 Class B Common Shares with a value of $1,517 in connection with the acquisition of the remaining outstanding common stock of Commerex (see Note 5).

        Share Issuance— During the second quarter of 2002, the Company issued 630,688 Class A Common Shares to JPI simultaneously with the closing of the issuance of the Series C Preferred Stock described in Note 14. The issuance of the Class A Common Shares was in full satisfaction of the Company's outstanding obligations to JPI arising out of the Reorganization.

Common Stock

        Each holder of GFI Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of holders of the Company's preferred stock, the holders of GFI Common Stock are entitled to receive dividends when, as and if declared by GFI's board of directors. Except as described below, the shares of GFI Common Stock do not have any preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions.

        Class A Common Stock:    In addition to the rights of the holders of Common Stock described generally above, the holders of GFI's Class A Common Stock have certain additional voting and veto rights, including the right to elect 60% of the directors of the Company.

        Each share of Class A Common Stock will be automatically converted into GFI Class B Common Stock at an initial conversion rate of one share of Class B Common Stock for each share of Class A

Common Stock immediately prior to the closing of a qualified initial public offering ("IPO") or upon the majority election of the holders of the then outstanding shares of Class A Common Stock.

        Class B Common Stock:    In addition to the rights of the holders of Common Stock described generally above, the holders of GFI's Class B Common Stock, voting separately as a class, have the right to elect two of the directors of the Company.

Preferred Stock

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
	Shares	Amount	Shares	Amount
Authorized	28,000,000	—	2,000,000	—
Issued:
2001	17,368	$165	12,626	$240
2002	2,620	25	—	—
2003	—	—	—	—
Outstanding:
January 1, 2001	2,822,105	$26,019	166,315	$2,620
December 31, 2001	2,839,473	26,184	178,941	2,860
December 31, 2002	2,842,093	26,209	178,941	2,860
December 31, 2003	2,842,093	26,209	178,941	2,860
Par value per share	$0.01		$0.01

        Share Issuance — During the third quarter of 2001, the Company issued 15,263 Series A Convertible Preferred Shares for $145,000 and issued 2,105 Series A Convertible Preferred Shares as payment for professional services rendered with a value of $20,000. In addition, during the second quarter of 2001, the Company issued 15,263 Series B Convertible Preferred Shares as payment for acquired software.

        Share Issuance — During the first quarter of 2002, the Company issued 2,620 Series A Convertible Preferred Shares for $25,000.

Series A Convertible Preferred Stock

        Conversion:    Each share of Series A Convertible Preferred Stock (the "Series A Preferred Stock") is convertible at the option of the holder thereof at any time into shares of Class B Common Stock of the Company at an initial conversion rate of one share of Class B Common Stock for each share of Series A Preferred Stock. In addition, each share of Series A Preferred Stock will be automatically converted into one share of Class B Common Stock, as adjusted for certain corporate events, upon the earlier to occur of an IPO or the majority election of the holders of the then outstanding shares of Series A Preferred.

        Dividends:    Before the payment of any dividends in respect of any shares of GFI Common Stock, the holders of the Series A Preferred Stock (on an as-if-converted to GFI Class B Common Stock basis) are entitled to share ratably with the holders of GFI Common Stock in certain dividends declared on the Class B Common Stock.

        Voting Rights:    The holders of GFI's Series A Preferred Stock, voting separately as a class, have certain voting and veto rights, including the right to elect one of the directors of the Company. In addition, the holders of Series A Preferred Stock have the right to vote, together with holders of Class B Common Stock as a single class, on all matters upon which the holders of Class B Common Stock (other than the election of directors) are entitled to vote pursuant to applicable Delaware law or GFI's Certificate of Incorporation.

        Liquidation Preference:    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of GFI, before any payment or distribution of the assets of GFI, or the proceeds thereof, may be made or set apart for the holders of any stock ranking junior to the Series A Preferred Stock upon liquidation, the holders of Series A Preferred Stock are entitled to receive a liquidating distribution of $9.50 per share, subject to adjustment, plus any accrued and unpaid dividends.

        Rank:    The Series A Preferred Stock generally ranks senior to the GFI Common Stock and on parity with the Series B Preferred Stock as to payment of dividends, voting, distributions of assets upon liquidation, dissolution or winding-up, whether voluntary or involuntary, or otherwise.

Series B Convertible Preferred Stock

        Conversion:    Each share of Series B Convertible Preferred Stock (the "Series B Preferred Stock") will be automatically converted into shares of Class B Common Stock, immediately prior to the closing of an IPO, at an initial conversion rate of one share of Class B Common Stock for each share of Series B Preferred Stock.

        Dividends:    Before the payment of any dividends in respect of any shares of GFI Common Stock, the holders of the Series B Preferred Stock (on an as-if-converted to GFI Class B Common Stock basis) are entitled to share ratably with the holders of GFI Common Stock in certain dividends declared on the Class B Common.

        Voting Rights:    Except as provided by law, the Series B Preferred Stock generally does not have any voting rights. To the extent the Series B Preferred Stock has voting rights, such stock is required to be voted equally with the shares of Class B Common Stock, and not as a separate class.

        Liquidation Preference:    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of GFI, before any payment or distribution of the assets of GFI, or the proceeds thereof, may be made or set apart for the holders of any stock ranking junior to the Series B Preferred Stock upon liquidation, the holders of Series B Preferred Stock are entitled to receive a liquidating distribution of $14.25 per share, plus any accrued and unpaid dividends.

        Rank:    The Series B Preferred Stock generally ranks senior to the GFI Common Stock and on parity with the Series A Preferred Stock as to payment of dividends, voting, distributions of assets upon liquidation, dissolution or winding-up, whether voluntary or involuntary, or otherwise.

        Dividends to JPI — Historically, GFI has paid dividends to JPI in amounts at least equal to the amount of corporate income taxes that would have been payable had JPI not been an S corporation. Amounts paid were $3,266, $4,536 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively. The amount paid in 2002 related to JPI's tax liabilities for the 11-month period ended November 30, 2001. This amount represented a distribution that was declared prior to the reorganization for the benefit of JPI, the sole member of GLLC on the date that the distribution was declared. In addition, on October 1, 2001, GLLC paid a dividend to JPI of $30,000 in cash and accounts receivable (see Note 4).

16.    COMMITMENTS AND CONTINGENCIES

        The Company has non-cancelable operating leases for computer hardware and software, communications equipment, and office space that expire on various dates through 2016. At December 31, 2003, the future minimum rental commitments under such leases are as follows:

2004	$3,772
2005	3,532
2006	3,296
2007	3,141
2008	3,141
Thereafter	16,930

Total	$33,812

        Many of the leases for office space contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. Rent expense under the leases for the years ended December 31, 2001, 2002, and 2003 was $2,089, $4,077, and $3,990, respectively.

        The Company, through its subsidiary GFI UK Holdings, entered into lease agreements with an affiliate, which expire in 2016. Under these agreements, GFI UK Holdings is required to pay an annual rent of £500 ($893 at December 31, 2003, which is included in the future rental commitments table). In December 2004 the Company agreed to terminate this lease. See Note 28 for additional information.

        Contingencies—In the normal course of business, the Company and certain subsidiaries included in the consolidated financial statements have been named as defendants in various lawsuits and proceedings and have been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. We are subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. The Company accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date. The Company has recorded reserves for certain contingencies to which we may have exposure, such as reserves for certain income tax and litigation contingencies and contingencies related to the employer portion of National Insurance Contributions in the U.K.

        It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of these matters will not significantly exceed the reserves accrued by the Company. It is the opinion of the Company's management that the ultimate resolution of these matters, while not likely to have a material adverse effect on the consolidated financial condition of the Company, could be material to the Company operating results for any particular period.

        Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange and derivative markets.

        Guarantees — The Company, through its subsidiaries, is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members may be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

17.    RETIREMENT PLANS

        In the United States, the Company has established the GFI Group 401(k) plan, pursuant to the applicable laws of the Internal Revenue Code. It is available to all eligible U.S. employees as stated in the plan document and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees may voluntarily contribute a portion of their compensation, not to exceed the statutory limit. The Company did not make any contributions to the plan for the years ended December 31, 2001, 2002, or 2003.

        In the U.K. the Company has established two defined contribution plans pursuant to the applicable laws in the U.K. Employees of the U.K. subsidiaries may voluntarily designate a portion of their monthly compensation to be contributed, which the Company matches up to a certain percentage. The GFI Group Personal Pension Plans are open to all U.K. employees after the completion of three months of employment. Additionally, there is an Occupational Pension Plan which is available only to senior employees. The Company also matches contributions made under this plan. The Company has made aggregate contributions of $341, $796 and $959 in 2001, 2002 and 2003, respectively, for the GFI Group Personal Pension Plans and Occupational Pension Plan.

18.    STOCK OPTIONS

        As of December 31, 2003, the Company maintained two stock option plans: The GFI Group Inc. 2002 stock option plan (the "GFI Group Plan") and the GFInet inc. 2000 stock option plan (the "GFInet Plan"). Under each plan: options may be granted to employees, non-employee directors or consultants to the Company; both incentive and non-qualified stock options are available for grant; options are issued with terms up to ten years from date of grant; and options are generally issued with an exercise price equal to or greater than the fair market value at the time the option is granted. In addition to these terms, both the GFI Group Plan and the GFInet Plan contain events that must occur prior to any options becoming exercisable. Options outstanding under both plans will be exercisable into Class B Common Stock.

        The exercisability of options issued under the GFI Group Plan is contingent upon the Company completing an initial public offering of the Company's common stock. In the event that an initial public offering is not consummated prior to the expiration of the term, the stock option will terminate. Pursuant to the requirements of APB 25, the measurement date for options issued under the GFI Group Plan is later than the grant date; therefore, the measurement date for options issued prior to January 1, 2003 will occur as of the date of the consummation of an initial public offering. Subsequent to December 31, 2003, the Company amended all outstanding options issued under the GFI Group Plan prior to January 1, 2003 to extend the term of each option. These amendments were accounted for as modifications under SFAS 123. Pursuant to the requirements of SFAS 123, options issued on or after January 1, 2003 are measured at fair value at the date of grant. All options modified after January 1, 2003 are measured at the incremental fair value of the options calculated on the date of modification, in addition to the amount calculated as fair value on the date of grant. For options issued on or modified after January 1, 2003, compensation expense measured on the date of grant or modification will not be recorded until the consummation of an initial public offering. Upon consummation of an initial public offering, compensation expense related to options issued during the year ended December 31, 2003 will not have a material effect on the consolidated financial statements in the interim or annual period in which the initial public offering occurs nor in any future periods. Upon consummation of an initial public offering, compensation expense related to options issued or modified subsequent to December 31, 2003 may have a material impact in the interim period in which an initial public offering occurs. Based on options outstanding at September 30, 2004, the compensation charge related to these options as estimated at date of grant is expected to be $1,524, or $937 net of tax. Of this, approximately $559, or $335 net of tax, would have been recorded through September 30, 2004 based on applicable service periods if the exercisability of the options had not been contingent upon consummation of an initial public offering. Management is unable to estimate the impact on the interim period until such initial public offering occurs because the expense to be recorded is dependent on the vested portion of options at that date.

        The exercisability of options issued under the GFInet Plan is contingent upon the earlier of the Company completing an initial public offering of the Company's common stock, or the date upon which certain limited liability companies that have purchased our capital stock distribute such capital stock to their members. Pursuant to their respective limited liability agreements, each limited liability company will dissolve, and any shares of our capital stock that it held would be distributed to its members on June 30, 2005 unless a registration statement is filed with the SEC with respect to a qualified initial public offering, in which case the distribution date shall be extended to the earlier of eighteen months after the initial filing of a registration statement, withdrawal of the registration statement or the actual dissolution of the limited liability companies. In the event an initial public offering has not occurred and employees exercise options, stockholders will be bound by certain restrictions, including the passage of time, prior to resale. The measurement date for all options issued under the GFInet Plan was the date of grant. During 2001, options were issued under the GFInet Plan with exercise prices below the fair market value of the stock at the date of grant. Accordingly, $216, $271 and $44 was recognized as compensation expense during the years ended December 31, 2001, 2002 and 2003, respectively.

        The fair value of the options granted or modified under both the GFI Group Plan and GFInet Plan was estimated on the date of grant or modification using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%; (ii) expected term of five years; (iii) volatility of 0%; and (iv) an average risk-free interest rate of 4.5%, 3.7% and 2.9% for the years ended December 31, 2001, 2002 and 2003, respectively. In estimating the fair value of options granted subsequent to filing its initial registration statement on June 16, 2004, the Company assumed a volatility of 34% that was based on the average volatilities of comparable public entities. Options under both plans vest ratably over a period of two to four years.

        All repriced and modified options are reflected as cancellations and grants in all the summaries below of stock option transactions.

        A summary of stock option transactions is as follows:

	GFI Group Plan		GFInet Plan
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding January 1, 2001	—	$—	1,368,211	$11.30
Granted	—	—	586,952	15.30
Terminated	—	—	(19,158)	10.55

Outstanding December 31, 2001	—	—	1,936,005	12.52
Granted	654,920	11.88	159,263	12.31
Terminated	(6,684)	11.88	(360,776)	13.19

Outstanding December 31, 2002	648,236	11.88	1,734,492	12.36
Granted	208,316	11.88	—	—
Terminated	(53,000)	11.88	(164,873)	14.25

Outstanding December 31, 2003	803,552	11.88	1,569,619	12.12
Granted (Unaudited)	1,018,025 *	11.88	141,052	11.93
Terminated (Unaudited)	(639,288)	11.88	(250,643)	14.37

Outstanding September 30, 2004 (Unaudited)	1,182,289	11.88	1,460,028	11.72

*
Included in the number of options granted under the GFI Group Plan during the nine months ended September 30, 2004 are options to purchase 52,632 shares of the Company's common stock with an exercise price equal to the initial public offering price and options to purchase 95,579 shares of the Company's common stock with an exercise price equal to the initial public offering price; provided however, if the Company has not completed an initial public offering prior to June 30, 2005, then the exercise price for such options will be $11.88. The exercise prices were assumed to be $11.88 at the date of grant for purpose of disclosure in this table only and will be subsequently adjusted to reflect the initial public offering price.

        The following table summarizes information about the GFI Group Plan options as of December 31, 2003:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Options Outstanding as of December 31, 2003	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of December 31, 2003	Weighted Average Exercise Price
$11.88	803,552	8.70	$11.88	—	—

        The following table summarizes information about the GFInet Plan options as of December 31, 2003:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Options Outstanding as of December 31, 2003	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of December 31, 2003	Weighted Average Exercise Price
$ 9.50	1,080,830	6.47	$9.50	—	—
11.88	98,947	6.97	11.88	—	—
14.25	34,947	7.01	14.25	—	—
19.00	280,053	7.16	19.00	—	—
21.38	3,684	7.02	21.38	—	—
23.75	71,158	6.69	23.75	—	—

        The following table summarizes information about the GFI Group Plan options as of September 30, 2004 (unaudited):

	Stock Options Outstanding				Stock Options Exercisable
Exercise Price	Options Outstanding as of September 30, 2004		Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of September 30, 2004	Weighted Average Exercise Price
$11.88	1,182,289	*	9.45	$11.88	—	—

*
Included in the number of options granted under the GFI Group Plan during the nine months ended September 30, 2004 are options to purchase 52,632 shares of the Company's common stock with an exercise price equal to the initial public offering price and options to purchase 95,579 shares of the Company's common stock with an exercise price equal to the initial public offering price; provided, however, if the Company has not completed an initial public offering prior to June 30, 2005, then the exercise price for such options will be $11.88. The exercise prices were assumed to be $11.88 at the date of grant for purpose of disclosure in this table only and will be subsequently adjusted to reflect the initial public offering price.

        The following table summarizes information about the GFInet Plan options as of September 30, 2004 (unaudited):

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Options Outstanding as of September 30, 2004	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of September 30, 2004	Weighted Average Exercise Price
$ 9.50	1,023,976	5.30	$9.50	—	—
11.88	137,895	7.99	11.88	—	—
14.25	32,684	6.26	14.25	—	—
19.00	215,368	6.41	19.00	—	—
21.38	526	6.26	21.38	—	—
23.75	49,579	5.85	23.75	—	—

        Fenics Plan — In addition, the Company maintained the Fenics 2000 Employee Stock Option Plan (the "Fenics Plan") which was dissolved during the year ended December 31, 2002. Under the Fenics Plan: options were granted to employees of Fenics; non-qualified options were granted; options were issued with terms of up to ten years from date of grant; and options were issued with an exercise price equal to or greater than the fair market value at the time the option was granted.

        The fair value of the options granted under the Fenics Plan were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0%; (ii) expected term of ten years; (iii) volatility of 0%; and (iv) a weighted average risk-free interest rate of 5.11%. Options vested ratably over a period of two to four years.

        A summary of stock option transactions for the Fenics Plan is as follows:

	Fenics Plan
	Options	Weighted Average Exercise Price
Outstanding January 1, 2001	735,528	$2.30
Terminated	(233,576)	2.25

Outstanding December 31, 2001	501,952	2.32
Terminated	(501,952)	2.32

Outstanding December 31, 2002	—	—

        At December 31, 2003, the Fenics Plan had no options outstanding or exercisable.

        Warrant — At December 31, 2003, there was one warrant outstanding to purchase 0.1 million shares of Class B Common Stock at $9.50 per share. The warrant was issued in June 2000 to Newnetco LLC as compensation primarily for consulting services relating to the Company's efforts to develop its technology. The warrant became exercisable in May 2002 and expires on June 15, 2005. The warrant vested equally over a period of 18 months on a monthly basis beginning on June 15, 2000.

19.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        The Company, through GLLC and GFInet and their primary subsidiaries, operates as an inter-dealer broker. In this role, the Company is interposed between buyers and sellers ("counterparties"). Brokerage transactions facilitated by the Company are settled primarily between the counterparties on a give-up basis. Those transactions not settled in this manner are transacted on a matched principal basis and are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. The Company does not anticipate nonperformance by counterparties. The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standing of counterparties with which it conducts business.

        Unsettled transactions (i.e., securities failed-to-receive and securities failed-to-deliver) are attributable to matched-principal transactions executed by subsidiaries and are recorded at contract value. Cash settlement is achieved upon receipt or delivery of the security. In the event of nonperformance, the Company may purchase or sell the security in the market and seek reimbursement for losses from the contracted counterparty.

20.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to brokers, dealers and clearing organizations. These receivables and payables are short term in nature and have subsequently substantially all settled at the contracted amounts. The Company's debt obligations are carried at historical amounts. The fair value of the Company's debt obligations was estimated using market rates of interest available to the Company for debt obligations of similar types and approximates the carrying value at December 31, 2002 and 2003 and September 30, 2004. The Company's derivatives are summarized below, showing the fair value of the related assets and liabilities included in other assets or other liabilities in the Consolidated Statement of Financial Condition as of December 31, 2002 and 2003 and September 30, 2004:

	December 31,
Asset/(Liabilities)			September 30,
	2002	2003	2004
			(unaudited)
Forward Exchange Contracts	$1,615	$716	$478
Fenics Purchase Obligation	(650)	(452)	(879)

        The fair value of the Forward Exchange Contracts was estimated based on quoted market prices of comparable instruments. The fair value of the Fenics Purchase Obligation was estimated using an exchange option model that included assumptions of management's estimate of the fair value of the common stock of the Company and the common stock of Fenics, volatility, correlation and the expected life of the obligation.

21.    REGULATORY REQUIREMENTS

        SLLC is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"). Also, SLLC is a registered introducing broker with the National Futures Association and the Commodity Futures Trading Commission. Accordingly, SLLC is subject to the Net Capital rules under the Securities Exchange Act of 1934 and the NASD, and SLLC is subject to the Net Capital rules under the Commodity Exchange Act. Under these rules, SLLC is required to maintain minimum Net Capital of not less than the greater of $250 or 2% of aggregate debits, as defined.

        On November 30, 2003, SLLC merged with Inter-Dealer Brokers LLC, a wholly-owned subsidiary of GFInet, and a registered broker-dealer. This merger was accounted for in a manner similar to a pooling of interests. SLLC was the surviving entity of the merger.

        At December 31, 2003, SLLC had Net Capital and Excess Net Capital as follows:

SLLC
Net Capital at December 31, 2003	$17,404
Minimum Net Capital	250

Excess Net Capital	$17,154

        GFI Brokers Limited ("Brokers"), GFI Securities Limited ("Securities") and GFInet U.K. Limited ("Net UK") are subject to the capital requirements of the Financial Services Authority in the United Kingdom. Under this rule, minimum capital, as defined, must be maintained as follows:

	Brokers	Securities	Net UK
Net Capital at December 31, 2003	$12,546	$17,384	$17,575
Minimum Net Capital Required	3,539	4,997	7,864

Excess Net Capital	$9,007	$12,387	$9,711

        GFI (HK) Securities LLC is subject to the capital requirements of the Securities and Futures Commission in Hong Kong, which require that GFI (HK) Securities LLC maintain minimum capital, as defined, of approximately $386. At December 31, 2003, GFI (HK) Securities LLC had capital of approximately $1,698, which exceeded the minimum requirement by approximately $1,312.

        Regulatory rules may restrict the Company's ability to withdraw capital from its regulated subsidiaries. The Company's regulated subsidiaries were in compliance with all minimum net capital requirements as of September 30, 2004.

22.    GEOGRAPHIC INFORMATION

        The Company offers its products and services in the United States, the United Kingdom and the Asia-Pacific region.

        Information regarding revenue for the years ended December 31, 2001, 2002 and 2003, and information regarding long-lived assets (defined as property, equipment, leasehold improvements and software inventory) in geographic areas as of December 31, 2002 and 2003 are as follows:

	For the year ended December 31,
	2001	2002	2003
Revenues:
United States	$93,446	$114,905	$101,666
United Kingdom	115,015	144,120	143,911
Asia-Pacific	11,897	16,195	20,267

Total	$220,358	$275,220	$265,844

	As of December 31,
	2002	2003
Long-lived Assets, as defined:
United States	$28,942	$29,021
United Kingdom	3,209	2,907
Asia-Pacific	677	685

Total	$32,828	$32,613

        Revenues are attributed to geographic areas based on the location of the Company's brokers.

23.    OTHER INCOME

        On February 28, 2002, the Company sold its U.S. treasury repurchase agreement brokerage desk for $1,350.

        During the year ended December 31, 2002, the Company received insurance proceeds related to business interruption in connection with the September 11, 2001 terrorist attacks in New York City of approximately $1,700.

        In the normal course of business, the Company does not enter into derivative contracts for speculative purposes. During the period from June 2002 to July 2003, the Company entered into foreign currency forward contracts for terms of not more than eighteen months to mitigate its exposure of foreign currency exchange rate fluctuations. The Company protects itself from adverse currency rate fluctuations in firmly committed and projected future foreign currency transactions. These forward contracts were primarily denominated in United States Dollars and Euros and were convertible into British Pounds. All derivative contracts, such as foreign exchange contracts, are recorded at their fair value; therefore, gains (losses) of $0, $1,615 and ($1,360) on such instruments are included in the Consolidated Statement of Operations as other income for the years ended December 31, 2001, 2002 and 2003, respectively.

24.    DERIVATIVES AND HEDGING ACTIVITIES

        The Company is exposed to changes in the U.S. Dollar compared to the British Pound and the Euro for anticipated sales and expenses in those currencies. The risk management policy of the Company is to manage transactional foreign exchange exposure through the use of foreign exchange forward contracts. In July 2003, the Company entered into a series of eighteen foreign exchange forward contracts, each settling monthly over an eighteen month period, to hedge certain transactions denominated in foreign currencies between the contract date and their ultimate settlement. In April 2004, the Company entered into another foreign exchange forward contract that settled on September 30, 2004. These contracts have been designated as cash flow hedges. The derivatives are recorded in the Consolidated Statements of Financial Condition at fair value in other assets or other liabilities. Gains and losses on the effective portion of the hedges as well as on the underlying items being hedged are recorded to other income in the Consolidated Statements of Operations. For the year ended December 31, 2003 and the nine months ended September 30, 2004, there was no hedge ineffectiveness. For the year ended December 31, 2003, and the nine months ended September 30, 2004, unrealized gains (losses) before tax totaling $716 and ($517), respectively, were recorded as other comprehensive income. There has been no discontinuance of cash flow hedges that would require a reclassification of gains into earnings. Management does not anticipate any events or transactions that would result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income due to hedge discontinuance.

        The Company does not hold or issue financial instruments for trading purposes. The counterparty with whom the Company trades foreign exchange contracts is a major international financial institution. The Company monitors its positions with and the credit quality of this financial institution and does not expect nonperformance by the counterparty.

25.    OTHER COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31,			For the nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Unrealized gain (loss) on foreign exchange forward contracts
Current Period Change:
Before Tax Amount	$—	$—	$716	$1,160	$(517)
Tax Expense (Benefit)	—	—	(299)	(484)	215

After Tax Amount	$—	$—	$417	$676	$(302)

Foreign currency translation adjustment
Before Tax Amount	$277	$(97)	$(496)	$506	$(708)
Tax Expense (Benefit)	(116)	40	207	(211)	295

After Tax Amount	$161	$(57)	$(289)	$295	$(413)

26.    RELATED PARTY TRANSACTIONS

Loan Notes Payable

        As disclosed in Note 4, loan notes payable included the following balances due to related parties, as of December 31, 2002 and 2003:

	2002	2003
JPI Loan Note:
Tranche A	$2,500	$—
Tranche B	9,250	9,250

Total	$11,750	$9,250

        On October 1, 2001, GLLC paid a dividend to JPI for $30,000 in the form of cash and accounts receivable. Simultaneously, JPI loaned the cash and accounts receivables back to GLLC for a two tranche loan note and an agency note bearing interest of one month LIBOR plus 2.75%, 3.75% and 4.75% at December 31, 2001, 2002 and 2003, respectively.

        Interest expense on the outstanding related party loan notes was $315, $939, $634, $475 and $434 for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

Capital Transactions with JPI

        During the fourth quarter of 2001, the Company issued 5,263,157 Class A Common Shares to JPI in connection with the Reorganization. See Note 3 and Note 5.

Office lease arrangements with affiliates

        The Company, through its subsidiary GFI UK Holdings, entered into lease agreements with an affiliate, which expire in 2016. Under these agreements, GFI UK Holdings is required to pay an annual rent of £500 ($893 at December 31, 2003, which is included in the future rental commitments table disclosed in Note 16 Commitments and Contingencies). In December 2004 the Company agreed to terminate this lease. See Note 28 for additional information.

27.    RESTATEMENT OF EARNINGS PER SHARE

        Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2003, management became aware that the basic earnings per share amounts on the consolidated statement of operations and the related note required restatement to include the impact of participating convertible securities on the basic earnings per share calculation in accordance with EITF D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share. Specifically the Company's Series A and B Convertible Preferred Shares and Series C Redeemable Convertible Preferred Shares should be included in the calculation of basic weighted average shares outstanding since each are convertible into the Company's common stock and are eligible to participate in earnings of the Company. Accordingly, the Company has restated its previously issued consolidated statements of operations for the years ended December 31, 2002 and 2003.

        A summary of the effects of the restatement of the Company's consolidated statements of operations are as follows:

	For the Year Ended December 31,
	2002		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
NET INCOME (LOSS)	$12,274	$12,274	$14,464	$14,464
Basic earnings per share	$0.78	$0.59	$0.90	$0.67
Diluted earnings per share	$0.58	$0.58	$0.62	$0.61
Weighted average shares outstanding—basic	15,786,933	20,970,279	16,049,655	22,794,234
Weighted average shares outstanding—diluted	21,083,600	21,231,912	23,357,148	23,693,418

        As discussed in Note 13, the Company adopted the provisions of EITF Issue 03-6 requiring the use of the two-class method for calculating basic earnings per share. As required by EITF Issue 03-6, basic earnings per share was recast for all periods presented. As such, the amounts previously disclosed as "weighted-average shares outstanding—basic" have been changed from the amounts presented above of 20,970,279 and 22,794,234 to 15,786,933 and 16,049,655 for the years ended December 31, 2002 and 2003, respectively, to reflect the change due to participating securities.

        In preparing the calculation for adoption of EITF Issue 03-6, the Company determined that immaterial changes to weighted average shares outstanding were required. Such immaterial changes have been reflected in the table above.

28.    SUBSEQUENT EVENTS

        On August 23, 2004, the Company entered into a loan agreement with Bank of America N.A. and certain other lenders (the "2004 Credit Facility"). The 2004 Credit Facility provides for a multicurrency revolving cash facility in a principal amount of $80,000, which includes a letter of credit facility with a sub-limit of $30,000. The 2004 Credit Facility can be increased to $100,000 with the consent of the lenders. The 2004 Credit Facility matures on April 1, 2007 unless the Series C Preferred Stock is converted into common stock prior to such date, in which case the maturity date will be August 23, 2007. Revolving loans may be either base rate loans or currency rate loans. Currency rate loans and the letters of credit bear interest at the annual rate of LIBOR plus the applicable margin in effect for that interest period. Base rate loans bear interest at a rate per annum equal to a base rate plus the applicable margin in effect for that interest period. As long as no default has occurred under the 2004 Credit Facility, the applicable margin for both the base rate and currency rate loans is based on a matrix that varies with a ratio of outstanding debt to EBITDA, as defined in the 2004 Credit Facility. Initially the applicable margin will be .50% for base rate loans and 1.75% for currency rate loans. Amounts outstanding under the 2004 Credit Facility are secured by substantially all the assets of the Company and certain assets of the Company's subsidiaries. The 2004 Credit Facility contains certain financial and other covenants.

        The outstanding borrowings and interest under the 2002 Credit Facility were repaid in full on August 23, 2004 with proceeds of the 2004 Credit Facility and the 2002 Credit Facility was cancelled in its entirety. As of September 30, 2004, amounts outstanding under the 2004 Credit Facility were $46,500 under the revolving portion and $6,500 pursuant to letters of credit.

        On October 29, 2004 the Board of Directors of the Company approved a 1 for 9.50 reverse stock split of the Company's outstanding common and preferred stock, which was effected on January 20, 2005. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the intended stock split.

        In December 2004, in anticipation of entering into a new office lease in the U.K., the Board of Directors of the Company agreed to terminate its lease with an affiliate in September 2005 and to make certain termination and other payments, subject to third-party valuation, upon such termination. As a result, the Company intends to accrue an obligation for contract termination costs as of December 31, 2004. The Company currently estimates this obligation to be between 1,500 and 2,000 British Pounds (approximately $2,880 and $3,840 at December 31, 2004).

5,674,283 Shares

Common Stock

PROSPECTUS

                        , 2005

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

Banc of America Securities LLC

JPMorgan

Jefferies & Company, Inc.

..

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13: Other Expenses of Issuance and Distribution

        The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee are estimates.

Registration fee	$15,709
NASD filing fee	12,898
Nasdaq National Market listing fee	95,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	1,100,000
Printing and engraving	250,000
Transfer agent fees	5,000
Miscellaneous	200,000

Total	$2,878,607

Item 14: Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits indemnification of the Registrant's officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

        Article 5 of the Registrant's bylaws provides that the Registrant will indemnify its directors and executive officers to the fullest extent authorized by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) will be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article 9 of the Registrant's certificate of incorporation provides that a director of the Registrant will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. The Registrant has purchased directors' and officers' liability insurance. We believe that this insurance is necessary to attract and retain qualified directors and officers.

        The underwriting agreement (Exhibit 1.1 hereto) contains provisions by which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, and each officer of the Registrant who signs this registration statement, and each selling stockholder with respect to information furnished in writing by or on behalf of the underwriters for use in the registration statement.

Item 15: Recent Sales of Unregistered Securities

        The following is a summary of transactions by the Registrant during the past three years, adjusted to reflect the Registrant's 1-for-9.5 reverse stock split that will occur prior to the commencement of this offering, involving sales and issuances of securities that were not registered under the Securities Act of 1933.

        On November 30, 2001, the Registrant completed the planned reorganization of our then-existing corporate structure. As part of this reorganization:

  •
  The Registrant issued 5.3 million shares of our Class A Common Stock to Jersey Partners in consideration for the contribution by Jersey Partners to us of 99% of its membership interests in GFI Group LLC and the redemption and reissuance of 1% of such membership interests to GFInet inc. The issuance of these securities in connection with the reorganization was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

  •
  GFInet merged into a wholly-owned subsidiary of ours, with GFInet remaining as the surviving company. The Registrant issued 10,153,075 shares of our Class B Common Stock to the common stockholders of GFInet, who surrendered all of their shares of GFInet common stock in exchange for an equivalent number of shares of our Class B Common Stock. The Registrant issued 2,842,093 shares of Series A Preferred Stock and 178,941 shares of Series B Preferred Stock to the preferred stockholders of GFInet, who surrendered all of their shares of such series of GFInet convertible preferred stock in exchange for an equivalent number of shares of such series of our convertible preferred stock. The issuance of these securities in connection with the reorganization was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

  •
  The Registrant's subsidiary, GFI Group LLC, paid a dividend of $30 million in cash and certain accounts receivable to its then-parent Jersey Partners. In exchange for a loan of this cash and accounts receivable from Jersey Partners, GFI Group LLC issued to Jersey Partners two term notes in the original principal amounts of $5 million and $20 million and an agency note in the original principal amount of $5 million (which was repaid in full by GFI Group LLC in 2002). The issuance of these notes was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

  •
  On June 3, 2002, the Registrant issued 630,688 shares of Class A Common Stock to Jersey Partners in full satisfaction of the Registrant's obligations to Jersey Partners for post-closing adjustments to the exchange of stock that took place in the reorganization. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

        On June 3, 2002, the Registrant issued and sold 3,723,545 shares of its Series C Convertible Preferred Stock, par value $.01 per share to a limited number of institutional "accredited investors" (as defined in Rule 501(A)(1), (2), (3) or (7) under the Securities Act). The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. Citigroup Global Markets acted as the Registrant's private placement agent for this transaction and was paid a placement agency fee of approximately $2.4 million.

        On April 23, 2002, the Registrant issued 2,734 shares of Class B Common Stock to Brown Brothers Harriman & Co. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

        From January 1, 2001 to December 31, 2004, the Registrant granted options to purchase 1,981,346 shares of its common stock to its directors, officers and employees pursuant to its stock option plans at exercise prices ranging from $9.50 per share of common stock to $23.75 per share of common stock (which range excludes an option to purchase 52,632 shares of common stock at an exercise price equal to the offering price of this offering and options to purchase 176,105 shares of common stock at an exercise price equal to the offering price of this offering, provided however, if the offering is not completed prior to June 30, 2005, then the exercise price for such options will be $11.88), pursuant to exemptions from registration provided by Rule 701 and/or Section 4(2) under the Securities Act.

Item 16: Exhibits and Financial Statements; Schedules

(a)
Exhibits:

NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	Amendment to the Restated Certificate of Incorporation of the Registrant, filed in connection with the reverse stock split
3.3	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of this offering
3.4**	Amended and Restated Bylaws of the Registrant, as currently in effect
3.5	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4.1
See Exhibits 3.3 and 3.5 for provisions of the Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws for the Registrant defining the rights of holders of Common Stock of the Registrant
4.2	Specimen Stock Certificate
4.3**	Amended and Restated Stockholders Agreement, dated as of June 3, 2002, among the Registrant and the stockholders named therein
4.4**
Series A Registration Rights Agreement, dated as of March 10, 2000, between the Registrant and the parties named therein, as amended by the Amendment Agreement dated as of November 30, 2001, by and among the Registrant, GFInet inc. and the parties named therein, as amended by Amendment No. 2 to the Registration Rights Agreement dated as of June 3, 2002, by and among the Registrant and the parties named therein

4.5**
Series B Registration Rights Agreement, dated as of June 1, 2000, between the Registrant and the parties named therein, as amended by the Amendment Agreement dated as of November 30, 2001, by and among the Registrant, GFInet inc. and the parties named therein, as amended by Amendment No. 2 to the Registration Rights Agreement dated as of June 3, 2002, by and among the Registrant and the parties named therein
4.6**	Series C Registration Rights Agreement, dated as of June 3, 2002, between the Registrant and the parties named therein
4.7**	Warrant dated July 15, 2000 issued to Newnetco LLC
5.1**	Opinion of Milbank, Tweed, Hadley & McCloy LLP with respect to the validity of the securities offered
10.1**
Credit Agreement, dated August 23, 2004, among the Registrant and GFI Holdings Limited, as borrowers, subsidiaries of the Registrant named therein, as guarantors, Bank of America, N.A., as administrative agent, Barclays Bank Plc, as syndication agent, the other lenders party thereto and Bank of America Securities LLC, as sole lead arranger and sole book running manager
10.2**
Domestic Security Agreement, dated August 23, 2004, by the Registrant, GFI Group LLC, GFInet inc., GFI Brokers LLC, Interactive Ventures LLC and Fenics Software Inc. as grantors, in favor of Bank of America, N.A., as administrative agent
10.3**	Debenture, dated August 23, 2004, by GFI Holdings Limited and the other subsidiaries named therein, as chargors, in favor of Bank of America, N.A., as administrative agent
10.4	Disability Agreement, dated as of December 30, 2004, between the Registrant and Michael A. Gooch
10.5**	Employment Agreement, dated as of July 17, 2000, between the Registrant and Donald P. Fewer, as amended by the First Amendment to Employment Agreement dated as of March 11, 2004
10.6**	Employment Agreement, dated as of May 1, 2002, between the GFI Holdings Limited and Stephen McMillan
10.7**	Employment Agreement, dated as of November 18, 2002, between the Registrant and James A. Peers
10.8**	Employment Agreement, dated as of December 1, 2003, between GFI Holdings Limited and Jurgen Breuer
10.9**	2002 Stock Option Plan
10.10**	2000 Stock Option Plan
10.11**	GFI Group Occupational Pension Plan
10.12**	Guardian Trust of GFI Brokers Limited
10.13**	2004 Equity Incentive Plan
10.14**	Senior Executive Annual Bonus Plan
21.1**	List of subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2**	Consent of Counsel (included in Exhibit 5.1)

24.1**	Power of Attorney
99.1	Consent of Marisa Cassoni

*
To be filed by amendment

**
Previously filed

(b)
Financial Statement Schedule:

  Schedule I — Condensed Financial Information of GFI Group Inc. (Parent Company Only) at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003.

        Schedules other than those referred to above have been omitted because they are not applicable, are not required or because the information is included elsewhere in the Registrant's consolidated financial statements or the notes thereto.

Item 17: Undertakings

        The following undertakings correspond to the specified paragraph designation from Item 512 of Regulation S-K.

          (a)    Equity Offering of Nonreporting Registrant.    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)    Acceleration of Effectiveness.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)    Rule 430A.    The undersigned Registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused Amendment No. 5 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York and state of New York, on the 21st day of January, 2005.

GFI GROUP INC.
By:	/s/ J. CHRISTOPHER GIANCARLO
	Name:	J. Christopher Giancarlo
	Title:	Executive Vice President — Corporate Development

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL GOOCH* Michael Gooch	Chairman of the Board and Chief Executive Officer (principal executive officer)	January 21, 2005
/s/ COLIN HEFFRON* Colin Heffron	President and Director	January 21, 2005
/s/ DONALD P. FEWER* Donald P. Fewer	Senior Managing Director — Head of North America and Director	January 21, 2005
/s/ STEPHEN MCMILLAN* Stephen McMillan	Senior Managing Director — Head of Europe and Director	January 21, 2005
/s/ JAMES A. PEERS* James A. Peers	Chief Financial Officer (principal financial and accounting officer)	January 21, 2005
/s/ GEOFFREY KALISH* Geoffrey Kalish	Director	January 21, 2005
/s/ CHRISTOPHER PIKE* Christopher Pike	Director	January 21, 2005
/s/ ROBERT TAYLOR* Robert Taylor	Director	January 21, 2005
/s/ JOHN W. WARD* John W. Ward	Director	January 21, 2005
*By:	/s/ J. CHRISTOPHER GIANCARLO J. Christopher Giancarlo	Attorney-in-fact	January 21, 2005

Schedule I

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
GFI Group Inc.

We have audited the consolidated financial statements of GFI Group Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated June 15, 2004 (September 15, 2004 as to Notes 13 and 27, January 20, 2005 as to Note 28) (included elsewhere in this Registration Statement which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 27 in the same report). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
June 15, 2004 (January 20, 2005 as to Note 5)

GFI GROUP INC.
(Parent Company Only)

CONDENSED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2003
(In thousands)

	2002	2003	Pro forma 2003
			(unaudited)
Assets:
Cash and cash equivalents	$17,065	$11,782
Investments in subsidiaries, equity basis	23,502	39,704
Advances to subsidiaries	40,492	54,980
Other assets	283	226

Total assets	$81,342	$106,692

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity:
Notes payable, net	$28,105	$38,747
Other liabilities	52	124

	28,157	38,871

Commitments and contingencies	—	—
Redeemable convertible preferred stock	30,043	30,043	—
Stockholders' equity	23,142	37,778	$67,821

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$81,342	$106,692

See notes to condensed financial statements.

GFI GROUP INC.

(Parent Company Only)

CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands)

	2001	2002	2003
REVENUES:
Income (loss) from subsidiaries	$(31,816)	$12,677	$15,297
Interest income	—	161	138

Total revenues	(31,816)	12,838	15,435

EXPENSES:
Interest expense	—	849	1,489
Other expenses	—	174	183

Total expenses	—	1,023	1,672

INCOME (LOSS) BEFORE BENEFIT FROM INCOME TAXES	(31,816)	11,815	13,763

BENEFIT FROM INCOME TAXES	—	459	701

NET INCOME (LOSS)	$(31,816)	$12,274	$14,464

See notes to condensed financial statements.

GFI GROUP INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands)

	2001	2002	2003

Cash flows from operating activities
Net income (loss)	$(31,816)	$12,274	$14,464
Adjustments to reconcile net income (loss) to net cash used in operating activities—
Noncash transactions in net income (loss)	31,816	(13,048)	(15,809)
Changes in operating assets and liabilities	—	(40,221)	(14,438)

Cash used in operating activities	—	(40,995)	(15,783)

Cash flows from investing activities	—	—	—

Cash flows from financing activities	—	58,060	10,500

Increase (decrease) in cash and cash equivalents	—	17,065	(5,283)
Cash and cash equivalents, beginning of year	—	—	17,065

Cash and cash equivalents, end of year	$—	$17,065	$11,782

See notes to condensed financial statements.

GFI GROUP INC.
(Parent Company Only)
NOTES TO CONDENSED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands)

1.    BASIS OF PRESENTATION

  The accompanying condensed financial statements (the "Parent Company Financial Statements"), including the notes thereto, should be read in conjunction with the consolidated financial statements of GFI Group Inc. and subsidiaries ("the Company") and the notes thereto.

  The Parent Company Financial Statements for the years ended December 31, 2001, 2002 and 2003 are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingencies in the condensed financial statements. Management believes that the estimates utilized in the preparation of the condensed financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

  Unaudited pro forma information—Immediately prior to the closing of the planned initial public offering, all outstanding shares of the Series C Redeemable Convertible Preferred Stock, the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Class A Common Stock will convert into shares of Class B Common Stock. The pro forma balance sheet gives effect to this conversion as if it had occurred at the beginning of the period. The pro forma balance sheet does not give effect to the offering proceeds.

2.    CORPORATE REORGANIZATION

  On November 30, 2001, Jersey Partners Inc. ("JPI") and the other stockholders of GFInet inc. ("GFInet") reorganized the ownership structure of GFInet and JPI's wholly-owned subsidiary GFI Group LLC ("GLLC"), in order to streamline their operations and achieve certain operational, tax and related efficiencies. Prior to the reorganization, JPI incorporated GFI Group Inc. ("GFI") under the laws of the State of Delaware.

  Pursuant to an agreement between JPI, GFI and GLLC, JPI contributed 99% of its membership interests in GLLC, as well as certain agreed-upon assets and liabilities of JPI, to GFI for consideration of 5.3 million shares of GFI Class A Common Stock. The remaining 1% of JPI's membership interest was redeemed at the closing of the reorganization and issued to GFInet. GFI also entered into a merger agreement with GFInet, which provided for a merger of GFInet into a wholly-owned subsidiary of GFI with GFInet as the surviving corporation. Subsequently, GFI contributed 98% of its membership interest in GLLC to GFInet.

  As a result of the merger, the common stockholders of GFInet surrendered to GFI all of their shares of GFInet common stock in exchange for an equivalent number of shares of Class B Common Stock of GFI. In addition, the GFInet preferred stockholders surrendered to GFI all of their shares of GFInet Series A convertible preferred stock and GFInet Series B convertible preferred stock for an equivalent number of GFI's Series A Preferred Stock and GFI Series B Preferred Stock, respectively. The outstanding options or warrants to purchase shares of GFInet's common stock became options or warrants to purchase shares of Class B Common Stock of GFI on the same terms. Upon completion of the Reorganization, JPI owned 74.2% of the Company prior to dilution for outstanding options and a warrant.

  The reorganization was achieved as a noncash transaction for GFI.

3.    GUARANTEES

  From time to time, the Company provides guarantees, on behalf of its subsidiaries, to clients for the purpose of providing credit enhancement for such clients. Such guarantees generally provide that the Company will guarantee the performance of all liabilities, obligations and undertakings owed by such subsidiary with respect to matched principal transactions entered into by such subsidiary with the relevant client. These guarantees are generally terminable on less than 30 days notice. The Company has not recorded any contingent liability in the condensed financial statements for these indemnifications and believes that the occurrence of any events that would trigger payments under these guarantees is remote.

4.    ADVANCES TO SUBSIDIARIES

  As of December 31, 2002 and 2003, GFI Group Inc. has receivables from subsidiaries of $40,492 and $54,980 related primarily to the allocation of funds received, from notes payable and issuance of equity securities, to subsidiaries to fund working capital.

5.    SUBSEQUENT EVENTS

  On August 23, 2004, the Company entered into a loan agreement with Bank of America N.A. and certain other lenders (the "2004 Credit Facility"). The 2004 Credit Facility provides for a multicurrency revolving cash facility in a principal amount of $80,000, which includes a letter of credit facility with a sub-limit of $30,000. The 2004 Credit Facility can be increased to $100,000 with the consent of the lenders. The 2004 Credit Facility matures on April 1, 2007 unless the Series C Preferred Stock is converted into common stock prior to such date, in which case the maturity date will be August 23, 2007. Revolving loans may be either base rate loans or currency rate loans. Currency rate loans and the letters of credit bear interest at the annual rate of LIBOR plus the applicable margin in effect for that interest period. Base rate loans bear interest at a rate per annum equal to a base rate plus the applicable margin in effect for that interest period. As long as no default has occurred under the 2004 Credit Facility, the applicable margin for both the base rate and currency rate loans is based on a matrix that varies with a ratio of outstanding debt to EBITDA, as defined in the 2004 Credit Facility. Initially the applicable margin will be .50% for base rate loans and 1.75% for currency rate loans. Amounts outstanding under the 2004 Credit Facility are secured by substantially all the assets of the Company and certain assets of the Company's subsidiaries. The 2004 Credit Facility contains certain financial and other covenants.

  The outstanding borrowings and interest under our old credit facility were repaid in full on August 23, 2004 with proceeds of the 2004 Credit Facility and our old credit facility was cancelled in its entirety. As of September 30, 2004, amounts outstanding under the 2004 Credit Facility were $46,500 under the revolving portion and $6,500 pursuant to letters of credit.

  On October 29, 2004 the Board of Directors of the Company approved a 1 for 9.50 reverse stock split of the Company's outstanding common and preferred stock, which was effected on January 20, 2005. All share data in the accompanying financial statements has been retroactively adjusted to reflect the intended stock split.

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	Amendment to the Restated Certificate of Incorporation of the Registrant, filed in connection with the reverse stock split
3.3	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of this offering
3.4**	Amended and Restated Bylaws of the Registrant, as currently in effect
3.5	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4.1
See Exhibits 3.3 and 3.5 for provisions of the Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws for the Registrant defining the rights of holders of Common Stock of the Registrant
4.2	Specimen Stock Certificate
4.3**	Amended and Restated Stockholders Agreement, dated as of June 3, 2002, among the Registrant and the stockholders named therein
4.4**
Series A Registration Rights Agreement, dated as of March 10, 2000, between the Registrant and the parties named therein, as amended by the Amendment Agreement dated as of November 30, 2001, by and among the Registrant, GFInet inc. and the parties named therein, as amended by Amendment No. 2 to the Registration Rights Agreement dated as of June 3, 2002, by and among the Registrant and the parties named therein
4.5**
Series B Registration Rights Agreement, dated as of June 1, 2000, between the Registrant and the parties named therein, as amended by the Amendment Agreement dated as of November 30, 2001, by and among the Registrant, GFInet inc. and the parties named therein, as amended by Amendment No. 2 to the Registration Rights Agreement dated as of June 3, 2002, by and among the Registrant and the parties named therein
4.6**	Series C Registration Rights Agreement, dated as of June 3, 2002, between the Registrant and the parties named therein
4.7**	Warrant dated July 15, 2000 issued to Newnetco LLC
5.1**	Opinion of Milbank, Tweed, Hadley & McCloy LLP with respect to the validity of the securities offered
10.1**
Credit Agreement, dated August 23, 2004, among the Registrant and GFI Holdings Limited, as borrowers, subsidiaries of the Registrant named therein, as guarantors, Bank of America, N.A., as administrative agent, Barclays Bank Plc, as syndication agent, the other lenders party thereto and Bank of America Securities LLC, as sole lead arranger and sole book running manager
10.2**
Domestic Security Agreement, dated August 23, 2004, by the Registrant, GFI Group LLC, GFInet inc., GFI Brokers LLC, Interactive Ventures LLC and Fenics Software Inc. as grantors, in favor of Bank of America, N.A., as administrative agent
10.3**	Debenture, dated August 23, 2004, by GFI Holdings Limited and the other subsidiaries named therein, as chargors, in favor of Bank of America, N.A., as administrative agent
10.4	Disability Agreement, dated as of December 30, 2004, between the Registrant and Michael A. Gooch

10.5**	Employment Agreement, dated as of July 17, 2000, between the Registrant and Donald P. Fewer, as amended by the First Amendment to Employment Agreement dated as of March 11, 2004
10.6**	Employment Agreement, dated as of May 1, 2002, between the GFI Holdings Limited and Stephen McMillan
10.7**	Employment Agreement, dated as of November 18, 2002, between the Registrant and James A. Peers
10.8**	Employment Agreement, dated as of December 1, 2003, between GFI Holdings Limited and Jurgen Breuer
10.9**	2002 Stock Option Plan
10.10**	2000 Stock Option Plan
10.11**	GFI Group Occupational Pension Plan
10.12**	Guardian Trust of GFI Brokers Limited
10.13**	2004 Equity Incentive Plan
10.14**	Senior Executive Annual Bonus Plan
21.1**	List of subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2**	Consent of Counsel (included in Exhibit 5.1)
24.1**	Power of Attorney
99.1	Consent of Marisa Cassoni

*
To be filed by amendment

**
Previously filed

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TABLE OF CONTENTS
SUMMARY
Our Business
Our Market Opportunity
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CASH AND CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE TO FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GFI GROUP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (In thousands, except share and per share amounts)
GFI GROUP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share amounts)
GFI GROUP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands)
GFI GROUP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
GFI GROUP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (In thousands)
GFI GROUP INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of September 30, 2004 and nine months ended September 30, 2003 and 2004 is unaudited) (In thousands, except share and per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
  Schedule I
GFI GROUP INC. (Parent Company Only) CONDENSED STATEMENTS OF FINANCIAL CONDITION DECEMBER 31, 2002 AND 2003 (In thousands)
GFI GROUP INC. (Parent Company Only) CONDENSED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands)
GFI GROUP INC. (Parent Company Only) CONDENSED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands)
GFI GROUP INC. (Parent Company Only) NOTES TO CONDENSED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands)
EXHIBIT INDEX